This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein remains strictly confidential.
As Confidentially submitted to the Securities and Exchange Commission on February 13, 2026
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934
West Coast Community Bancorp
(Exact name of registrant as specified in its charter)

California	27-1376408
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

75 River Street, Santa Cruz, California	95060
(Address of principal executive offices)	(Zip Code)
(831) 457-5000
Registrant’s telephone number, including area code
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, no par value	The Nasdaq Stock Market LLC
Securities to be registered pursuant to Section 12(g) of the Act: None
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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Explanatory Note
West Coast Community Bancorp is filing this General Form for Registration of Securities on Form 10 (this “Registration Statement”), to register its common stock, no par value per share (the “Common Stock”), pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
As used throughout this Registration Statement, the “Company,” “we,” “our” and “us” refer to West Coast Community Bancorp and West Coast Community Bank, the sole and wholly owned subsidiary of West Coast Community Bancorp, on a consolidated basis, except that in the discussion of our capital stock and related matters, these terms refer solely to West Coast Community Bancorp. The “Bank” refers to West Coast Community Bank, and “Bancorp,” refers to West Coast Community Bancorp, the holding company for West Coast Community Bank.
The Company is omitting its unaudited consolidated financial statements for each of the nine months ended September 30, 2025 and 2024, as well as its audited consolidated financial statements for the year ended December 31, 2022 because they relate to historical periods that it believes will not be required to be included in this Registration Statement at the time of the initial public filing of this Registration Statement.
Forward-Looking Statements
This Registration Statement contains statements that we believe are, or may be considered to be, “forward-looking statements.” Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of the Company. All statements other than statements of historical fact included in this Registration Statement may constitute forward-looking statements, including statements regarding the prospects of our industry or our prospects, plans, expected operating results, financial position or business strategy. In addition, forward-looking statements generally can be identified by the use of forward-looking words such as “plan,” “expect,” “look forward to,” “budget,” “scheduled,” “estimate,” “forecast,” “continue,” “intend,” “potential,” “anticipate,” “believe,” “should,” “may,” “could,” “would,” “might,” “seek,” “will,” “be taken,” “occur,” “be achieved,” or the negative of these terms or variations of them or similar terms. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that these expectations will prove to be correct. These forward-looking statements are subject to certain known and unknown risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements.
Risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements include, but are not limited to:
•changes in the U.S. economy, including an economic slowdown, inflation, deflation, employment levels, rate of growth, and general business conditions;
•risks related to the concentration of our business in California, including risks associated with any downturn in the real estate sector;
•changes in market interest rates that affect the pricing of our loans and deposits, our net interest income, and our borrowers’ ability to repay loans;
•the soundness of other financial institutions and the impacts related to or resulting from bank failures and other economic and industry volatility, including increased regulatory requirements and costs and potential impacts to macroeconomic conditions;
•the impact of recent and future legislative and regulatory changes, including changes in banking, securities, and tax laws and regulations and their application by our regulators, and economic stimulus programs;
•the effects of increased competition from a wide variety of local, regional, national, and other providers of financial services;

•risks related to any future acquisitions, including transaction expenses, the potential distraction of management resources and the possibility that we will not realize anticipated benefits from any future acquisitions or the acquisition of 1st Capital Bancorp, including the ability to achieve intended synergies following the acquisition of 1st Capital Bancorp;
•the risks associated with our loan portfolios, and specifically with our commercial real estate loans;
•our ability to maintain adequate liquidity and to maintain capital necessary to fund our growth strategy and operations and to satisfy minimum regulatory capital levels;
•risks related to our strategic focus on lending to small to medium-sized businesses;
•the sufficiency of the assumptions and estimates we make in establishing reserves for potential credit losses and the value of loan collateral and securities;
•our level of nonperforming assets and the costs associated with resolving problem loans, if any, and complying with government-imposed foreclosure moratoriums;
•our ability to comply with various governmental and regulatory requirements applicable to financial institutions, including supervisory actions by federal and state banking agencies;
•governmental monetary and fiscal policies, including the policies of the Federal Reserve;
•risks associated with unauthorized access, cybersecurity breaches, cyber-crime, and other threats and disruptions to data security;
•our ability to implement, maintain, and improve effective risk management framework, disclosure controls and procedures, and internal controls over financial reporting;
•our ability to adopt and successfully integrate new initiatives or technologies into our business in a strategic manner;
•our ability to attract and retain executive officers and key employees and their client and community relationships;
•the impact of any future U.S. federal government shutdown and uncertainty regarding the U.S. federal government’s debt limit and credit rating;
•the occurrence or impact of climate change or natural or man-made disasters or calamities, such as wildfires, droughts, landslides, floods, tsunami and earthquakes, and particularly in California;
•changes in and impact of local, regional, and global business, economic, and political conditions and geopolitical events, such as pandemics, civil unrest, wars, and acts of terrorism; and
•the factors and risks described in the sections titled “Risk Factors” and "Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Registration Statement.
The foregoing factors should not be considered exhaustive and should be read together with other cautionary statements that are included in this Registration Statement. New risks and uncertainties may emerge from time to time, and it is not possible for us to predict their occurrence or how they will affect the Company. If one or more of the factors affecting the Company’s forward-looking information and statements proves incorrect, then the Company’s actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this Registration Statement. Therefore, we caution you not to place undue reliance on any forward-looking statements contained in this Registration Statement, which reflect management’s opinions only as of the date hereof. Except as required by law, we undertake no obligation to revise or publicly release the results of any revision to any forward-looking statements. We qualify all our forward-looking statements by these cautionary statements.

Emerging Growth Company Status
We qualify as an Emerging Growth Company (“EGC”) under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and as defined in Section 2(a)(19) of the Securities Act of 1933, as amended (the “Securities Act”). For as long as we are an EGC, we may choose to take advantage of scaled disclosure requirements for newly public companies and be exempt from various reporting requirements, including but not limited to the following:
•we are exempt from obtaining an attestation report from our independent auditors on management’s assessment of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);
•we can elect to defer complying with certain changes in accounting standards. When a standard is issued or revised and it has different application dates for public or private companies, we can elect to adopt the new or revised standard at the time private companies adopt the new or revised standard. Because of the potential differences in accounting standards used, our consolidated financial statements may not be comparable with those of a public company that is not an EGC or those of a public company that is an EGC that has opted out of using the extended transition period;
•we are permitted to include less extensive disclosures than required of other reporting companies, particularly in the description of executive compensation; and
•we are not required to hold nonbinding advisory votes on executive compensation or golden parachute arrangements.
In this Registration Statement, we have elected to take advantage of the reduced disclosure requirements and the extended transition period associated with the adoption of new or revised accounting standards, as discussed above. In addition, we expect to take advantage of other reduced reporting requirements in future filings. We could remain an EGC up to the last day of the fiscal year following the fifth anniversary of the first sale of our common equity securities in an offering registered under the Securities Act, unless one of the following occurs:
•the end of the first fiscal year during which we have total annual gross revenues of $1.235 billion or more;
•the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or
•the date on which we are deemed to be a “large accelerated filer” as defined in Exchange Act Rule 12b-2.
See the section titled “Risk Factors” in this Registration Statement for a discussion of the risks associated with our status as an EGC.
Industry and Market Data
This Registration Statement contains data concerning our industry and the markets in which we operate that is based on publicly available government reports and other third-party sources. Our internal data, estimates and forecasts are based on information obtained from governmental reports, trade and business organizations and other contracts in the markets we operate as well as our management’s understanding of the banking industries gained through our experience and participation in the industry. Although we believe that this information is accurate and reliable, we have not independently verified any of the data from government reports and other third-party sources or analyzed or verified the underlying studies or surveys relied upon or referred to by such sources. None of these third-party sources has provided any form of consultation, advice or counsel regarding any aspect of or is in any way whatsoever associated with this Registration Statement. In addition, estimates, forecasts and assumptions are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. Finally, forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this Registration Statement. Such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Forward-Looking Statements,” “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Registration Statement.
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Item 1.    Business
Overview
West Coast Community Bancorp is a bank holding company headquartered in Santa Cruz, California that operates through its sole and wholly owned subsidiary, West Coast Community Bank, a California state-chartered bank. Substantially all of our business activities are conducted through the Bank. The Bank operates 10 branches across the California Central Coast, which we define as the counties of Santa Cruz, Monterey, Santa Clara and San Luis Obispo, and primarily serves small- to medium-sized businesses, which we generally define as businesses with annual revenues of $100 million or less, service professionals and individuals.
The Bank began business operations in February 2004 under the name Santa Cruz County Bank, and the Bank’s name was changed to West Coast Community Bank on April 1, 2025, following the closing of the Company’s acquisition of 1st Capital Bancorp on October 1, 2024.
The Bank is supervised and regulated by the Federal Deposit Insurance Corporation (the “FDIC”) and the California Department of Financial Protection and Innovation (the “DFPI”). Bancorp was incorporated in the State of California on November 10, 2009, and the Company obtained approval from the Board of Governors of the Federal Reserve System on June 2, 2023 for Bancorp to become a bank holding company and became the sole shareholder of the Bank on August 18, 2023 following a reorganization transaction. This transaction was treated as an internal reorganization as all shareholders of the Bank became shareholders of Bancorp. As a bank holding company, Bancorp is subject to regulation and supervision by the Federal Reserve, including the Bank Holding Company Act of 1956, as amended (the “BHCA”).
Our Common Stock is currently quoted over the counter on the OTC Markets Group LLC’s OTCQX under the symbol “WCCB.” Concurrent with this Registration Statement, the Company has applied to list its Common Stock with the Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “WCCB.”
Some of the products and services that we offer include checking, savings and money market accounts, certificates of deposit, treasury and cash management services, commercial and industrial loans, commercial real estate loans, commercial construction and development loans, online banking and mobile banking. As of December 31, 2025, the Company had total consolidated assets of $__, total loans held-for-investment of $__, total deposits of $__ and total shareholders’ equity of $__.
Our Business
We strive to provide clients with a high level of personalized service while offering a full range of commercial and personal banking products and services. We focus on developing banking relationships that are tailored to meet the individual needs of each client. Our services combine the convenience of modern banking with traditional community bank values.
We focus on serving small- and medium-sized businesses, service professionals and individuals in Santa Cruz County and adjacent Monterey, Santa Clara and San Luis Obispo counties. We attempt to differentiate ourselves by having a high-touch, relationship driven approach to our client relationships. We use, to the fullest extent possible, the flexibility that results from being an independently owned and operated bank. Our approach to client service includes an emphasis on meeting clients’ specialized banking needs through personal contact by our directors, officers and employees. We are dedicated to relationship banking, which includes ongoing client contact by knowledgeable management and staff, as well as client access to its decision makers with requisite financial solutions and access to capital for their success.
We offer a full complement of lending products, including commercial lines of credit and term loans, land and property development financing, commercial real estate term and asset-based loans, agricultural and farmland loans, including loans under the U.S. Department of Agriculture (“USDA”) program and small business loans guaranteed by the Small Business Administration (“SBA”), including 7(a) and 504 loans.

We also offer a full complement of deposit products, including demand deposit accounts, regular savings accounts, individual retirement accounts (“IRAs”), health savings accounts (“HSAs”), money market accounts and certificates of deposit (“CDs”), as well as fully insured deposit products offered through a reciprocal network. We provide treasury management services, electronic bill payment, a full range of mobile banking deposit services, including business mobile banking for on-the-go treasury functions, wire transfers, direct deposits, lockbox and automatic transfers, and remote deposit to electronically capture deposits from business locations. We also provide fraud prevention and card controls, enhancing security and convenience for clients. Our services also include other convenience-related services such as banking by appointment, online banking services, access to a national ATM network and banking by mail to better serve our clients.
Our clients are able to access bank services and information through our website, including the ability to access their account information so clients can transact banking business and learn about our product and service offerings. We do not open deposit accounts through the Internet.
Based on the similar nature of the banking products and services offered, we have a single operating segment, which also represents our sole reportable segment.
No client accounts for more than 10% of total deposits or total loans of the Company as of December 31, 2025.
Market Area
A key factor in our ability to achieve our strategic goals and create shareholder value is the attractiveness of the geographic market area in which we operate, which is supported by various industries including tourism, hospitality, retail, engineering and construction, agriculture, technology, government, education, healthcare and other professional services.
We are the largest community bank headquartered in California’s Central Coast region. Our headquarters is located in the heart of downtown Santa Cruz with additional branch offices in Aptos, Capitola, Cupertino, King City, Monterey, Salinas, San Luis Obispo, Scotts Valley and Watsonville, California. Our market area encompasses Santa Cruz County and adjacent Monterey, Santa Clara and San Luis Obispo counties. Our employees are experienced working with businesses and professional service providers in our market area, shown below.
We are a business-focused community bank, with an emphasis on small and medium-sized businesses and professionals, across a wide variety of industries. We do not target any specific industries or business segments when developing new client relationships, but instead look to the quality of the loan or deposit relationship. The primary driver for business is that we are relationship-oriented with a focus on owner-occupied real estate and commercial and industrial lending. We are a preferred lender under the SBA loan program. We believe that these factors have contributed to a relatively stable deposit base and consistent demand for loans among the small- and medium-sized businesses, service professionals and individuals in the geographic market area that we serve.
As of June 30, 2025, the most recent period for which figures are available as reported by the FDIC, there were 55 financial institutions with 447 offices open in our primary market area of Santa Cruz County and adjacent Monterey, Santa Clara and San Luis Obispo counties. Our total deposits in the market area as of June 30, 2025, were $2.26 billion. The table below shows the population and the Median Household Income according to U.S. Census data, as well as our market share of deposits, in each of the Metropolitan Statistical Areas (“MSA”) in which we operate as of June 30, 2025:
Competition
The banking business in California generally, and in markets we serve, is highly competitive with respect to both loans and deposits and is dominated by a number of regional and national financial institutions that operate offices in our market area and elsewhere. We compete for deposits and loans principally with these financial institutions, as well as community banks, finance companies, non-bank lenders, including “fintech” companies, credit unions and other financial institutions operating offices in our market area and elsewhere. Competition among financial institutions is based on interest rates offered on deposit accounts, interest rates charged on loans, other credit and service products, charges relating to products and services, the quality and scope of the services rendered, and, in the case of loans to commercial borrowers, relative lending limits and timely decisions and responses to client needs. The larger financial institutions we compete with have greater resources that may provide them a competitive advantage by enabling them to, among other things, finance extensive advertising campaigns and to allocate their investment assets to regions of highest yield and demand. Many of the competing major commercial banks operating in our service areas offer certain services (such as trust and international banking services) that are not offered directly by us, and, by virtue of their greater total capitalization, such banks have substantially higher lending limits.
The increasingly competitive environment is the result of changes in regulation, changes in technology and product delivery systems, additional non-bank financial service providers and the accelerating pace of consolidation among financial services providers. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer most types of financial services, including banking, securities underwriting and insurance. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems.
Some of our non-banking competitors, such as fintech lenders, have fewer regulatory constraints and may have lower cost structures. In addition, some of our competitors have assets, capital and lending limits greater than ours, have greater access to capital markets and offer a broader range of products and services than we do.
Our competitive advantage includes the experience and local knowledge of our team members, who understand the communities we serve. Generally, our bankers, officers and directors are actively involved in these communities, which helps us stay connected to the needs of the communities’ individuals and businesses. We believe this community-focused approach strengthens our ability to build lasting relationships. Being locally managed allows us to respond quickly and personally, which differentiates us from larger institutions that often prioritize standardized products and high-volume operations. Our goal is to provide personalized banking services that reflect the values and priorities of the communities we serve.
Our Strategy and Strengths
We seek to be an innovative, growth-oriented financial institution focused on creating shareholder value through delivering consistent financial performance, developing franchise value, expanding and strengthening client relationships, practicing sound risk management and effectively and prudently managing capital and liquidity. We also regularly evaluate our product set and market positioning, and—guided by client feedback, risk analytics and strategic reviews—selectively expand product and service offerings to strengthen revenue diversity and deepen full‑relationship banking with businesses and individuals across the Central Coast.
We believe the following strengths have been instrumental to the success of our core operations and position us to continue profitable growth and long‑term value creation for shareholders while maintaining a fundamentally sound risk profile.
•Community Banking Philosophy. We provide a high-touch, relationship-driven, locally focused approach to community banking that pairs direct access to experienced decision‑makers with tailored loan and deposit solutions for businesses and individuals across the Central Coast. Our goal is to provide personalized banking services that reflect the values and priorities of the communities we serve. We deliver local decision‑making and individualized service with a suite of product offerings that we believe are competitive with larger institutions by combining market‑specific expertise in commercial real estate (“CRE”), commercial & industrial (“C&I”), SBA, and agriculture and treasury services with technology that meets clients’ needs. Generally, our bankers, officers and directors live and work in the communities we serve, which allows for a high level of involvement in local organizations and a deep understanding of the banking needs within our market area. We believe this client‑centric approach underpins long‑term relationship growth and contributes to the quality and stability of our community banking operations. Following our acquisition of 1st Capital Bancorp on October 1, 2024, we have expanded our footprint and client reach while preserving the high‑touch, relationship-driven community banking model that we believe differentiates us.
•Disciplined Credit Culture. Our relationship managers target borrowers with demonstrated capacity and seasoned operating histories, emphasizing structure, cash‑flow coverage, collateral discipline and concentration management. Individual discretionary limits are complemented by management and board-level oversight to ensure appropriate terms and timely decisions. Consistent with our prudent and disciplined approach to lending and credit risk management, we employ independent loan reviews, rigorous portfolio monitoring, including continuous evaluations of CRE segments, and stress testing where appropriate. This approach is reflected in our low levels of nonperforming assets and other asset-quality measures relative to our peers, and is supported by a conservative framework in determining the allowance for credit losses.

•Conservative Balance Sheet and Capital Position. The Bank exceeds the regulatory thresholds to be considered “well capitalized,” supporting prudent organic growth and strategic initiatives. Please refer to section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Capital Requirements” under Item 2. Financial Information, for more information concerning our levels of capital and regulatory capital thresholds. We believe we have ample liquidity to meet our obligations and to fund anticipated loan demand, augmented by our diversified core deposit base and access to market funding. We utilize various asset/liability management tools to position the balance sheet for varying interest‑rate and liquidity scenarios, growth strategies and capital planning.
•People, Culture and Organizational Development. We consider our diverse employee base and our culture to be a competitive advantage. This diversity provides us the opportunity to serve our clients, communities and each other in meaningful and impactful ways that result in long-lasting relationships. Our culture is embodied in our core values: putting the client first, valuing one another, doing what’s right, solving problems, and having fun while we seek to make a positive impact on the communities we serve. We focus on attracting, retaining, and developing employees by providing training programs, career development opportunities, and competitive compensation. Our employees are critical to delivering personalized banking services and sustaining the Company’s community-focused strategy.
Our Products and Services
We offer a comprehensive range of financial products and services designed to meet the needs of individuals, businesses and agricultural clients throughout California. Our consumer banking services include demand deposit accounts, checking and savings accounts, CDs, money market accounts, IRAs and HSAs and convenient ATM and online and mobile banking options to help our clients manage their finances with ease. For our business clients, we provide tailored solutions such as business checking and savings accounts, commercial real estate and asset-based loans, commercial lines of credit and term loans, land and property development financing, and SBA, USDA Business & Industry (“B&I”), and Farm Service Agency (“FSA”) loans. We also provide treasury management services to support their businesses’ growth and operational efficiency. In addition, we proudly serve California’s agricultural community by offering specialized loans and financing options to help local farmers and agricultural operations thrive.
Lending Activities
Our lending activities are largely focused on commercial lending and we seek to diversify our portfolio by extending credit across a mix of CRE and C&I loan types. Our commercial loan clients represent a diverse cross-section of small to medium-sized local businesses within our market area, whose owners and employees are often established Bank clients. We provide a full suite of business credit solutions: revolving and non‑revolving lines of credit and term loans for working capital and equipment, owner‑occupied and investor commercial real estate financing and construction loans, asset‑based lending secured by receivables and inventory, specialized agriculture lending tailored to seasonal cash flows and local market needs, government‑guaranteed SBA, B&I and FSA loans, and commercial and standby letters of credit. All credit solutions are delivered with local underwriting and direct access to decision‑makers for faster execution. Refer to the Loan Portfolio section within Item 2. Financial Information for further details regarding the composition of our loan portfolio as of December 31, 2025 and 2024.
Commercial Real Estate Loans
We provide commercial real estate loans to finance the purchase of new commercial property, to refinance existing commercial property and to provide financing for other business purposes where the loan is secured by commercial real estate. These loans are generally collateralized by first liens on real estate and underwritten primarily based on the property or the borrower’s ability to generate sufficient cash flow, with collateral value considered as a secondary source of repayment. Commercial real estate loans are largely collateralized by multifamily, hotel, retail, office and various other owner and non-owner occupied properties within our market area. We monitor these loans regularly assessing the borrower’s cash flow and ability to service debt, supported by internal risk grading criteria. We generally require conservative loan-to-value ratios and personal or corporate guarantees consistent with regulatory guidelines. Repayment of commercial real estate loans primarily relies on the cash flows associated with successful management and operation of the underlying property securing the loan and secondarily on the underlying collateral and/or guarantors. Adverse economic developments, fluctuations in the real estate market, or an overbuilt market may impact commercial real estate projects and could result in material decreases in in the market value of the underlying properties securing such loans, which may result in troubled loans. Further, significant increases in interest rates, changes in market rents, and trends in vacancy rates of commercial properties can impact the credit quality of these loans. Any of these factors may make the real estate loan unprofitable to the borrower and result in an inability to service debt obligations. As of December 31, 2025, we had $__ in commercial real estate loans, representing __% of total loans held-for-investment.
Commercial and Industrial Loans
We provide commercial and industrial loans and commercial lines of credit for the purpose of providing working capital, financing the purchase of equipment and inventory or for other business purposes to established small and medium-sized businesses in our market area. Such loans include short-term loans, which are loans with maturities normally ranging from one to several years. Short-term business loans are generally intended to finance short-term working capital and may have payment terms consisting of either interest only or a combination of both principal and interest. Term loans normally provide for floating interest rates with monthly payments of both principal and interest. Generally, our C&I loans are underwritten based on the borrower’s ability to service such debt from identified cash flows. We monitor these loans through periodic reviews of borrower and guarantor(s) financial performance, including cash flow analysis and debt service coverage, to ensure ongoing repayment capacity. Further, we typically secure a first lien position against the borrower’s business assets as well as guarantees. Collateral may include real estate, accounts receivable, inventory, equipment or other business assets. While the Company seeks to extend credit to established borrowers, their business cash flows may not materialize as expected, which could place strain on the borrower’s ability to repay the loan, especially in periods of economic stress. Collateral such as accounts receivable, inventory, equipment and other business assets, can fluctuate in value and may be more difficult to realize their value in periods of economic strain. Further, business cash flows associated with these loans, and economic trends which are influenced by unemployment rates and other key economic indicators, are closely correlated to the credit quality of these loans and a borrower’s ability to repay their loan. As of December 31, 2025, we had $__ in commercial and industrial loans, representing __% of total loans held-for-investment.
Land and Construction Loans
We offer short-term land and construction loans to finance the construction of residential and nonresidential properties and occasionally to acquire land for the purpose of near-term development in our market area. Such loans are generally made based on the terms of repayment, cash flows and the value of the underlying collateral. We typically secure first liens on underlying collateral in addition to guarantees. Further, we monitor these loans through regular site inspections prior to approval of periodic draws on these loans. Construction loans are typically structured with an interest-only period during the build phase and mature upon completion of construction with disbursements made as work progresses. Risk with land and construction loans arises from the uncertainty of the borrowers to complete projects within specified cost and timelines, general contractor credit exposure and the builders’ ultimate ability to sell the completed construction. These risks can be exacerbated by changes in the interest rate environment, regulations, supply chain disruptions or labor shortages, any of which may delay completion or reduce the value of the finished property. In additional local, state or national economic conditions can adversely impact the potential success of construction projects, and the borrower’s ability to repay the loan. Further, trends in real estate values significantly impact the credit quality of these loans, as property values determine the economic viability of construction projects. As of December 31, 2025, we had $__ in land and construction loans, representing __% of total loans held-for-investment.
SBA, B&I and FSA Loans
We provide SBA, USDA B&I and FSA loans to borrowers in our market area. SBA loans are typically federally guaranteed and made to small businesses to provide funding for working capital, equipment, real estate and other business purposes. Such loans help support small businesses in our market area with competitive terms, lower down payments and flexible collateral requirements. As an approved participant in the SBA Preferred Lender Program, we are able to streamline the approval process for qualifying borrowers. We make B&I loans as part of the USDA B&I Guaranteed Loan Program. Such loans typically contain a USDA-backed credit enhancement and are intended to help rural businesses secure commercial loans for expansion, modernization, equipment and debt refinancing. We also offer USDA-backed FSA loans which are intended to help farmers and ranchers with operating loans, land ownership and building purchases, equipment purchases and other purposes. Such loans typically contain a USDA credit guarantee. While government guarantees reduce credit risk, they do not eliminate risks associated with improper closing or servicing, making prudent oversight essential. As of December 31, 2025, we had SBA loans of $__, representing __% of total loans held-for-investment, B&I loans of $__, representing __% of total loans held-for-investment, and FSA loans totaling $__, representing __% of total loans held-for-investment.
Consumer Loans
We offer consumer loans, which are generally comprised of single-family residential real estate, home equity lines of credit and personal lines. Consumer loans are underwritten based on the borrower’s income, current debt level, past credit history, and the availability and value of collateral. Consumer loan rates are both fixed and variable. The degree of risk in residential real estate lending depends primarily on the loan amount in relation to collateral value, the interest rate and the borrower's ability to repay according to the contractual terms. Economic trends, such as those associated with unemployment rates and other key economic indicators, are closely correlated to the credit quality of these loans. Weak economic trends may adversely impact a borrowers' capacity to repay their loan. As of December 31, 2025, we had $___ in consumer loans, representing ___% of total loans held-for-investment.
Investment Activities
The Bank maintains an investment portfolio to support a sufficient level of liquidity while providing means to manage the interest rate risk and to diversify the mix of interest-earning assets. The Bank primarily makes investments in U.S. Treasuries, government-guaranteed mortgage-backed and collateralized mortgage obligations, high credit-quality municipal securities and other debt securities including corporate debt obligations. We classify investments as either available-for-sale (“AFS”) or held-to-maturity (“HTM”) at the time of purchase. Please also refer to the Investment Securities section of Item 2. Financial Information for further details regarding the composition of our investment portfolio as of December 31, 2025 and 2024.
Deposit Activities
Deposits are the primary source of funding for the Bank. We believe we have a well-diversified client base, with low-cost core deposits, which is reflective of our relationship-driven community banking philosophy. We offer a broad array of consumer and commercial deposit products through multiple channels, including demand deposits, money market and savings accounts, IRAs, HSAs and CDs. As previously mentioned, we also provide fully insured deposit products through a reciprocal network. Once a client has established a transaction account under the reciprocal network with us, we can then automatically allocate those customer deposits that exceed the FDIC insurance limits into smaller accounts and place those deposits at other participating FDIC insured institutions, effectively providing expanded FDIC insurance coverage. Through this program, we have the ability to place deposits through networks for which we receive matching deposits. These reciprocal deposits are not considered brokered deposits and are generally recorded as interest-bearing non-maturity deposits in the consolidated balance sheets. As of December 31, 2025, we had total deposits of $__. Please also refer to the Deposits section of Item 2. Financial Information for further details regarding the composition of our deposits at December 31, 2025 and 2024.
Other Services
In addition to the broad array of consumer and commercial deposit products we offer, we provide other related services. Our online and mobile banking platforms enhance our clients’ ability to efficiently and conveniently manage their accounts and cash management needs. We provide treasury management solutions, including ACH transactions, wire transfers, remote deposit capture, bill payments and lockbox services, credit and debit cards, merchant services, fraud protection and deposit and loan sweeps.

Employees
As of December 31, 2025, we had 223 full-time equivalent employees. None of our employees are represented by a union or other collective bargaining agreements. We consider our relationship with our employees to be good and have not experienced interruptions of operations due to labor disagreements.
We consider our diverse employee base and our culture to be a competitive advantage. This diversity provides us the opportunity to serve our clients, communities and each other in meaningful and impactful ways that result in long-lasting relationships. Our culture is embodied in our core values: putting the client first, valuing one another, doing what’s right, solving problems and having fun on the job while we seek to make a positive impact in the communities we serve. We focus on attracting, retaining and developing employees by providing training programs, career development opportunities and competitive compensation. Our employees are critical to delivering personalized banking services and sustaining the Company’s community-focused strategy.
We also offer a competitive compensation and benefits package, including annual bonus opportunities, a 401(k) plan with an employer matching contribution, healthcare and insurance benefits, flexible spending and health savings accounts, paid time off and an employee assistance program.
General Corporate Information
Our corporate headquarters is located at 75 River St, Santa Cruz, California 95060 and our telephone number at that address is (831) 457-5000. Additional information can be found on our website at www.wccb.com. Any references to our website or any other website herein are not intended to be active links and the information on, or that can be accessed through, our website or any other website is not incorporated by reference herein and does not constitute a part of this Registration Statement.
Public Information
After this Registration Statement becomes effective, we will become subject to the reporting requirements of Section 13(a) under the Exchange Act and will be required to file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statements, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(b) of the Exchange Act. Our Securities and Exchange Commission (“SEC”) filings will be available to the public on the SEC’s Internet site at www.sec.gov. You may also obtain these documents free of charge from the investor relations section of our website at www.wccb.com/investor_relations.
Supervision and Regulation
The Company and the Bank, a state-chartered, commercial bank, are subject to comprehensive supervision, examination and enforcement authority by multiple federal and state regulatory agencies. The scope of supervision includes safety and soundness, consumer compliance, capital adequacy, liquidity, operational resilience and adherence to banking laws and regulations.
Because the Bank is a federally insured depository institution and not a member of the Federal Reserve System, it is supervised and examined by the FDIC. The FDIC monitors the Bank to ensure that it operates in a safe and sound manner and complies with applicable laws and regulations, including capital and consumer protection requirements.
The Company
General. As a bank holding company registered under the BHCA, the Company is subject to supervision, regulation and examination by the Federal Reserve. The Company is also registered under the bank holding company laws of California and is subject to supervision, regulation and examination by the DFPI. A bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and commit resources to support its subsidiary banks. In order to fulfill its obligations as a source of strength, the Federal Reserve may require a bank holding company to make capital injections into a subsidiary bank. In addition, the Federal Reserve may charge the bank holding company with engaging in unsafe and unsound practices if the bank holding company fails to commit resources to a subsidiary bank or if it undertakes actions that the Federal Reserve believes might jeopardize the bank holding company’s ability to commit resources to such subsidiary bank.
Permitted Activities. The permitted activities of a bank holding company are generally limited to the business of banking, managing or controlling banks and other activities that the Federal Reserve has determined to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public that outweigh possible adverse effects. Possible benefits include greater convenience, increased competition and gains in efficiency. Possible adverse effects include undue concentration of resources, decreased or unfair competition, conflicts of interest and unsound banking practices. Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any activity or to terminate ownership or control of any subsidiary when it has reasonable cause to believe such activity , ownership, or control constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company and is inconsistent with sound banking principles or the purposes of the BHCA.
Bank Acquisitions; Change in Control. The BHCA requires a bank holding company to obtain prior approval of the Federal Reserve before: (i) taking any action that causes a bank to become a controlled subsidiary of the bank holding company; (ii) acquiring direct or indirect ownership or control of voting shares of any bank or bank holding company, if the acquisition results in the acquiring bank holding company having control of more than 5% of the outstanding shares of any class of voting securities of such bank or bank holding company, unless such bank or bank holding company is majority-owned by the acquiring bank holding company before the acquisition; (iii) acquiring all or substantially all of the assets of a bank; or (iv) merging or consolidating with another bank holding company. In determining whether to approve a proposed bank acquisition, the Federal Reserve will consider, among other factors, the effect of the acquisition on competition, the public benefits expected to be received from the acquisition, any outstanding regulatory compliance issues of any institution that is a party to the transaction, the projected capital ratios and levels on a post-acquisition basis, the financial condition of each institution that is a party to the transaction and of the combined institution after the transaction, the parties’ managerial resources and risk management and governance processes and systems, the parties’ compliance with the Bank Secrecy Act (“BSA”) and anti-money laundering requirements and the acquiring institution’s performance under the Community Reinvestment Act of 1977 (“CRA”) and compliance with fair housing and other consumer protection laws.
Subject to certain exceptions, the BHCA and the Change in Bank Control Act, together with the applicable regulations, require Federal Reserve approval (or depending on the circumstances, no notice of disapproval) prior to any person or company’s acquiring “control” of a bank or bank holding company. A conclusive presumption of control exists if any individual or company acquires the power, directly or indirectly, to direct the management or policies of an insured depository institution or to vote 25% or more of any class of voting securities of any insured depository institution. A rebuttable presumption of control exists under the Change in Bank Control Act if a person or company acquires 10% or more but less than 25% of any class of voting securities of an insured depository institution and either the institution has registered its securities with the SEC under Section 12 of the Exchange Act or no other person will own a greater percentage of that class of voting securities immediately after the acquisition.
In addition, California law requires prior approval from the DFPI for (i) the acquisition of control of a California-chartered bank or of any company that controls a California-chartered bank or (ii) the acquisition by a California bank holding company of a bank or bank-holding company located outside California. Under California law, a person who directly or indirectly owns, controls or has the power to vote 10% or more of the voting shares of a California-chartered bank or its holding company is presumed to control the bank or holding company.
Source of Strength. Bank holding companies are required to act as a source of financial and managerial strength to their subsidiary banks. Under this requirement, the Company is expected to commit resources to support the Bank, including at times when the Company may not be in financial position to provide such resources. Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to depositors and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Safety and Soundness. There are a number of obligations and restrictions imposed on bank holding companies and their subsidiary banks by law and regulatory policy that are designed to minimize potential loss to the depositors of such depository institutions and the FDIC insurance fund in the event of a depository institution insolvency, receivership or default. For example, under the Federal Deposit Insurance Corporation Improvement Act of 1991, to avoid receivership of an insured depository institution subsidiary, a bank holding company is required to guarantee the compliance of any subsidiary bank that may become “undercapitalized” with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal bank regulatory agency up to the lesser of (i) an amount equal to 5% of the institution’s total assets at the time the institution became “undercapitalized” or (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with such capital restoration plan.
Under the Federal Deposit Insurance Act (“FDIA”), federal bank regulatory agencies have adopted guidelines prescribing safety and soundness standards. These guidelines establish general standards relating to capital management, internal controls and information systems, data security, loan documentation, credit underwriting, interest rate exposure, risk management vendor management, corporate governance, asset growth and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risk and exposures specified in the guidelines.
In addition, the federal banking agencies have also adopted safety and soundness guidelines with respect to asset quality and for evaluating and monitoring earnings to ensure that earnings are sufficient for the maintenance of adequate capital and reserves. These guidelines provide six standards for establishing and maintaining a system to identify problem assets and prevent those assets from deteriorating. Under these standards, an insured depository institution should: (i) conduct periodic asset quality reviews to identify problem assets; (ii) estimate the inherent losses in problem assets and establish reserves that are sufficient to absorb estimated losses; (iii) compare problem asset totals to capital; (iv) take appropriate corrective action to resolve problem assets; (v) consider the size and potential risks of material asset concentrations; and (vi) provide periodic asset quality reports with adequate information for management and the Company’s board of directors (the “Board”) to assess the level of asset risk.
Capital Requirements. The Federal Reserve imposes certain capital requirements on bank holding companies, including a minimum leverage ratio and a minimum ratio of qualifying capital to risk-weighted assets. These requirements are substantially the same as the capital adequacy requirements that apply to the Bank, as described below under “The Bank – Capital Requirements.” Subject to its capital requirements and certain other restrictions, the Company is able to borrow money to make a capital contribution to the Bank, and such loans may be repaid from dividends paid by the Bank to the Company.
Limits on Dividends, Capital Distributions and Other Payments. The Company is a legal entity, separate and distinct from its bank subsidiary. A significant portion of the revenues and cash flow of the Company (on a non-consolidated basis) result from dividends paid to it by the Bank. There are various legal limitations applicable to the payment of dividends by the Bank to the Company, to the payment of dividends by the Company to its shareholders and to the repurchase by the Company of outstanding shares of its Common Stock. The Bank is subject to various statutory and regulatory restrictions on its ability to pay dividends to the Company, including limitations on capital distributions that could require the Bank to obtain the approval of the California DFPI and/or the FDIC prior to making a distribution to the Company. Additionally, bank regulatory agencies have the authority to prohibit the Bank and the Company from engaging in unsafe or unsound practices in conducting their respective businesses. The payment of dividends, or the repurchase of outstanding Common Stock, depending on the financial condition of the Bank or the Company, could be deemed to constitute such an unsafe or unsound practice.
Under the FDIA, insured depository institutions, such as the Bank, are prohibited from making capital distributions, including the payment of dividends, if after making such distributions the institution would become “undercapitalized” (as such term is used in the statute).
The Company may receive fees from or pay fees to its affiliated companies for expenses incurred related to certain activities performed by or for the Company for the benefit of its affiliated companies or for its benefit. These fees are charged to/received from each affiliated company based upon various specific allocation methods measuring the estimated usage of such services by that company. The fees are eliminated from reported financial statements in the consolidation process.
The Bank
General. The Bank is supervised and regularly examined by the FDIC and the DFPI. The various laws and regulations administered by the bank regulatory agencies affect corporate practices, such as the payment of dividends, the assumption of debt and the acquisition of financial institutions and other companies. These laws and regulations also affect business practices, including the payment of interest on deposits, the charging of interest on loans, credit policies, the types of business conducted and the location of offices. Certain of these laws and regulations are referenced above under “The Company.”
Capital Requirements. The Federal Reserve and the other federal banking agencies have issued risk-based and leverage capital guidelines applicable to U.S. banking organizations. Those regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels because of its financial condition or actual or anticipated growth.
Banks and bank holding companies are subject to various regulatory capital adequacy requirements administered by banking regulatory agencies. These requirements involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can result in mandatory and discretionary supervisory actions by regulators that could have a material effect on the Company’s financial statements. Under the capital adequacy requirements known as the Basel III rules, the Bank must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios to avoid restrictions on capital distributions such as dividends and equity repurchases and other payments such as discretionary bonuses to executive officers. The capital conservation buffer for 2025 and 2024 was 2.5%. The net unrealized gain or loss on AFS securities is not included in computing regulatory capital, as the Bank made this election effective January 1, 2015. The Bank is subject to the following risk-based capital requirements:
•a minimum ratio of common equity Tier 1 (“CET1”) to risk-weighted assets of at least 4.5%, plus a 2.5% capital conservation buffer, or 7.0%;
•a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus a capital conservation buffer of 2.5%, or 8.5%;
•a minimum ratio of Total (Tier 1 plus Tier 2) capital to risk-weighted assets of at least 8.0%, plus a capital conservation buffer of 2.5%, or 10.5%; and
•a minimum leverage ratio of 4.0%, calculated as the ratio of Tier 1 capital to on-balance sheet exposures plus certain off-balance sheet exposures.
At December 31, 2025, the Bank and the Company exceeded all capital adequacy requirements to which they are subject.
The Bank is subject to prompt corrective action regulations. The prompt corrective action framework provides five capital classifications: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." An FDIC supervised institution is considered “well capitalized” if it (i) has a total capital to risk-weighted assets ratio of 10.0% or greater; (ii) a Tier 1 capital to risk-weighted assets ratio of 8.0% or greater; (iii) a common equity Tier 1 equity ratio of 6.5% or greater, (iv) a leverage ratio of 5.0% or greater; and (v) is not subject to any written agreement, order, capital directive, or prompt corrective action directive to meet and maintain a specific capital level for any capital measure. As of December 31, 2025 and 2024, the Bank was categorized as "well capitalized" under this regulatory framework. There are no conditions or events that management believes have changed the Bank's category.
Deposit Insurance. The deposits of the Bank are insured up to applicable limits by the Deposit Insurance Fund (the “DIF”) managed by the FDIC. The basic limit on FDIC deposit insurance coverage is $250,000 for each depositor, per FDIC-insured bank, for each account ownership category. Under the FDIA, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations as an insured depository institution or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC, subject to administrative and potential judicial hearing and review processes.
The Bank is subject to deposit insurance assessments to maintain the DIF. Deposit insurance pricing is based, in part, on a supervisory rating system containing six components used by U.S. banking regulatory agencies to assess the overall health and soundness of banking institutions. This rating system assesses (i) capital adequacy, (ii) asset quality, (iii) management capability, (iv) earnings, (v) liquidity and (vi) sensitivity to market risk (“CAMELS”). These factors and certain other financial ratios are used to determine assessment rates for small-established institutions with less than $10 billion in assets.
In March 2016, the FDIC implemented by final rule certain statutory requirements by raising the DIF’s minimum reserve ratio from 1.15% to 1.35%. The FDIC imposed a 4.5 basis point annual surcharge on insured depository institutions with total consolidated assets of $10 billion or more. The rule granted credits to smaller banks for the portion of their regular assessments that contributed to increasing the reserve ratio from 1.15% to 1.35%. For the years ended December 31, 2025, 2024 and 2023, the Company recorded expense of $__, $1.1 million, and $958 thousand, respectively, for FDIC insurance premiums.
On October 18, 2022, the FDIC adopted a final rule to increase initial base deposit insurance assessment rate schedules uniformly by 2 basis points, beginning in the first quarterly assessment period of 2023 and this increase will remain in effect unless and until the reserve ratio of the DIF meets or exceeds 2%.
Transactions with Affiliates. Pursuant to Sections 23A and 23B of the Federal Reserve Act and Regulation W, the authority of the Bank to engage in transactions with related parties or “affiliates,” or to make loans to insiders, is limited. The Bank’s covered transactions with an affiliate, including extensions of credit to, and purchases of assets from the affiliate, are subject to quantitative limitations totaling 10% of the Bank’s capital and surplus as to a single affiliate, and 20% of the Bank’s capital and surplus as to all affiliates. Additionally, the Bank’s extensions of credit to an affiliate generally must be collateralized. Covered transactions and other transactions between the Bank and its affiliates, including the sale of assets, the payment of money or the provision of services, must also be on terms and conditions that are substantially the same, or at least as favorable to the Bank, as those prevailing for comparable nonaffiliated transactions.
Loans to executive officers, directors or to any person who directly or indirectly, or acting through or in concert with one or more persons, owns, controls or has the power to vote more than 10% of any class of voting securities of a bank are subject to Sections 22(g) and 22(h) of the Federal Reserve Act and their corresponding regulations (Regulation O) and Section 13(k) of the Exchange Act, relating to the prohibition on personal loans to executives (which exempts financial institutions in compliance with the insider lending restrictions of Section 22(h) of the Federal Reserve Act). Among other things, these loans must be made on substantially similar terms as those made to unaffiliated individuals and certain extensions of credit to those persons must first be approved in advance by a disinterested majority of the entire board of directors. Section 22(h) of the Federal Reserve Act prohibits loans to any of those individuals where the aggregate amount exceeds an amount equal to 15% of an institution’s unimpaired capital and surplus, plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral or when the aggregate amount on all of the extensions of credit outstanding to all of these persons would exceed the Bank’s unimpaired capital and unimpaired surplus. Section 22(g) of the Federal Reserve Act identifies limited circumstances in which a bank is permitted to extend credit to executive officers. Please also see Note 14 - Related Party Transactions of the consolidated financial statements, included elsewhere in this Registration Statement.
Community Reinvestment Act. The Bank is subject to the requirements of the Community Reinvestment Act of 1977. The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of the local communities they serve, including low-income and moderate-income neighborhoods. If the Bank receives a rating from the FDIC of less than “satisfactory” under the CRA, the Bank and the Company may face limitations on their ability to obtain regulatory approval to expand their business through branching, mergers and acquisitions, and other transactions. The Bank received a “satisfactory” CRA rating in its most recent examination, dated September 22, 2025.
On October 24, 2023, the federal banking agencies issued a final rule revising their framework for evaluating banks’ records of community investment under the CRA. On July 16, 2025, the agencies issued a proposal to rescind the October 2023 final rule and reinstate the CRA framework that existed prior to the October 2023 final rule. The Bank’s most recent performance was conducted using the CRA framework that existed prior to the October 2023 final rule.
Federal Home Loan Banks (“FHLBs”). The Bank is a member of the FHLB of San Francisco. Each FHLB serves as a cooperative, for the members within its assigned region, and makes loans to its members in accordance with policies and procedures established by the board of directors of the applicable FHLB. As a member of the Federal Home Loan Bank System, we are required to maintain an investment in the capital stock of the FHLB of San Francisco based upon the size and profile of our Consolidated Balance Sheets and the level of our FHLB advances.
Privacy Legislation. Several laws, including the Right to Financial Privacy Act and the Gramm-Leach-Bliley Act (“GLBA”), the California Consumer Privacy Act of 2018 (the “CCPA”), as amended by the California Privacy Rights Act of 2020, and related regulations issued by regulatory agencies, provide protections against the transfer and use of client information by financial institutions. Generally, privacy laws impose obligations with regard to the collection, use and disclosure of personal information and require public disclosure of privacy practices. Some privacy laws offer individuals certain rights about how their personal information is processed, provide for significant penalties for non-compliance, and, under certain circumstances, impose requirements for transfers of personal data across national borders. Under federal law and state laws, a financial institution must provide to its clients, at the inception of the client relationship and annually thereafter, the institution’s policies and procedures regarding the handling of clients’ nonpublic personal financial information. These provisions also provide that, except for certain limited exceptions, a financial institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the client that such information may be so provided and the client is given the opportunity to opt out of such disclosure.
Cybersecurity. The federal bank regulatory agencies have adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of a financial institution’s board of directors. These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial products and services. The federal bank regulatory agencies expect financial institutions to establish lines of defense and to ensure that their risk management processes address the risk posed by compromised client credentials and also expect financial institutions to maintain sufficient business continuity planning processes to ensure rapid recovery, resumption and maintenance of the institution’s operations after a cyberattack. If the Company or the Bank fails to meet the expectations set forth in this regulatory guidance, the Company or the Bank could be subject to various regulatory actions and any remediation efforts may require significant company resources.
Federal banking agency rules require financial institutions to notify their primary federal regulator as soon as possible and no later than 36 hours after the institution determines that a cybersecurity incident has occurred that has materially disrupted or degraded, or is reasonably likely to materially disrupt or degrade, the institution’s: (i) ability to carry out banking operations, activities, or processes, or deliver banking products and services to a material portion of its client base, in the ordinary course of business, (ii) business line(s), including associated operations, services, functions and support, that upon failure would result in a material loss of revenue, profit or franchise value or (iii) operations, including associated services, functions and support, as applicable, the failure or discontinuance of which would pose a threat to the financial stability of the United States.
Cybersecurity oversight is driven from the highest level of the organization. The Board, supported by its Audit and Enterprise Risk Management Committees and a management-level IT Steering Committee, provides structured governance and regular review of cybersecurity risks, program performance and material threats. The Board approves the Information Security Policy annually and receives routine briefings on program effectiveness, threat trends and emerging risks. Senior leadership is anchored by the Chief Information Security Officer (“CISO”), who

manages the information security program and reports directly to the Chief Risk Officer (“CRO”). This reporting structure ensures that cybersecurity considerations are embedded into broader enterprise risk processes, strategic planning and resource allocation decisions.
Our cybersecurity program incorporates a combination of administrative, technical and physical controls designed to prevent, detect and respond to cyber threats. Core components include:
•continuous monitoring and security operations to identify and mitigate threats in real time;
•regular risk and maturity assessments, including vulnerability scanning, internal and external penetration testing and independent audits;
•strong third‑party risk management, including due diligence, contractual security requirements and ongoing oversight of service providers and technology vendors that support critical operations; and
•incident response and business continuity capabilities that support rapid response, mitigation and recovery from potential disruptions.
The cybersecurity program is designed to meet or exceed expectations established by regulatory bodies including Federal Financial Institutions Examination Council (“FFIEC”), FDIC and California DFPI. The Board and management regularly evaluate the effectiveness of data protection practices, technology governance, disaster recovery readiness and vendor oversight. This ensures the Company remains compliant with industry standards while maintaining resilience against evolving threats. As of the reporting date, the Company has not identified any cybersecurity incidents that have had, or are reasonably likely to have, a material impact on its business operations, financial condition or strategic direction. We continue to monitor the threat landscape, enhance its security posture and assess future incidents under applicable materiality standards.
Our cybersecurity posture reflects a well‑structured, risk‑aligned and continuously improving program supported by strong governance, executive engagement, regulatory awareness and proactive operational controls. This foundation positions the Company to effectively manage cyber risks and maintain resilience in an evolving threat environment.
BSA, Anti-Money Laundering Control Act and the PATRIOT Act. A series of banking laws and regulations beginning with the BSA require banks to prevent, detect and report illicit or illegal financial activities to the federal government to prevent money laundering, international drug trafficking and terrorism. Under the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, commonly referred to as the “Patriot Act,” financial institutions are subject to prohibitions against specified financial transactions and account relationships, requirements regarding the Customer Identification Program and enhanced due diligence and “know your customer” standards in their dealings with high-risk clients, foreign financial institutions and foreign individuals and entities. The Patriot Act requires financial institutions, including banks, to establish anti-money laundering programs, including employee training and independent audit requirements, meet minimum standards specified by the act, follow minimum standards for client identification and maintenance of client identification records, and regularly compare client lists against lists of suspected terrorists, terrorist organizations and money launderers. The costs or other effects of the compliance burdens imposed by the Patriot Act or future anti-terrorist, homeland security or anti-money laundering legislation or regulation cannot be predicted with certainty. The Patriot Act also requires federal bank regulators to evaluate the effectiveness of an applicant in combating money laundering when determining whether to approve a proposed bank acquisition or merger.
Reporting Terrorist Activities. The Office of Foreign Assets Control (“OFAC”), which is a division of the Department of the Treasury, is responsible for helping to ensure that United States entities do not engage in transactions with “enemies” of the United States, as defined by various executive orders and acts of Congress. OFAC publishes and regularly updates lists of individuals and entities subject to U.S. sanctions, including those suspected of aiding, harboring or engaging in terrorist acts, which financial institutions must use to screen transactions and accounts. If the Bank finds a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze such account, file a suspicious activity report and notify the Federal Bureau of Investigation. The Bank has appointed an OFAC compliance officer to oversee the inspection of its accounts and the filing of any notifications. The Bank actively checks high-risk OFAC areas such as new accounts, wire transfers and client files. The Bank performs these checks utilizing software, which is updated each time a modification is made to the lists provided by OFAC and other agencies of Specially Designated Nationals and Blocked Persons.
Consumer Financial Protection. The bank regulatory agencies continue to focus greater attention on compliance with consumer protection laws and their implementing regulations. Examination and enforcement have become more extensive, and insured institutions have been advised to carefully monitor compliance with such laws and regulations. We are subject to many federal and state consumer protection and privacy statutes and regulations, including, but not limited to, the following:
The Equal Credit Opportunity Act generally prohibits discrimination in any credit transaction, whether for consumer or business purposes, on the basis of race, color, religion, national origin, sex, marital status, age (except in limited circumstances), receipt of income from public assistance programs or good faith exercise of any rights under the Consumer Credit Protection Act.
The Truth in Lending Act (“TILA”) is designed to ensure that credit terms are disclosed in a meaningful way so that consumers may compare credit terms more readily and knowledgeably. As a result of the TILA, all creditors must use the same credit terminology to express such things as rates and payments, including the annual percentage rate, the finance charge, the amount financed, the total of payments and the payment schedule. Regulation Z promulgated under the TILA includes numerous requirements regarding consumer mortgage origination and services. These changes include underwriting standards, mandated disclosures, fee limitations, prohibiting certain payments to a mortgage broker or loan officer based on the transaction’s terms or conditions other than its principal amount and prohibiting dual compensation and prohibiting a mortgage broker or loan officer from ‘‘steering’’ consumers to transactions not in their interest to increase mortgage broker or loan officer compensation.
The Fair Housing Act (“FH Act”) regulates many practices, including making it unlawful for any lender to discriminate in its housing-related lending activities against any person because of race, color, religion, national origin, sex, handicap or familial status. A number of lending practices have been found by the courts to be, or may be considered, illegal under the FH Act, including some that are not specifically mentioned in the FH Act itself.
The Home Mortgage Disclosure Act (“HMDA”), in response to public concern over credit shortages in certain urban neighborhoods, requires public disclosure of information that shows whether financial institutions are serving the housing credit needs of the neighborhoods and communities in which they are located. The HMDA also includes a “fair lending” aspect that requires the collection and disclosure of data about applicant and borrower characteristics as a way of identifying possible discriminatory lending patterns and enforcing anti-discrimination statutes.
The GLBA imposes a requirement on financial institutions to provide certain privacy protections to consumers. Financial institutions must provide disclosures to consumers of its privacy policy and state the rights of consumers to direct their financial institution not to share their nonpublic personal information with third parties.
Penalties for noncompliance or violations under the above laws may include enforcement actions, fines, customer reimbursement and other penalties. Violations of consumer laws may also adversely affect the Bank’s CRA rating. Due to heightened regulatory expectations related to compliance generally, the Company may incur additional compliance costs.
The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) created the Consumer Financial Protection Bureau (“CFPB”) as an independent federal agency with broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws. The CFPB has examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Smaller institutions, including the Bank, are generally subject to rules promulgated by the CFPB but continue to be examined and supervised by their primary federal banking regulators for consumer compliance purposes.
Incentive Compensation. Federal banking agencies have issued joint guidance on incentive compensation designed to ensure that the incentive compensation policies of banking organizations, such as the Company, are consistent with the safety and soundness of the organization and its subsidiary banks and do not encourage excessive risk-taking. These guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed or that may lead to material loss. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, is based upon the key principles that a banking organization’s incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the organization’s ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management and (iii) be supported by strong corporate governance, including active and effective oversight by the organization’s board of directors.
Future Regulation
From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies, financial holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change banking statutes and the operating environment of the Company and the Bank in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions and other financial institutions. The Company cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations, would have on the financial condition or results of operations of the Company or the Bank.
Effect of Governmental Monetary Policies
Our earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of various regulatory authorities, particularly the Federal Reserve. The Federal Reserve uses monetary policy tools to influence general economic conditions. The Federal Reserve may conduct open market operations, make changes to the federal funds rate and establish reserve requirements against certain deposits. These activities influence the growth of bank loans, investments and deposits and also affect the interest rates we earn on loans and the rates we pay on deposits. As such, our profitability, like most financial institutions, is significantly influenced by changes in the Federal Reserve’s monetary policy decisions. The Federal Reserve’s monetary policies have had a significant effect on the operating results of financial institutions in the past and are expected to do so in the future.

Item 1A. Risk Factors
Carefully consider the risks and uncertainties described below, together with the information included elsewhere in this Registration Statement, including our consolidated financial statements and related notes, before deciding to invest in our Common Stock. The risks and uncertainties described below, many of which are beyond our control, are those that we have currently identified as relevant and material when investing in our Common Stock. Events or circumstances arising from one or more of these risks could adversely affect our business, financial condition, operating results and prospects. The value and trading price of our Common Stock could decline and you could lose all or part of your investment. The risks identified below are not intended to be a comprehensive list of all risks to which we are exposed. Additional risks and uncertainties not presently known to us, or that we may currently view as immaterial, may also adversely impact our business, financial condition and results of operations. The detailed description of risk factors should be read in conjunction with the Risk Factor Summary below.
Risk Factor Summary
•Risks Related to Our Business, Industry and Markets
◦We are influenced by changing regional, national and local economic conditions, which may affect the demand for loans and other banking services or lead to increased credit losses.
◦Changes in market interest rates and monetary and fiscal policy may negatively affect our earnings and financial condition as well as the value of our assets.
◦We operate in a highly competitive market and face increasing competition from a variety of traditional and new financial services providers.
◦Our financial performance may be negatively affected if we are unable to successfully execute our strategic initiatives, including our growth strategy.
◦We follow a relationship-based operating model, and the ability to maintain our reputation is critical to the success of our business and failure to do so may materially adversely affect our performance.
•Risks Related to Our Lending Activities
◦We face lending risks, especially with respect to our small- and medium-sized business clientele and construction lending.
◦We may not be able to measure and limit our credit risk adequately, may experience increased nonperforming assets and may require a material increase in our allowance for credit losses which could adversely affect our profitability.
◦Our focus on commercial lending subjects us to credit concentration risks.
•Risks Related to Our Operations
◦We face risks related to our operational, technological and organizational infrastructure.
◦We rely on third parties to provide key components of our business infrastructure, and the failure of these parties to perform for any reason could disrupt our operations.
◦We could incur losses, be subject to regulatory action or reputational harm due to fraud and other financial crimes, or negligent acts on the part of loan applicants, our employees and vendors.
◦Our enterprise risk management framework may not be effective in mitigating risks and/or losses.
◦We rely on financial models with assumptions that are subject to judgment and uncertainties to manage various parts of our business and to make key decisions.

•Risks Related to Our Regulatory Environment
◦Our industry is highly regulated, and the regulatory framework, together with any future legislative or regulatory changes, may have a materially adverse effect on our operations.
◦We are subject to stringent capital requirements, which could have an adverse effect on our operations.
◦We are a bank holding company and are dependent upon the Bank for cash flow, and the Bank’s ability to make cash distributions is restricted. Additionally, the Federal Reserve may require us to commit capital resources to support the Bank.
◦We face a risk of noncompliance and enforcement action with the BSA and other anti-money laundering statutes and regulations.
◦Our use of third-party vendors and our other ongoing third-party business relationships are subject to increasing regulatory requirements and attention.
•Risks Related to Funding and Liquidity
◦Loss of deposits or a change in deposit mix could increase our cost of funding.
•Risks Related to an Investment in Our Common Stock
◦Our Common Stock may have significant price volatility due to a limited trading market and a variety of other factors, which may limit the ability of shareholders to sell their shares. Additionally, we may reduce or discontinue the payment of dividends or repurchases of our Common Stock, which may have an impact on the value of our Common Stock.
◦We may seek to raise additional capital to support future organic growth and/or acquisitions. Such offering could be dilutive to holders of our Common Stock and future offerings of debt and/or preferred equity securities, are likely to have senior rights for the purposes of dividend distributions or upon liquidation, and may adversely affect the value of our Common Stock.
◦The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.
◦An investment in our Common Stock is not an insured deposit and is not guaranteed by the FDIC, so shareholders could lose some or all of their investment.
Risks Related to Our Business, Industry and Markets
We are influenced by changing regional, national and local economic conditions, which may affect demand for loans and other banking services or lead to increased credit losses.
Our financial success depends on general business and macroeconomic factors which are beyond our control. Factors such as regional, national and local economic conditions, inflation, deflation, governmental monetary and fiscal policies, the supply and demand dynamics, employment levels, interest rates, tariff and trade policies, international disorders, terrorism, federal, state and local laws and regulations affecting these matters, and other factors may adversely affect our profitability. The deterioration in local, regional, national or global economic conditions could cause us to experience a reduction in deposits and new loans, an increase in the number of borrowers who default on their loans or a reduction in the value of the collateral securing loans, all of which could adversely affect the performance and financial condition of the Bank. There can be no assurance that our business and corresponding financial performance will not be adversely affected by general economic or consumer trends or events, including pandemics, public health crises, acts of terrorism, war, and political instability.

Changes in market interest rates and monetary and fiscal policy may negatively affect our earnings and financial condition as well as the value of our assets.
Our earnings are largely dependent on net interest income, which is the difference between the interest yields we earn on loans, securities and other interest-earning assets and the interest rates we pay on deposits and other borrowings. Changes in general market interest rates may have a significant effect on the yields we earn and the rates we pay, thereby impacting our net interest income. In addition, the value of our assets is impacted by changes in interest rates and, as market interest rates rise, the value of our assets may decline. Further, changes in interest rates may also impact borrower demand for credit and prepayment speeds, which can have a significant impact on our net interest income.
The yields we earn and rates we pay are highly sensitive to many factors which are beyond our control and, accordingly, our earnings and growth are subject to the influence of economic conditions, both domestic and foreign, including inflation, recession and unemployment, and also to the influence of monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve.
The Federal Open Market Committee (the “FOMC”) sets monetary policy, such as seeking to curb inflation, maintain employment and avoid recession, through adjustments it makes to the federal funds rate, by its open-market dealings in United States government securities, by adjusting the required level of reserves for financial institutions subject to reserve requirements and by placing limitations upon savings and time deposit interest rates. The actions of the FOMC in these areas influence the growth and relative value of bank loans, investments and deposits and affect interest rates. The FOMC’s actions on the federal funds target rate generally affect the shorter end of the yield curve while the longer end of the yield curve is often impacted by the inflation expectations of investors. Banks like ours typically borrow short-term (e.g., deposits, wholesale funding) while lending long-term (e.g., loans). Our profitability depends on the spread between these rates and the change in the shape in the yield curve, such as steeper curve, flattened curve or inverted curve, may have a significant impact on our operating results, depending upon the degree to which our interest-earning assets and interest-bearing liabilities are interest rate sensitive. Therefore, the nature and timing of any future changes in yield curves and their impact on us is particularly hard to predict. While we actively monitor interest rate risk and employ interest rate risk models to inform various strategies to mitigate interest rate impact, there can be no assurance that these measures will be effective in all market environments.
We operate in a highly competitive market and face increasing competition from a variety of traditional and new financial services providers.
Our principal competitors are regional and national commercial financial institutions, as well as community banks, consumer finance companies, non-bank lenders, including “fintech” companies, credit unions and other financial institutions that operate offices in our market area and elsewhere. The larger financial institutions we compete with have greater resources that may provide them a competitive advantage by enabling them to, among other things, finance extensive advertising campaigns and to allocate their investment assets to regions of highest yield and demand. Many of the competing major commercial banks operating in our service areas offer certain services (such as trust and international banking services) that are not offered directly by us, and, by virtue of their greater total capitalization, such banks have substantially higher lending limits. We compete with these other financial institutions both in attracting deposits and making loans. We expect competition to continue to increase as a result of changes in regulation, changes in technology and product delivery systems, additional non-bank financial service providers and the accelerating pace of consolidation among financial services providers. Our profitability in large part depends upon our continued ability to compete successfully with traditional and new financial services providers, some of which maintain a physical presence in our market and others of which maintain only a virtual presence. Increased competition could require us to increase the rates we pay on deposits or lower the rates that we offer on loans, which could reduce our profitability. In addition, financial institutions like us are also experiencing intense competition from various non-banking institutions, particularly in the highly competitive Silicon Valley market where we have a branch office.

Our financial performance may be negatively affected if we are unable to successfully execute on our strategic initiatives, including our growth strategy.
Our strategy is to grow our franchise organically and safely, and we have and may in the future supplement that growth with select mergers and acquisitions if they enhance our market presence and service offerings, provide economies of scale and improve profitability, among other factors. Continued growth, whether organically through branch expansion or through acquisitions, may present operating and other challenges that could adversely affect our business, financial condition and results of operations. Rapid expansion may place a strain on our administrative, operational, personnel, capital and financial resources and increase demands on our infrastructure, systems and controls. Our ability to manage growth successfully will depend on our ability to attract qualified personnel and maintain cost controls and asset quality while retaining and attracting loans and deposits on favorable terms, as well as on macro factors beyond our control, such as economic conditions and interest rate trends. If we grow too quickly and are not able to retain clients, attract qualified personnel, control costs, manage potential exposure to unknown or contingent liabilities of banks and businesses we acquire, realize expected synergies or returns on investment, efficiently allocate management’s attention, and maintain favorable asset quality, it could materially dilute our franchise value and negatively affect our financial performance.
We may need to make additional investments in systems and personnel to manage higher asset levels and loan balances, which may adversely affect earnings, shareholder returns, efficiency ratio and other metrics concerning our profitability. We may also incur significant acquisition-related expenses either during the due diligence phase of acquisition targets or during integration of the acquirees. These expenses have and may continue to negatively impact our earnings prior to achieving operational synergy. In addition, litigation risk could increase if due diligence fails to uncover exposures or other obligations and we may not achieve the targeted cost savings from acquisitions as a result.
Failure to keep pace with the rapid technological changes in the financial services industry could have an adverse effect on our competitive position and profitability.
The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services, including artificial intelligence. The widespread adoption of new and emerging technologies, such as artificial intelligence and quantum computing, have the potential to further intensify competition and accelerate disruption in the financial services market. Advances and changes in technology could significantly affect our businesses, financial condition, results of operations and future prospects. We face many challenges, including disruptions in the real-time payment system. Our ability to compete depends, in part, on our ability to continue to adopt technology on a timely and cost-effective basis to meet clients’ real-time payment demands. The effective use of technology increases efficiency and enables financial institutions to better serve clients and reduce costs.
For example, banks like ours rely heavily on client deposits as low-cost funding sources for loans and investments. If consumers and businesses shift funds into blockchain-based payment systems such as stablecoins (especially if they are allowed to offer yield through platforms), banks could see a decline in deposits, increasing our funding costs. We also earn fees from payment processing such as ACH, wire transfers and card networks. Stablecoins that enable near-instant, low-cost transactions without intermediaries or generate interest could divert our fee income stream.
Many of our larger national bank competitors have substantially greater resources to invest in technological improvements, such as tokenized bank deposits. We may not be able to implement new technology-driven products and services effectively or be successful in marketing these products and services to our clients. Failure to keep pace successfully with technological change affecting the financial services industry could harm our ability to compete effectively and could have an adverse effect on our business, financial condition and results of operations. As these technologies improve in the future, we may be required to make significant capital expenditures in order to remain competitive, which may increase our overall expenses and have an adverse effect on our business, financial condition and results of operations.

We follow a relationship-based operating model, and the ability to maintain our reputation is critical to the success of our business and failure to do so may materially adversely affect our performance.
We are a community bank, and our reputation is one of the most valuable components of our business. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining bankers and other employees who share our core values of being an integral part of the communities we serve, delivering superior service to our clients and caring about our clients and employees. Furthermore, maintaining our reputation also depends on our ability to protect our brand.
However, reputation risk, or the risk to our business, earnings and capital from negative public opinion surrounding our Company, and the financial services industry generally, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including business and lending practices, corporate governance and acquisitions, and from actions taken by government regulators and community organizations in response to those activities. Certain events in the financial services industry, including the large-scale deposit withdrawals over a short period of time at a number of large financial institutions in the first half of 2023, led to the failure of those institutions and resulted in decreased confidence in banks among depositors, other counterparties and investors as well as significant disruption, volatility and reduced valuations of equity and other securities of banks in the capital markets. Negative public opinion can adversely affect our ability to keep and attract clients and employees and can expose us to litigation and regulatory action. Although we take steps to minimize reputational risk in dealing with our clients and communities, this risk will always be present given the nature of our business.
Moreover, some clients continue to be concerned about the extent to which their deposits are insured by the FDIC and relative strength and safety of community banks compared to much larger banks with a national footprint. Clients may withdraw deposits in an effort to ensure that the amount they have on deposit with their bank is fully insured and on deposit with a “safer” bank. The Bank offers accounts to clients that provide multi-million-dollar FDIC insurance using the IntraFi network of banks to offer reciprocal fully FDIC-insured accounts through the Insured Cash Sweep (“ICS”) or Certificate of Deposit Account Registry System (“CDARS”). Nevertheless, at December 31, 2025, the Bank estimates total uninsured deposits, excluding fully collateralized government agency deposits, represented ___% of total deposits. Client concerns about levels of uninsured deposits and perceived risk of potential failure of smaller community banks, like our Bank, compared to much larger banks with a national footprint could lead to decreases in deposits at our Bank.
If our reputation is negatively affected by the actions of our employees or otherwise, our business, financial condition and results of operations may be adversely affected.
Our geographic concentration in California heightens our exposure to regional economic and environmental risks.
We primarily serve businesses and individuals located in the Central Coast of California which we define as the counties of Santa Cruz, Monterey, Santa Clara and San Luis Obispo. As a result, we are exposed to risks associated with the lack of geographic diversification. Deterioration in either general economic or environmental conditions, including within our market area and in California, could also lead to temporary or permanent losses of businesses and population in our business footprints. Workforce reductions within the technology sector and declining demand from the life sciences industry could continue to reduce the demand for office space or commercial real estate development in the Bay Area and have rippling effects on the Central Coast region, including Silicon Valley. As of December 31, 2025, __% and __% of our real estate loan portfolio was located in Santa Cruz and Monterey Counties, respectively, __% in Santa Clara County, __% in San Luis Obispo County, __% in the other Bay Area and __% of our loan portfolio was located in California, based on the location of clients for commercial borrowers and the location of collateral for real estate loans. Any deterioration in economic conditions, in California generally and the Central Coast in particular, could result in loan delinquencies, problem assets and foreclosures. Collateral for our loans, especially real estate, are often located in areas prone to natural disasters such as earthquakes, landslides, wild fires, floods and tsunami and may decline in value, reducing clients’ borrowing power and the value of assets and collateral associated with our existing loans.

Risks Related to Our Lending Activities
We face lending risks, especially with respect to our small- and medium-sized business clientele and construction lending.
We primarily serve the banking and financial services needs of small- and medium-sized businesses. These businesses generally have fewer financial resources, lack capital, have less diversity in product and service offerings and lack economic scale, hence they may be more vulnerable to economic downturns and rising interest rates to service their debt and may experience substantial volatility in operating results, any of which may impair their ability as a borrower to repay a loan. In particular, a significant portion of our loan portfolio consists of adjustable-rate loans.
As of December 31, 2025, approximately __% of our loan portfolio is subject to a rate change within the next twelve months, due to adjustable-rate structures. As interest rates rise, the debt service obligations of these borrowers increase, which reduces their available cash flow and increases the risk of default, even if their underlying business revenue remains stable.
In addition, there are risks of significant modification or loss of government funding to SBA loan programs or to not-for-profit organizations who are our clients and beneficiaries of governmental funding, thus affecting their ability to repay their loans.
Consequently, the Bank may assume greater lending risks than other financial institutions which have a smaller concentration of those types of loans and which tend to make loans to larger businesses. Borrower defaults or borrowers’ inability to make scheduled payments may result in losses that may exceed our allowances for credit losses. These risks, if they occur, may require higher than expected provisions for credit losses which, in turn, can materially impair our profitability, capital adequacy and overall financial condition.
In particular, real estate construction and land acquisition and development loans involve risks not present in other types of loans, including risks associated with construction cost overruns, project completion, general contractor credit and the ultimate sale or use of the completed construction. These risks can be exacerbated by changes in market conditions, supply chain disruptions or labor shortages, any of which may delay completion or reduce the value of the finished property. If these risks materialize, borrowers may be unable to repay their loans and collateral values may decline. The result could be increased charge-offs and higher provisions for credit losses. As of December 31, 2025, approximately __% of our loan portfolio consists of construction and acquisition development loans, which exposes us to these risks to a meaningful degree.
We may not be able to measure and limit our credit risk adequately, may experience increased nonperforming assets and may require a material increase in our allowance for credit losses, which could adversely affect our profitability.
Our business depends on our ability to successfully measure and manage credit risk. The risk of nonpayment of loans is inherent in banking. Our loan clients may not repay their loans according to the terms of their respective loans, and the collateral securing the payment of those loans may be insufficient to assure repayment. We may experience significant credit losses, which could have a material adverse effect on our profitability. Our management makes various assumptions and judgments about the collectability of our loans, including the creditworthiness of our borrowers and the value of the real estate and other collateral for the repayment of many of our loans. While we seek to diversify our loan portfolio across loan types and business sectors, it is concentrated in CRE and commercial business loans. CRE and commercial business loans involve risks because the borrowers’ abilities to repay the loans typically depend primarily on the successful operation of the businesses or the properties securing the loans. At December 31, 2025, commercial real estate loans comprised __% of our loan portfolio, of which __% were deemed owner-occupied, while __% were deemed non-owner occupied, and __% of our loan portfolio was comprised of commercial business loans and lines of credit.
We continuously strive to manage credit risk, in part, through careful loan reviews and underwriting standards. While we adhere to thorough, disciplined and prudent underwriting standards, our practices may not protect us against losses in our loan portfolio. Our credit risk management also includes maintaining an allowance for credit losses to provide for loan defaults and nonperformance. We estimate credit losses using the current expected credit loss (“CECL”) methodology, which incorporates the use of and is reliant upon reasonable and supportable forecasts of national and local economic conditions and variables, including gross domestic product and levels of unemployment. Changes in one or more of these economic variables could have an impact on our determination of the allowance for credit losses. Since the CECL methodology is more dependent on future economic forecasts, assumptions, and models than methods of reserving for loan losses under the previous accounting standards, it may result in increases and add volatility to our allowance for credit losses and future provisions for credit losses.
In addition to the use of reasonable and supportable forecasts, the allowance is also based on a variety of other factors, including historical experience, volume and types of loans, trends in classifications, volume and trends in delinquencies and non-accruals and other pertinent information. If our assumptions are wrong, our current allowance may not be sufficient to cover loan losses, and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Material increases to our allowance for credit losses would materially decrease our earnings.
In situations where collection efforts are unsuccessful or acceptable work-out arrangements cannot be reached, we may acquire real estate or other assets through foreclosure, if any, or through other similar available remedies. When we foreclose, we are required to record the asset at its then-fair market value, which may be less than the loan balance, resulting in a loss. In such cases, the amount owed under the defaulted loan may exceed the value of assets acquired resulting in a loss requiring us to charge-off the difference. In addition, federal and state regulators periodically review our allowance for credit losses and may require us to increase the provision for credit losses or recognize further loan charge-offs based on judgments different from those of our management.
Therefore, we cannot ensure that our monitoring, procedures and policies will reduce certain lending risks or that our allowance for credit losses will be adequate to cover actual losses. If we experience greater nonpayment levels than anticipated, or we are required to increase our allowance for credit losses, our earnings and overall financial condition as well as the value of our Common Stock could be adversely affected. Our failure to effectively mitigate these risks could have an adverse effect on our business, financial condition and results of operations.
Please also refer to the section titled Critical Accounting Estimates of Management’s Discussion and Analysis of Financial Condition and Results of Operations for additional discussion concerning the allowance for credit losses.
Our focus on commercial lending subjects us to credit concentration risks.
Commercial real estate and commercial and industrial loans represent __% and __% of our loan portfolio as of December 31, 2025, respectively. Commercial real estate and commercial and industrial loans generally are considered riskier than single family residential loans because they have larger balances to a single borrower or group of related borrowers. Commercial real estate and commercial and industrial loans involve risks because the borrower’s ability to repay such a loan usually depends upon the profitability of the borrower’s employment, business or the business that occupies the relevant real property. As a result, if the business that supports payments on a loan declines, the loan may go into default. In addition, if a property which is serving as security for a loan is foreclosed on, it often takes a long time to sell the property because there are typically few potential purchasers and the resulting value is uncertain. Commercial real estate loans and commercial and industrial loans are more susceptible to a risk of loss during a downturn in the business cycle and are dependent for repayment on the successful operation and management of the associated commercial real estate. Our underwriting, review, and monitoring cannot eliminate all the risks related to these loans.
Furthermore, federal banking regulators have issued guidance indicating that banks with commercial real estate concentrations exceeding 300% of their total capital may be subject to heightened supervisory scrutiny. As of December 31, 2025, our non-owner occupied commercial real estate concentration was approximately __% of total risk-based capital (as defined by applicable regulatory guidelines). If our concentration exceeds these regulatory thresholds, we may be required to maintain higher capital levels or implement enhanced risk-management practices, which could increase our costs or limit our ability to grow this portion of our loan portfolio. Should we have a number of defaults on these types of loans, such defaults would have an adverse impact on the financial condition and results of operations of the Bank.
Beyond concentration risk, the structural characteristics of our commercial loans, including reliance on collateral and unsecured exposures, can increase potential loss severity. Secured loans are typically backed by real estate or business assets such as receivables, inventory, and equipment, and may include personal guarantees. However, the value of this collateral often depends on the borrower’s ongoing operations and may decline significantly under adverse conditions, limiting recovery. Unsecured loans present even greater risk because repayment depends entirely on the borrower’s cash flow and business performance, leaving us with minimal recourse in the event of default. These factors compound the impact of any concentration in commercial credits.
Adverse changes in the real estate market or economy in our market area could lead to higher levels of problem loans and charge-offs, adversely affecting our earnings and financial condition.
As of December 31, 2025, approximately __% our loans, measured by dollar volume, are secured by a senior lien on real estate collateral. Nearly all of the real estate securing these loans is located in California, primarily in Santa Cruz and Monterey counties and to a lesser extent Santa Clara and San Luis Obispo counties. Real estate values are generally affected by factors such as:
•the socioeconomic conditions of the area where real estate collateral is located;
•fluctuations in interest rates;
•property and income tax laws;
•local zoning ordinances governing the manner in which real estate may be used; and
•federal, state and local environmental regulations.
Declines in real estate values could significantly reduce the value of the real estate collateral securing our loans, increasing the likelihood of defaults. Moreover, if the value of real estate collateral declines to a level that is not adequate to provide security for the underlying loans, we will need to make additional provisions for credit losses which will reduce our profits. At present, office commercial real estate markets, particularly in urban and suburban areas, are experiencing weakness, which may contribute to further declines in collateral values and increase default risk for loans secured by such properties. In addition, if a borrower defaults on a real estate secured loan, we may be forced to foreclose on the property, incur charge-offs to the extent the value of the foreclosed property is insufficient to cover the unpaid balance of the loan and carry the foreclosed property as a nonearning asset, which may reduce net interest income and impact other measures of our profitability. Furthermore, our ability to foreclose on real estate collateral may be limited by environmental liabilities. If we foreclose on a property that is contaminated, we could be held liable to a governmental entity or a third party for property damage, personal injury or for investigation and cleanup costs under federal or state laws, regardless of whether we caused the contamination. In addition, if we are the owner or former owner of a contaminated site, we may be subject to claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. These costs could exceed the value of the property and adversely affect our financial condition, liquidity and results of operations.
We also rely on appraisals and other valuation techniques when originating real estate loans and recording other real estate owned (“OREO”) acquired through foreclosure. Appraisals represent estimates at a point in time and may not reflect subsequent changes in market conditions. Inaccurate valuations could lead to understated loan impairments or misstatement of OREO values, requiring higher provisions for credit losses and adversely affecting our financial condition.

Risks Related to Our Operations
We face risks related to our operational, technological and organizational infrastructure.
Our ability to grow and compete is dependent on the Bank’s ability to build or acquire the necessary operational and technological infrastructure and to manage the cost of that infrastructure as we expand. In our case, operational risk can manifest in many ways, such as errors related to failed or inadequate processes, faulty or disabled computer systems, fraud by employees or outside persons and exposure to external events. In addition, the Bank is heavily dependent on the strength and capability of our technology systems used both to interface with clients and to manage internal financial and other systems. Our ability to develop and deliver new products that meet the needs of our existing clients and attract new ones depends on the functionality of our technology systems. Additionally, our ability to run our business in compliance with applicable laws and regulations is dependent on these infrastructures.
We continuously monitor our operational and technological capabilities and make modifications and improvements as circumstances warrant. We outsource many of these functions to third parties. These third parties may experience errors or disruptions that could adversely impact the Bank and over which the Bank may have limited control. We also face risk from the integration of new infrastructure platforms and/or new third-party providers of such platforms into the Bank’s existing businesses.
Our operations could be interrupted if our third-party service providers experience difficulty, terminate their services, or fail to comply with banking regulations.
The termination or change in terms of a third-party software license or service agreement on which any of these systems is based could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity, or such third-party systems fail or experience interruptions. Replacing vendors or addressing other issues with our third-party service providers could entail significant delay, expense, and disruption of service.
As a result, if these third-party service providers experience difficulties, are subject to cybersecurity breaches, or terminate their services, and we are unable to replace them with other service providers, particularly on a timely basis, our operations could be interrupted. If an interruption were to continue for a significant period of time, our business, financial condition, and results of operations could be adversely affected. Even if we are able to replace third-party service providers, it may be at a higher cost to us, which could adversely affect our business, financial condition, and results of operations.
Furthermore, third-party service providers, and banking organizations’ relationships with those providers, are subject to demanding regulatory requirements and attention by bank regulators. These regulatory expectations may change, and potentially become more rigorous in certain ways, due to an interagency effort to replace existing guidance on the risk management of third-party relationships with new guidance. Our regulators may hold us responsible for any deficiencies in our oversight or control of our third-party service providers and in the performance of the parties with which we have these relationships. As a result, if our regulators assess that we have not exercised adequate oversight and control over our third-party service providers or that such providers have not performed adequately, we could be subject to administrative penalties, fines, or other forms of regulatory enforcement action as well as requirements for consumer remediation, any of which could have an adverse effect on our business, financial condition, and results of operations.
We could incur losses, be subject to regulatory action or reputational harm due to fraud and other financial crimes or negligent acts on the part of loan applicants, our employees and vendors.
In deciding whether to extend credit or enter into other transactions with clients and counterparties, and the terms of any such transaction, we may rely on information furnished by or on behalf of clients and counterparties, including financial statements, property appraisals, title information, employment and income documentation, account information and other financial information. We may also rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. Any such misrepresentation or incorrect or incomplete information, whether fraudulent or inadvertent, may not be detected prior to funding. In addition, one or more of our employees or vendors could cause a significant operational breakdown or failure, whether due to human error or purposeful manipulation or sabotage of our loan documentation, operations or systems. Whether a misrepresentation is made by the applicant or another third party, we generally bear the risk of loss associated with the misrepresentation. For example, a loan subject to a material misrepresentation is typically unsellable or subject to repurchase if it is sold prior to detection of the misrepresentation. The sources of the misrepresentations may also be difficult to identify, and we may be unable to recover any of the monetary losses we may suffer resulting from such conduct.
Our business also exposes us to risks associated with fraud and other financial crimes, including money laundering, terrorist financing and related illicit activities by bad actors. These activities can lead to financial losses, increased regulatory scrutiny, enforcement actions and penalties and reputational harm. Although we strive to maintain robust internal controls and compliance programs, criminal tactics continue to evolve, including the technologies used, and regulatory expectations require ongoing vigilance and investment in detection and prevention measures. These efforts may require additional resources and place pressure on our operating results.
We may be adversely affected by the lack of soundness of other financial institutions or other market participants.
Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies may be interrelated as a result of trading, clearing, counterparty and other relationships. We have exposure to different industries and counterparties, and through transactions with counterparties in the financial services industry, including broker-dealers, commercial banks, investment banks and other financial intermediaries. As a result, defaults by, declines in the financial condition of, or even rumors or questions about, one or more financial services companies or the financial services industry generally could lead to market-wide liquidity problems and losses or defaults by us or other institutions. These losses could have an adverse effect on our business, financial condition and results of operations.
Our enterprise risk management framework may not be effective in mitigating risks and/or losses.
The Audit Committee of the Board is primarily responsible for assisting the Board in discharging its oversight duties with respect to risk-management activities, including the establishment of our enterprise risk management framework and associated policies and practices that are administered by our Chief Risk Officer. The Loan Committee is also focused on assisting the Board in its monitoring and oversight of credit processes and asset quality as well as compliance with applicable regulatory requirements. In accordance with its charter, the Audit Committee is responsible for ensuring an appropriate enterprise-wide process is in place to identify, prioritize, measure, monitor and report alignment of the Company's practices with its defined risk appetite.
Our enterprise risk management framework is comprised of various processes, systems and strategies and is designed to manage the types of risk to which we are subject, including, among others, credit, liquidity, interest rate and compliance. Our framework also includes financial or other modeling methodologies that involve management assumptions and judgment. Our enterprise risk management framework may not be effective under all circumstances. If our risk-management framework is not effective, we could suffer unexpected losses and our business, financial condition and results of operations could be adversely affected. We may also be subject to potentially adverse regulatory consequences.
We rely on financial models with assumptions that are subject to judgment and uncertainties to manage various parts of our business and to make key decisions.
We utilize a number of financial models in the decision-making process associated with various aspects of our business including, but not limited to: credit risk management (including the determination of the allowance for credit losses), capital planning, liquidity management, interest rate risk management and other decision-making processes. These models rely on assumptions, historical data and judgments that may prove inaccurate or incomplete. While we strive to maintain an effective risk-management framework, model errors or misuse could result in misguided business decisions, material errors in our financial reporting and/or regulatory criticism, potentially leading to financial loss and/or reputational damage. Because of the complexity inherent in these approaches, a misunderstanding or misuse of their outputs could similarly result in suboptimal decision making, which could have an adverse effect on our business, financial condition, and results of operations.

Risks Related to our Regulatory Environment
Our industry is highly regulated, and the regulatory framework, together with any future legislative or regulatory changes, may have an adverse effect on our operations.
We are subject to extensive regulation, supervision and examination by the Federal Reserve, the DFPI and the FDIC, as insurer of our deposits. Such regulation and supervision governs the activities in which we and the Bank may engage, and is intended primarily for the protection of the insurance fund and the depositors and borrowers of the Bank rather than for holders of our Common Stock. As a result, governmental regulations may constrain our operations and activities. These areas include:
•the kinds of loans that can be made and lending practices;
•dividend policy;
•the capital that must be maintained;
•the kinds of activities we may engage in;
•the kinds and amounts of investments we can make;
•how much must be set aside for credit loss reserves;
•the locations of our offices;
•how much interest we can pay on demand deposits;
•the compliance and risk management infrastructure we must maintain;
•insurance offered to our depositors and the premiums we must pay for this insurance; and
•how much cash we must set aside as reserves for deposits.
Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations. The Federal Reserve, FDIC and DFPI periodically examine the Bank, including our compliance with laws and regulations. If, as a result of an examination, the Federal Reserve, FDIC or DFPI were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity, compliance efforts or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, they may take a number of different remedial actions as they deem appropriate. These agencies have the power to take enforcement action against us and require affirmative action to correct any conditions resulting from any “unsafe or unsound” practices or any violation of law or regulation. They may issue administrative orders that can be judicially enforced to direct an increase in our capital, to direct the sale of assets, to limit dividends and distributions, to restrict our growth, to assess civil money penalties against us or our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is imminent risk of loss to depositors, to terminate our deposit insurance and place our Bank into receivership or conservatorship. Bank regulations can affect our ability to compete with financial services companies that are not regulated or are less regulated. In addition, bank regulations impose material compliance costs on us. The earnings of the Bank, and therefore the earnings of the Company, are affected by changes in federal and state legislation and actions of various regulatory authorities.
We are subject to stringent capital requirements, which could have an adverse effect on our operations.
Federal regulations establish minimum capital requirements for insured depository institutions, including minimum risk-based capital and leverage ratios, and defines “capital” for calculating these ratios. The failure to meet applicable regulatory capital requirements could result in one or more of our regulators placing limitations or conditions on our activities, including our growth initiatives, or restricting the commencement of new activities, and could affect client and investor confidence, our costs of funds and FDIC insurance costs, our ability to pay dividends on our Common Stock or our ability to make acquisitions. Further, if regulatory capital requirements are made more stringent, it could, in addition to the foregoing, adversely affect our business, financial condition and results of operations.
We are subject to numerous fair lending and responsible banking laws and other laws and regulations designed to protect consumers, and failure to comply with these laws could lead to a wide variety of sanctions.
We are subject to extensive and evolving federal and state fair lending laws and regulations. For example, the Equal Credit Opportunity Act, the Fair Housing Act, and other fair lending laws and regulations, including state laws and regulations, prohibit discriminatory lending practices by financial institutions. The FDIC, The U.S. Department of Justice, and other federal and state agencies are responsible for enforcing these laws and regulations.
A successful regulatory challenge to an institution’s compliance with fair lending and consumer protection laws and regulations could result in reputational damage, operational and compliance costs, and a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private litigation, including through class action litigation. In addition, an institution’s receipt of a less-than-Satisfactory CRA rating, which could result from a violation of fair lending or consumer protection laws or from an unsatisfactory record of meeting the credit needs of low- and moderate-income communities, could similarly result in an inability of the institution to engage in mergers or other expansionary activity. Such actions and limitations could have a material adverse effect on our business, financial condition, and results of operations.
We are a bank holding company and are dependent upon the Bank for cash flow, and the Bank’s ability to make cash distributions is restricted. Additionally, the Federal Reserve may require us to commit capital resources to support the Bank.
We are a bank holding company with no material activities other than activities incidental to holding the common stock of the Bank. Our principal source of funds to pay distributions on our Common Stock and service any of our obligations, other than further issuances of securities, is dividends received from the Bank. We are a legal entity separate and distinct from the Bank. In addition, the Bank is not obligated to pay dividends to us, and any dividends paid to us would depend on the earnings or financial condition of the Bank, various business considerations, and applicable law and regulation. Further, continued growth either organically or through acquisitions, could constrain the Bank’s ability to pay dividends to us. As is generally the case for banking institutions, the profitability of the Bank is subject to the fluctuating cost and availability of money, changes in interest rates, and economic conditions in general. In addition, various federal and state statutes and regulations limit the amount of dividends that the Bank may pay to the Company without regulatory approval.
In addition, bank holding companies are required to act as a source of financial and managerial strength to their subsidiary banks. Under this requirement, the Company is expected to commit resources to support the Bank, including at times when the Company may not be in financial position to provide such resources. Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to depositors and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment. Accordingly, we could be required to provide financial assistance to the Bank if it experiences financial distress.
A capital injection may be required at a time when our resources are limited, and we may be required to borrow the funds or raise capital to make the required capital injection. Any loan by a bank holding company to its subsidiary bank is subordinate in right of payment to deposits and certain other indebtedness of such subsidiary bank. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company’s general unsecured creditors, including the holders of any note obligations. Thus, any borrowing by a bank holding company for the purpose of making a capital injection to a subsidiary bank may become more difficult and expensive relative to other corporate borrowings.

We face a risk of noncompliance and enforcement action with the BSA and other anti-money laundering statutes and regulations.
The USA PATRIOT Act and BSA require financial institutions to maintain programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the U.S. Department of the Treasury’s Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of clients seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions. Although we have developed policies and procedures designed to assist in compliance with these laws and regulations, no assurance can be given that these policies and procedures will be effective in preventing violations of these laws and regulations. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have significant reputational consequences for us. Any of these circumstances could have an adverse effect on our business, financial condition and results of operations.
Our use of third-party vendors and our other ongoing third-party business relationships are subject to increasing regulatory requirements and attention.
We regularly use third-party vendors in our business, and we rely on some of these vendors for critical functions including, but not limited to, our core processing function. Third-party relationships are subject to increasingly demanding regulatory requirements and attention by bank regulators. We expect our regulators to hold us responsible for deficiencies in our oversight or control of our third-party vendor relationships and in the performance of the parties with which we have these relationships. As a result, if our regulators conclude that we have not exercised adequate oversight and control over our third-party vendors or that such vendors have not performed adequately, we could be subject to administrative penalties or fines as well as requirements for consumer remediation, any of which could have an adverse effect on our business, financial condition and results of operations.
Changes in federal, state or local tax laws, or audits from tax authorities, could negatively affect our financial condition and results of operations.
Our financial condition and results of operations could be adversely affected by changes in tax laws or interpretations or by audits and examinations by tax authorities. Legislative or regulatory changes in federal, state or local tax laws, or unfavorable outcomes in tax audits, could result in increased tax expense, penalties or other costs.
We could recognize losses on investment securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.
As of December 31, 2025, the carrying value of our investment securities portfolio was approximately $__ million. As of December 31, 2025, approximately __% of our investments were issued or guaranteed by a U.S. government agency, __% were U.S. Treasury bonds and __% were SBA securities. These securities carry explicit or implicit credit guarantees from the U.S. government and thus present minimal credit risk. The remaining portion of the investment portfolio included municipal bonds, corporate bonds and private label collateralized mortgage obligations and asset-backed securities. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. These factors include, but are not limited to, rating agency actions with respect to the securities, defaults by the issuer or with respect to the underlying securities, and changes in market interest rates and instability in the capital markets. Any of these factors, among others, could require the Company to record an allowance for credit losses, which could have an adverse effect on our business, financial condition, and results of operations. The process for determining whether an allowance for credit losses is required involves complex, subjective judgments about the future financial performance and liquidity of the issuer, any collateral underlying the security, and our intent and ability to hold the security for a sufficient period of time to allow for any anticipated recovery in fair value, in order to assess the probability of receiving all contractual principal and interest payments on the security. Our failure to correctly and timely assess any impairments or losses with respect to our securities could have an adverse effect on our business, financial condition, and results of operations.

Risks Related to Funding and Liquidity
Loss of deposits or a change in deposit mix could increase our cost of funding.
Deposits have been a low cost and stable source of funding for us. We compete with banks and other financial institutions for deposits. Funding costs may increase if we lose deposits and are forced to replace them with more expensive sources. Depending on the interest rate environment, technological changes, depositor behaviors and competitive factors, low-cost deposits may need to be replaced with higher-cost funding, resulting in a decrease in net interest income and net income. At December 31, 2025, our ten largest deposit relationships (excluding government agency deposits that are fully collateralized) accounted for __% of our total deposits. Withdrawals of deposits by any one or more of our largest depositors or by one or more of our related client groups could force us to rely more heavily on wholesale borrowings and other more expensive sources of funding, adversely affecting our net interest margin and results of operations. Our non-brokered deposits are based on a relationship with the client rather than a contractual agreement. We may also be forced, as a result of withdrawals of deposits, to raise deposit rates in an attempt to attract new deposits, which would adversely affect our results of operations.
Liquidity risk could impair our ability to fund operations and meet our obligations.
Liquidity is essential to our business. We derive liquidity primarily through core deposit growth, sales of investment securities and cash flows from paydown and maturities of investment securities and loans. Additionally, the Bank has access to financial market borrowing sources on an unsecured, as well as a collateralized basis, for both short-term and long-term purposes including, but not limited to, the Federal Home Loan Bank of San Francisco and the Federal Reserve Bank of San Francisco. If these funding sources are not sufficient, we may have to acquire funds through higher-cost sources, reducing net interest margin and earnings while increasing operational risk. Any decline in available funding could adversely impact our ability to originate loans, invest in securities, meet our expenses, pay dividends to our shareholders, or to fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on our liquidity, business, financial condition and results of operations.
Factors that could detrimentally affect our access to liquidity sources include, among other things, a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated and an adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets, rising interest rates, the possibility of the U.S. government defaulting on its debt or negative views and expectations about the prospects for the financial services industry.
We may need to raise additional capital in the future, and if we fail to maintain sufficient capital, whether due to losses, an inability to raise additional capital or otherwise, our financial condition and results of operations, as well as our ability to maintain compliance with regulatory capital requirements, would be adversely affected.
We face significant capital and other regulatory requirements as a financial institution. In addition, the Company, on a consolidated basis, and the Bank, on a stand-alone basis, must meet certain regulatory capital requirements and maintain sufficient liquidity. We may need to raise additional capital in the future to provide us with sufficient capital resources and liquidity to meet our commitments and business needs, which could include the possibility of financing acquisitions. Our ability to raise additional capital depends on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry, market conditions and governmental activities, and on our financial condition and performance. Accordingly, we cannot assure you that we will be able to raise additional capital if needed or on terms acceptable to us. If we fail to maintain capital to meet regulatory requirements, our financial condition, liquidity and results of operations would be materially and adversely affected.

Risks Related to an Investment in Our Common Stock
Our Common Stock may have significant price volatility due to a limited trading market and a variety of other factors, which may limit the ability of shareholders to sell their shares.
Our Common Stock is currently quoted on the OTCQX under the trading symbol “WCCB.” The volume of trading in our Common Stock is limited and less active than those traded on major stock exchanges. We have applied to have our Common Stock listed on Nasdaq under the symbol “WCCB.” We believe that we will satisfy the listing requirements and expect that our Common Stock will be listed on Nasdaq concurrently with the effectiveness of this Registration Statement. Such listing, however, is not guaranteed, and, if listed, a failure to meet Nasdaq’s continued listing requirements could result in a delisting of our Common Stock. Even if such listing is approved, there can be no assurance that an active, liquid trading market in our Common Stock will develop or, if developed, that the market will continue.
If an active trading market does not develop, shareholders may have difficulty selling their shares of Common Stock at an attractive price, or at all. An inactive market may also impair our ability to raise capital by selling our Common Stock and may impair our ability to expand our business by using our Common Stock as consideration in an acquisition. In addition, thinly traded stocks can be more volatile than more widely traded stocks.
The price of our Common Stock can also fluctuate significantly in response to a variety of other factors, including:
•actual or anticipated variations in quarterly results of operations;
•stock price performance of other companies that investors deem comparable to WCCB;
•news reports relating to trends, interest rates and liquidity stress in the banking system such as was seen in the Spring of 2023, and reports of other issues in the financial services industry; and
•perceptions in the marketplace regarding WCCB and/or its competitors.
We may reduce or discontinue the payment of dividends or repurchases of our Common Stock, which may have an impact on the value of our Common Stock.
Our shareholders are entitled to receive dividends only when they are declared by our Board. In addition, we may conduct repurchases of our Common Stock from time to time. The ability to pay dividends and the amount of dividends to our shareholders as well as the ability to make repurchases of our Common Stock is dependent upon several factors, including but not limited to: regulatory restrictions, the profitability of the Bank, the ability of our bank subsidiary to provide dividends to the holding company, regulatory capital levels, liquidity needs and market conditions. If we were to reduce or discontinue the payment of dividends and/or repurchases of our Common Stock, it could have an adverse effect on the value of our Common Stock.
We may seek to raise additional capital to support future organic growth and/or acquisitions. Such offering could be dilutive to holders of our Common Stock and future offerings of debt and/or preferred equity securities, are likely to have senior rights for the purposes of dividend distributions or upon liquidation and may adversely affect the value of our Common Stock.
We may attempt to increase our capital resources to take advantage of organic growth and/or growth through acquisition as these opportunities arise. Further, if our capital ratios fall below the minimums required by regulators, the Company could be strongly encouraged to raise additional capital and for any other reason determined by the Board. We may raise additional capital by making additional offerings of common stock, debt or preferred equity securities, including senior or subordinated notes or preferred stock. Any offering of common stock could be dilutive to holders of our Common Stock. Offerings of debt securities and shares of preferred stock will likely receive distributions of our available assets prior to the holders of our Common Stock in any liquidation and have preference in any cash dividends or other distributions. Any such debt or preferred securities may also subject us to certain restrictions on how we operate our business, including our ability to pay dividends. Holders of our Common Stock are not entitled to preemptive rights or other protections against the issuance of shares of common stock or securities that are senior to the common stock.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.
The trading market for our Common Stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We may be unable to attract or sustain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of the Company, the trading price for our Common Stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If we fail to meet the expectations of analysts for our operating results, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.
We are an “emerging growth company,” as defined in the JOBS Act and are able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors and adversely affect the market price of our common stock.
We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an EGC, we may take advantage of certain exemptions from various requirements generally applicable to public companies. These exemptions allow us, among other things, to discuss our results of operations for only two years in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; not to provide an auditor attestation of our internal control over financial reporting; to take advantage of an extended transition period to comply with the new or revised accounting standards applicable to public companies; and not to seek a non-binding advisory vote on executive compensation or golden parachute arrangements.
We may take advantage of these exemptions until we are no longer an EGC. We would cease to be an EGC upon the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the first sale of our common equity securities in an offering registered under the Securities Act; (ii) the first fiscal year after our annual gross revenues are $1.235 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.
We cannot predict whether investors will find our Common Stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile or decline.
The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.
As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make certain activities more difficult, time consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results.
In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.
We also expect that being a public company and these new rules and regulations will increase the costs of our director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our board of directors, particularly to serve on our audit committee and our compensation committee.
As a result of disclosure of information in this registration statement and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.
An investment in our Common Stock is not an insured deposit and is not guaranteed by the FDIC, so shareholders could lose some or all of their investment.
An investment in our Common Stock is not a bank deposit or other obligation of the Bank and, therefore, is not insured against loss or guaranteed by the FDIC, any other deposit insurance fund or by any other governmental, public or private entity. An investment in our Common Stock is inherently risky and is subject to the same market forces that affect the price of common stock in any company. As a result, those who acquire our Common Stock could lose some or all of their investment.
Our Board may issue of preferred stock that would adversely affect the rights of our common shareholders.
Our authorized capital stock includes 10,000,000 shares of preferred stock of which none were issued and outstanding as of December 31, 2025. Our Board, in its sole discretion, may issue one or more series of preferred stock from the authorized and unissued shares of preferred stock. Subject to limitations imposed by law or our certificate of incorporation, our board of directors is empowered to:
•determine the designation of, and the number of, shares constituting each series of preferred stock;
•determine and/or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock; and
•increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series.
We could issue preferred stock with voting and conversion rights that could adversely affect the voting power of the shares of our common stock and with preferences over the common stock with respect to dividends and in liquidation.
Certain provisions under California law and in the Company’s Articles of Incorporation and Bylaws may discourage or prevent a change in management or a takeover attempt that a shareholder might consider to be in their best interests.
We are a bank holding company incorporated in the state of California. Certain anti-takeover provisions under California law and certain provisions contained in the Company’s Articles of Incorporation and the Company’s

Bylaws could delay or prevent the removal of our directors and other management. The provisions could also delay or make more difficult a tender offer, merger or proxy contest a shareholder might consider to be in their best interests. For example, our Articles of Incorporation and Bylaws:
•authorize our Board to approve the issuance of up to 10,000,000 shares of “blank check” preferred stock;
•establish advance notice requirements for nominations for election to the Board of Directors and proposals of other business to be considered at annual meetings of shareholders; and
•provide the Board with the right to fill vacancies and to fix the number of directors.
These provisions, as well as provisions of the BHCA and other relevant statutes and regulations that require advance notice and applications for regulatory approval of changes in control of banks and bank holding companies, could negatively affect our share price, prevent attempts by shareholders to remove current management, prohibit or delay mergers or other takeovers and discourage attempts by other companies to acquire us, even if such a transaction would be beneficial to our shareholders.
We are required to design, implement and maintain effective internal control over financial reporting. Failure to design, implement and maintain effective internal control over financial reporting or remediate any future material weakness in our internal control over financial reporting or comply with other provisions of the Sarbanes-Oxley Act could affect the accuracy and reliability of our financial statements and the related disclosures and result in loss of investor confidence in us.
Effective internal controls are necessary for us to produce reliable financial statements and comply with SEC reporting obligations. If we fail to maintain adequate internal controls or identify material weaknesses, we could fail to accurately report our financial results on a timely basis, which may result in restatements, regulatory scrutiny, or loss of investor confidence. Our internal control framework also includes cybersecurity and data protection measures. Failure in these areas could also expose us to litigation, reputational harm, and potential sanctions by the SEC or other regulatory authorities.
Compliance with the requirements of the Sarbanes-Oxley Act is complex and costly, requiring significant resources, including personnel, technology investments, and internal and external audit fees. While we strive to maintain an effective internal control environment, we may not be able to identify all significant deficiencies and/or material weaknesses in our internal control over financial reporting in the future. As we grow and our operations become more complex, accounting standards change and regulatory expectations evolve, our business processes may require us to modify or enhance our internal controls, which could further increase compliance costs and strain resources or increase the risk of control deficiencies. In the normal course of our operations, we may identify deficiencies that would have to be remediated to satisfy the SEC rules for certification of our internal control over financial reporting. A material weakness is defined by the standards issued by the Public Company Accounting Oversight Board, as a deficiency, or combination of deficiencies, in internal control over financial reporting that results in a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a consequence, we would have to disclose in periodic reports we file with the SEC any material weakness in our internal control over financial reporting.
As an EGC, we are currently exempt from the requirements of Section 404(b) of the Sarbanes-Oxley Act requiring independent auditors to attest to the effectiveness of internal control over financial reporting, which may result in additional costs and identification of previously undiscovered control deficiencies. While we continually review and improve our internal control environment, policies and procedures, there can be no assurance that our efforts will prevent future control deficiencies or material weaknesses. Failure to comply with Section 404 or other provisions of the Sarbanes-Oxley Act could adversely affect our business, financial condition, and the market price of our securities.

General Risk Factors
We are dependent on our management team and key employees.
We believe that our continued growth and future success will depend on the services and retention of our executive management team. In addition, we will continue to depend on our ability to retain and recruit key banking officers. Because the market for qualified individuals is highly competitive, we may be unable to attract or retain them, or we may incur significant costs to do so. The inability to attract and retain key management or banking officers could have an adverse effect on our business and financial condition because of the loss of their skills, market knowledge, years of industry experience and the difficulty of finding qualified replacement personnel. We cannot ensure that we will be able to retain members of our management team or other key employees. Though we have employment agreements in place with certain members of our management team, they may still elect to leave at any time. The loss of any of our management team or our key employees could adversely affect our ability to execute our strategy, and we may not be able to find adequate replacements on a timely basis, or at all.
System breaches of our network security, including as a result of cyber-attacks or data security breaches, could subject us to increased operating costs as well as litigation and other liabilities.
The computer systems and network infrastructure we use may be vulnerable to physical theft, fire, power loss, telecommunications failure or a similar catastrophic event as well as security breaches, denial of service attacks, ransomware, viruses, worms and other disruptive problems caused by hackers. Any damage or failure that causes breakdowns or disruptions in our client relationship management, general ledger, deposit, loan and other systems could damage our reputation, result in a loss of client business, subject us to additional regulatory scrutiny for failure to comply with required information security standards or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on us.
Computer break-ins, phishing schemes and other disruptions could also jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure. Information security risks have generally increased in recent years in part because of the proliferation of new technologies, such as artificial intelligence, the use of the Internet and telecommunications technologies (including mobile devices) to conduct financial and other business transactions and the increased sophistication and activities of organized crime, perpetrators of fraud, hackers, terrorists, activists and other external parties. Our operations rely on the secure processing, transmission and storage of confidential information in our computer systems and networks. In addition, to access our products and services, our clients may use devices that are beyond our control systems. Although we believe we have robust information security procedures and controls, our technologies, systems, networks and clients’ devices may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of the Bank’s or our clients’ confidential, proprietary and other information, or otherwise disrupt the Bank’s or our clients’ or other third parties’ business operations. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. Notwithstanding the strength of defensive measures, cybersecurity threats and the tactics, techniques and procedures used in cyberattacks change, develop and evolve rapidly and continuously, including from emerging technologies, such as artificial intelligence, which may be used to enhance the tactics, techniques and procedures described above and facilitate new cyber threats.
The Bank is under continuous threat of loss due to hacking and cyber-attacks especially as we continue to expand client capabilities to utilize the internet and other remote channels to transact business. Two of the most significant cyber-attack risks that we face are e-fraud and loss of sensitive client data. Loss from e-fraud occurs when cybercriminals breach and extract funds directly from client or our accounts. Attempts to breach sensitive client data, such as account numbers and social security numbers, present significant reputational, legal and/or regulatory costs to us if successful. Our risk and exposure to these matters remains heightened because of the evolving nature and complexity of these threats from cybercriminals and hackers, our plans to continue to provide internet banking and mobile banking channels and our plans to develop additional remote connectivity solutions to serve our clients. We cannot assure that we will not be the victim of a material hacking or cyberattack that could cause us to suffer material losses or other harm. The occurrence of any cyber-attack or information security breach could result in potential liability to clients, reputational damage and the disruption of our operations, and regulatory concerns, all of which could adversely affect our business, financial condition or results of operations.
We rely on third parties to provide key components of our business infrastructure, and the failure of these parties to perform for any reason could disrupt our operations.
Third parties provide key components of our business infrastructure such as data processing, internet connections, network access, core application processing, statement production and account analysis. We rely heavily on data processing, including loan servicing and deposit processing software, communications systems and information systems from several third parties to conduct our business. Third party, or external systems and networks, may fail to operate properly or become disabled due to deliberate attacks or unintentional events. Our operations are also vulnerable to disruptions from human error, natural disasters, power loss, computer viruses, spam attacks, denial of service attacks, unauthorized access and other unforeseen events. Undiscovered data corruption could render our client information inaccurate. These events may obstruct our ability to provide services and process transactions and an incident could put confidential and sensitive client information at risk.
A significant, sustained or repeated system failure, a breach in security of any of our or our third party service providers’ information systems or any other cyber incidents, could have an adverse impact on, among other things, our revenues and our ability to attract and maintain clients, compromise our ability to operate effectively, damage our reputation and subject us to additional regulatory scrutiny and possible financial liability, any of which could have an adverse effect on our business, financial condition and results of operations. While we conduct security reviews on these third parties, we cannot be sure that their information security protocols are sufficient to withstand a cyberattack or other security breach.
We are subject to laws regarding the privacy, information security and protection of personal information and any violation of these laws or other incident involving personal, confidential or proprietary information of individuals could damage our reputation and otherwise adversely affect our business.
Our business requires the collection and retention of large volumes of client data, including personally identifiable information, in various information systems that we maintain and in those maintained by third party service providers. We also maintain important internal company data about our employees and information relating to our operations. We are subject to complex and evolving laws and regulations governing the privacy and protection of personally identifiable information of individuals (including clients, employees and other third parties). For example, our business is subject to the GLBA, which, among other things: (i) imposes certain limitations on our ability to share nonpublic information about our clients with nonaffiliated third parties; (ii) requires that we provide certain disclosures to clients about our information collection, sharing and security practices and afford clients the right to “opt out” of any information sharing by us with nonaffiliated third parties (with certain exceptions); and (iii) requires that we develop, implement and maintain a written comprehensive information security program containing appropriate safeguards based on our size and complexity, the nature and scope of our activities and the sensitivity of client information we process as well as plans for responding to data security breaches. Various federal and state banking regulators and states have also enacted data breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in the event of a security breach.
Ensuring that our collection, use, transfer and storage of personal information complies with all applicable laws and regulations can increase our costs. Furthermore, we may not be able to ensure that clients and other third parties have appropriate controls in place to protect the confidentiality of the information that they exchange with us, particularly where such information is transmitted by electronic means. If personal, confidential or proprietary information of clients or others were to be mishandled or misused we could be exposed to litigation or regulatory sanctions under privacy and data protection laws and regulations. Any failure or perceived failure to comply with applicable privacy or data protection laws and regulations may subject the Bank to inquiries, examinations and investigations that could result in requirements to modify or cease certain operations or practices or in significant liabilities, fines or penalties, and could damage our reputation and otherwise adversely affect our business, financial condition and results of operations.

We face potential financial and reputational harm from physical security risks.
Our branches, offices and physical assets are subject to risks from theft, vandalism, natural disasters and other security threats. Physical security breaches could result in property loss, business disruption or harm to employees and clients, potentially leading to financial loss or reputational damage.
Severe weather and natural disasters could significantly impact our business.
Severe weather and natural disasters (including earthquakes, droughts, landslides, wildfires, floods and tsunamis) could have a significant impact on our ability to conduct business could result in material loss to the Company. Our operations are concentrated in the Monterey, San Luis Obispo, Santa Clara and Santa Cruz counties in California. California is an earthquake and wildfire-prone region, experiences high winds and contains wooded areas. Such events could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in the loss of revenue and/or cause us to incur additional expenses. Our properties and most of the real estate and personal property securing loans in our portfolio are in Northern California. Many of our borrowers could suffer uninsured property damage, experience interruption of their businesses or lose their jobs after an earthquake, wildfire or other natural catastrophe. Those borrowers might not be able to repay loans, and the collateral for loans could decline significantly in value. Unlike a larger bank with operations that are more geographically diversified, we are vulnerable to greater losses if an earthquake, fire, flood or other natural catastrophe occurs in California. Although management has established disaster recovery policies and procedures, the occurrence of any such events could have an adverse effect on our business, financial condition and results of operations.
We have implemented a business continuity program that allows us to move critical functions to a backup data center in the event of a catastrophe. Although this program has been tested, we cannot guarantee its effectiveness in any disaster scenarios. Regardless of the effectiveness of our disaster recovery and business continuity plan, the occurrence of any natural or man-made disaster or the effects of climate change could have an adverse effect on our business, financial condition, and results of operations.
New lines of business, new products and services or strategic projects or partnerships could expose us to additional risks
We periodically introduce new lines of business, products and services or enter into new partnerships. These initiatives may expose us to additional operational, compliance, legal, reputational and strategic risks, which could adversely affect our business, financial condition and results of operations.
In developing, implementing, or marketing new lines of business, products, product enhancements, or services, we may invest significant time and resources. We may underestimate the appropriate level of resources or expertise necessary to make new lines of business or products successful or to realize their expected benefits. We may not achieve the milestones set in initial timetables for the development and introduction of new lines of business, products, product enhancements, or services, and price and profitability targets may not prove feasible. External factors, such as new or changing regulations, competitive alternatives, and shifting market preferences, may also impact the ultimate implementation of a new line of business or offerings of new products, product enhancements, or services. Any new line of business, product, product enhancement, or service could have a significant impact on the effectiveness of our system of internal controls. We may also decide to discontinue businesses or products due to lack of customer acceptance or unprofitability. Failure to successfully manage these risks in the development and implementation of new lines of business or offerings of new products, product enhancements, or services could have an adverse effect on our business, financial condition, and results of operations.
Litigation and regulatory actions, including possible enforcement actions, could subject us to significant fines, penalties, judgments, or other requirements resulting in increased expenses or restrictions on our business activities.
From time to time, in the normal course of business, we have in the past been and may in the future be named as a defendant in various legal actions, arising in connection with our current and/or prior business activities. Legal actions could include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. Further, in the future our regulators may impose consent orders, civil money penalties, matters requiring attention, or similar types of supervisory criticism. We may also, from time to time, be the subject of subpoenas, requests for information, reviews, investigations, and proceedings (both formal and informal) by governmental agencies regarding our current and/or prior business activities. Any such legal or regulatory actions may subject us to substantial compensatory or punitive damages, significant fines, penalties, obligations to change our business practices, or other requirements resulting in increased expenses, diminished income, and damage to our reputation. Our involvement in any such matters, whether tangential or otherwise and even if the matters are ultimately determined in our favor, could also cause significant harm to our reputation and divert management attention from the operation of our business. Further, any settlement, consent order, or adverse judgment in connection with any formal or informal proceeding or investigation by government agencies may result in litigation, investigations, or proceedings as other litigants and government agencies begin independent reviews of the same activities. As a result, the outcome of legal and regulatory actions could have an adverse effect on our business, financial condition, and results of operations.
We are subject to an extensive body of accounting rules and best practices. Periodic changes to such rules may change the treatment and recognition of critical financial line items. In addition, the accuracy of our consolidated financial statements and related disclosures could be affected if the judgments, assumptions, or estimates used in our critical accounting policies are inaccurate.
The nature of our business makes us sensitive to the large body of accounting rules in the United States. From time to time, the governing bodies that oversee changes to accounting rules and reporting requirements may release new guidance for the preparation of our consolidated financial statements. These changes can materially impact how we record and report our financial condition and results of operations. In some instances, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. Example of such changes that we recently adopted include requirements that we: (i) calculate the allowance for credit losses on the basis of the current expected credit losses over the lifetime of our loans, which was applicable to us beginning in 2023, and may result in increases in our allowance for credit losses and future provisions for credit losses; and (ii) record the value of and liabilities relating to operating leases on our balance sheet, which became applicable to us beginning in 2022. There are other proposed or approved changes to accounting pronouncements that will be subject to future implementation. Refer to Note 1 – Summary of Significant Accounting Policies included in Item 15. Financial Statements and Exhibits of this Registration Statement for further details. These changes could adversely affect our capital, regulatory capital ratios, ability to make larger loans, earnings, and performance metrics. Any such changes could have an adverse effect on our business, financial condition, and results of operations.
The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles in the United States (“GAAP”) requires us to make judgments, assumptions, and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Our critical accounting policies, which are included in the section titled Management’s Discussion and Analysis of Financial Condition and Results of Operations in this Registration Statement, describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that we consider “critical” because they require judgments, assumptions, and estimates that materially affect our consolidated financial statements and related disclosures. As a result, if future events or regulatory views concerning such analysis differ significantly from the judgments, assumptions, and estimates in our critical accounting policies, those events or assumptions could have a material impact on our consolidated financial statements and related disclosures, in each case resulting in our possible need to revise or, if in error, restate prior period financial statements, cause damage to our reputation and the price of our Common Stock, and adversely affect our business, financial condition, and results of operations.

Item 2. Financial Information
Selected Financial Data
The following table sets forth summarized historical financial information for each of the periods indicated. This information should be read together with the section titled Management’s Discussion and Analysis of Financial Condition and Results of Operations below, and with the accompanying consolidated financial statements and related notes included elsewhere in this Registration Statement. Historical results set forth below and elsewhere in this Registration Statement are not necessarily indicative of future performance.

(Dollars in thousands, except per share data)	As of or for the year December 31,
	2025	2024	2023
Selected Operating Data:
Net interest income		$95,128	$82,254
Provision for credit losses		$7,039	$1,413
Total noninterest income		$4,053	$4,082
Total noninterest expense		$50,205	$35,153
Net income		$29,579	$35,150

Share and Per Share Data:
Basic earnings per share		$3.32	$4.19
Diluted earnings per share		$3.28	$4.17
Dividends declared per share		$0.69	$0.46
Total shares of common stock outstanding		10,556,467	8,406,680

Performance Ratios:
Return on average assets		1.50%	2.02%
Return on average equity		11.11%	16.60%
Return on average tangible equity (1)		13.35%	19.23%
Net interest margin		5.07%	4.94%
Taxable-equivalent net interest margin (1)		5.09%	4.95%
Efficiency ratio		50.62%	40.72%

Selected Balance Sheet Data:
Total assets		$2,680,428	$1,794,362
Loans held-for-investment		$2,045,215	$1,377,597
Total deposits		$2,310,483	$1,515,090
Total shareholders' equity		$332,981	$230,036
Loans held-for-investment-to-deposit ratio		88.52%	90.93%

Capital Ratios: (2)
Common equity Tier 1 to risk weighted assets		12.24%	13.72%
Tier 1 capital to risk weighted assets		12.24%	13.72%
Total risk-based capital ratio		14.00%	14.98%
Tier 1 capital to average assets (leverage ratio)		10.51%	12.09%

Asset Quality Metrics:
Allowance for credit losses to loans held-for-investment (3)		1.55%	1.74%
Net charge-offs to average loans during the period (4)		0.01%	0.16%
Nonaccrual loans to loans held-for-investment		0.03%	0.47%
_____________
(1)Return on average tangible equity and taxable equivalent net interest margin are non-GAAP financial measures. See section titled “Non-GAAP Financial Measures” for more information.
(2)Capital ratios are for West Coast Community Bancorp. See also Note 16 — Regulatory Capital Matters of the consolidated financial statements included elsewhere in this Registration Statement.

(3)Calculated by dividing the allowance for credit losses at the end of the period by total loans held-for-investment, net of deferred fees and costs at the end of the period.
(4)Calculated by dividing the total net loan charge-offs during the period by the average gross loans outstanding during the period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes included in Item 15. Financial Statements and Exhibits of this Registration Statement. Historical results of operations and the percentage relationships among any amounts included, and any trends that may appear, may not indicate trends in operations or results of operations for any future periods. Bancorp is a bank holding company that conducts all of its material business operations through the Bank. As a result, the discussion and analysis below primarily relate to activities conducted at the Bank level.
We have made, and will continue to make, various forward-looking statements with respect to financial and business matters. Comments regarding our business that are not historical facts are considered forward-looking statements that involve inherent risks and uncertainties, see the section titled “Disclosure Regarding Forward-Looking Statements.” Actual results may differ materially from those contained in these forward-looking statements.
Overview
West Coast Community Bancorp is a bank holding company headquartered in Santa Cruz, California that operates through its sole and wholly owned subsidiary, West Coast Community Bank, a California state-chartered bank. Substantially all of our business activities are conducted through the Bank. The Bank operates 10 branches across the California Central Coast and primarily serves small- to medium-sized businesses, service professionals and individuals.
We offer a full complement of lending products, including commercial lines of credit and term loans, land and property development financing, commercial real estate term and asset-based loans, agricultural and farmland loans, including loans under the USDA program and small business loans guaranteed by the SBA, including 7(a) and 504 loans.
We also offer a full complement of deposit products, including demand deposit accounts, regular savings accounts, IRAs, HSAs, money market accounts and CDs, as well as fully insured deposit products offered through a reciprocal network. We provide treasury management services including online banking, electronic bill payment, a full range of mobile banking deposit services, including business mobile banking for on-the-go treasury functions, wire transfers, direct deposits, lockbox and automatic transfers, and remote deposit to electronically capture deposits from business locations. We also provide fraud prevention and card controls, enhancing security and convenience for clients. Our services also include other convenience-related services such as banking by appointment, online banking services, access to a national ATM network and banking by mail to better serve our customers.
On October 1, 2024, Bancorp acquired 100% of the outstanding common shares of 1st Capital Bancorp, the parent company for 1st Capital Bank, for an aggregate transaction value of $80.8 million. As of October 1, 2024, 1st Capital Bancorp merged with and into Bancorp and 1st Capital Bank merged with and into the Bank. Under the terms of the acquisition, the holders of 1st Capital Bancorp common stock received 0.36 shares of the Company’s common stock for each share of 1st Capital Bancorp, resulting in the issuance of 2,071,483 shares of the Company’s common stock. With the acquisition, the Company has expanded its geographic footprint and client base. The Company’s results of operations include the operating results of 1st Capital Bancorp, beginning on October 1, 2024. We may refer to the acquisition of 1st Capital Bancorp herein as “the Merger.”
As of December 31, 2025, the Company had total consolidated assets of $__, total loans held-for-investment of $__ , total deposits of $__ and total shareholders’ equity of $__. As of December 31, 2025, we had 223 full-time equivalent employees.
Critical Accounting Estimates
We have established and described various accounting policies that govern the application of GAAP in the preparation of the Company’s consolidated financial statements. These policies are described in Note 1 – Summary of Significant Accounting Policies to our audited consolidated financial statements included in Item 15. Financial Statements and Exhibits of this Registration Statement. Certain policies require management to apply estimates and assumptions made in accordance with GAAP and involving a significant level of estimation and uncertainty, and are reasonably likely to have a material effect on the carrying amounts of assets and liabilities or on the Company’s results of operations; management considers these to be critical accounting policies. The estimates and assumptions are based on information available at the time, including historical experience and other factors deemed reasonable under the circumstances. Actual results may differ from those estimates, and changes in assumptions could materially affect the Company’s financial position or operating results in future periods.
Allowance for Credit Losses (“ACL”)
We account for credit losses on loans and off-balance sheet loan commitments in accordance with ASC 326, Financial Instruments – Credit Losses, which requires the Company to record an estimate of expected lifetime credit losses for loans and unfunded loan commitments at the time of origination or acquisition. The ACL is maintained at a level deemed appropriate by management to provide for expected credit losses in the portfolio as of the date of the consolidated statements of financial condition. Estimating expected credit losses requires management to use relevant forward-looking information, including the use of reasonable and supportable forecasts. The estimation process for determining the ACL requires significant judgment, which involves complex methodologies and various estimates and assumptions. Changes in estimates and assumptions, including those related to economic conditions, could result in material adjustments to the ACL and provision for credit losses in future periods.
The measurement of the ACL for loans is performed by collectively evaluating loans with similar risk characteristics, as well as the individual evaluation of loans that do not share risk characteristics similar to others in the loan portfolio. The ACL is measured through the use of a discounted cash flow model that incorporates estimates and assumptions for probability of default and loss given default, which are impacted by forecasts of macroeconomic conditions such as those associated with gross domestic product (“GDP”) and the level of unemployment. We forecast future expected credit losses over a period of four quarters, which we believe is reasonable and supportable, followed by reversion to historical averages over a period of four quarters. Estimates of future cash flows are discounted at the loan’s effective interest rate, adjusted for estimates of prepayments. The ACL for unfunded commitments is determined by applying similar loss factors to those used for funded loans and also incorporates assumptions for the likelihood of funding based on historical utilization of each type of credit commitment.
The use of reasonable and supportable forecasts in the ACL methodology requires significant judgment, such as the selection of forecasts and the associated economic variables to use when estimating expected future credit losses. We leverage economic projections from the Federal Reserve’s FOMC to inform and provide reasonable and supportable forecasts used in our ACL model. Although no one economic variable can fully demonstrate the sensitivity of the ACL calculation to changes in economic variables used in our ACL model, we have identified certain economic variables that have a significant influence on the model when determining the ACL. Those economic variables consist of changes in GDP and the unemployment rate. Further, changes in the interest rate environment can have a significant impact on prepayment speeds, which can influence prepayment assumptions used in the ACL model and ultimately the level of the ACL.
To demonstrate the sensitivity to key economic parameters, management evaluates how changes in the macroeconomic inputs (GDP growth and unemployment) affect the historical loss rate component of the quantitative ACL estimate. A sensitivity analysis is performed in which a 100-basis point decrease in GDP growth and a 100-basis point increase in the unemployment rate is applied; this is designed to confirm that the model responds as expected (directionally and in magnitude) to changes in the underlying probability of default drivers and to identify which macroeconomic driver(s) have the greatest influence on modeled loss expectations for the Bank’s current portfolio composition.
The sensitivity analysis results in an incremental quantitative impact to the ACL of approximately $__ at December 31, 2025. This difference should not be viewed as an expected ACL increase because (i) the economic environment is highly uncertain, (ii) macroeconomic interrelationships are difficult to predict, (iii) our ACL process may apply weighted scenarios, (iv) adverse conditions can drive credit migration in the loan portfolio, and (v) the sensitivity analysis excludes qualitative adjustments within our ACL framework.

The ACL methodology also includes adjustments for qualitative factors where appropriate. Please refer to Note 1 – Summary of Significant Accounting Policies included in our audited consolidated financial statements in Item 15. Financial Statements and Exhibits of this Registration Statement for discussion concerning qualitative adjustments.
Although management uses the best information available to derive estimates necessary to measure an appropriate level of the ACL, future adjustments to the ACL may be necessary due to economic, operating, regulatory, and other conditions that extend beyond the Company’s control. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s ACL. Such agencies may require the Company to recognize changes to the ACL based on judgments different from those of management. Further, as the size, complexity, and composition of the loan portfolio changes over time, such as through the acquisition of other financial institutions, new product offerings, client demand for various types of credit, and changes in our geographic footprint, the Company may seek to make additional enhancements to its ACL methodology. Such enhancements may have an impact on the level of the ACL in future periods.
Acquisition Accounting
The Company accounts for acquisitions under the acquisition method of accounting in accordance with ASC 805 - Business Combinations. Purchased assets, including identifiable intangible assets, and assumed liabilities are recorded at their respective acquisition-date fair values. If the fair value of net assets purchased exceeds the consideration given, a bargain purchase gain is recognized. If the consideration given exceeds the fair value of the net assets received, goodwill is recognized. Acquisition related costs, such as severance, data processing expenses and contract termination fees, are expensed as incurred.
Recent Accounting Developments
Accounting Standards Issued but Not Yet Adopted
In November 2025, the FASB issued ASU No. 2025-08, Financial Instruments - Credit Losses (Topic 326) - Purchased Loans. The amendments in this Update simplify the accounting for purchased loans under Topic 326 by expanding use of the gross-up method to a new category of purchased seasoned loans (“PSL”), which are acquired loans purchased more than 90 days after origination or acquired in a business combination, when the acquirer was not involved in their origination. For PSLs, an initial ACL is recorded at the time of acquisition through an adjustment to the purchase price of the loan, eliminating credit loss expense as of the time of acquisition. The provisions of this Update are effective for all entities for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual periods. The amendments in this Update should be applied prospectively to purchased financial assets that were are acquired on or after the initial application date. Early adoption is permitted in an interim or annual reporting period in which financial statements have not yet been issued or made available for issuance. The Company is currently evaluating the provisions of this Update and is planning to early adopt this Update in 2026.
In September 2025, the FASB issued ASU No. 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40), which provides targeted improvements to the accounting for internal-use software. The amendments in this Update modernize and improve the accounting for internal-use software under ASC 350-40 by removing references to prescriptive and sequential software development stages (also referred to as “project stages”) and introduces a "probable-to-complete" recognition threshold. Under this Update, entities may begin capitalizing costs once management has authorized and committed to funding the software project and it is probable the software will be completed and used as intended. This Update also consolidates guidance on website development costs into ASC 350-40. The amendments in this Update are effective for annual periods beginning after December 15, 2027, including interim periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the provisions of this Update and their impact on its consolidated financial statements.
In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires public companies to disclose additional information about certain expenses in the notes to the financial statements. The amendments in this Update are intended to enhance the transparency and usefulness of financial information by requiring entities to break down significant expense categories in the notes to the financial statements in order to address the need for more detailed disclosures about expense categories. The FASB subsequently issued ASU 2025-01 in January 2025, which clarified the effective date of ASU 2024-03. The amendments in ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual periods beginning after December 15, 2027; early adoption is permitted. The Company is currently evaluating the provisions of this Update, but does not expect adoption to have a material impact on its consolidated financial statements.
In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances transparency and decision usefulness of income tax disclosures. The amendments in this Update require additional information to disclose specific categories in the rate reconciliation and reconciling items that meet a quantitative threshold. In addition, the amendments in this Update require entities to disclose the amount of income taxes paid, net of refunds received, on a disaggregated basis. The Company plans to adopt the provisions of this Update on a prospective basis on January 1, 2025. The adoption of this Update is not expected to have a material impact on the Company’s consolidated financial statements.
Key Factors That May Affect Financial Performance
We face a variety of risks that may impact various aspects of our financial performance from time to time. The extent of such impacts may vary depending on factors such as the current business and economic conditions, political and regulatory environment, monetary policy, and operational challenges. Many of these risks and our risk management strategies are described in more detail elsewhere in this Registration Statement.
Interest Rates
Net interest income is the most significant contributor to our net income and is the difference between the interest and fees earned on interest-earning assets and the interest expense incurred in connection with interest-bearing liabilities. Net interest income is primarily a function of the average balances and yields of these interest-earning assets and interest-bearing liabilities. These factors are influenced by internal considerations such as product mix and risk appetite as well as external influences such as economic conditions, competition for loans and deposits, and market interest rates.
The cost of our deposits and short-term borrowings is primarily based on short-term interest rates, which are largely driven by the Federal Reserve’s actions and market competition. The yields generated by our loans and securities are typically affected by short-term and long-term interest rates, which are driven by market competition and market rates often impacted by the Federal Reserve’s actions. The level of net interest income is influenced by movements in such interest rates and the pace at which such movements occur.
Results of Operations
Non-GAAP Financial Measures
Some of the financial measures discussed herein are non-GAAP financial measures. In accordance with SEC rules, we classify a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with GAAP in our consolidated statements of income, balance sheets, statements of shareholders’ equity, or statements of cash flows.
Taxable equivalent net interest income is derived by adding the tax-equivalent benefit from tax-exempt interest-earning loans and tax-exempt investment securities to total interest income and then subtracting total interest expense. The tax-equivalent benefit is derived using the federal statutory income tax rate of 21%. Taxable equivalent net interest margin is derived by dividing taxable equivalent net interest income by total interest-earnings assets for the relevant period. Management considers the use of these measures to be beneficial as they allow for comparability of yields on taxable and tax exempt assets. We believe disclosure of these measures is also consistent with standard practice within the banking industry.

Return on average tangible equity is derived by adding to net income amortization of core deposit intangibles (less the related tax effect), and then dividing the resulting amount by average tangible equity for the period. Average tangible equity is determined by subtracting from average total shareholders’ equity the average balance of intangible assets during the period, which were core deposit intangible assets and goodwill. We believe that disclosure of return on average tangible equity is beneficial as it provides an understanding of the operating results of our core business.
These are non-GAAP financial measures that we believe provide useful information to management and investors that is supplementary to our financial condition, results of operations, and cash flows computed in accordance with GAAP. However, our non-GAAP financial measures have a number of limitations. As such, you should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other banking companies use. Other banking companies may use names similar to those we use for the non-GAAP financial measures we disclose, but may calculate them differently. You should understand how we and other companies each calculate non-GAAP financial measures when making comparisons.

	Years Ended December 31,
	2025	2024	2023
Taxable equivalent net interest income:

GAAP interest income on loans		$111,315	$88,759
Add: tax benefit on tax exempt loans		95	119
Taxable equivalent interest income on loans		111,410	88,878

GAAP interest income on investment securities		6,304	4,435
Add: tax benefit on tax exempt securities		182	53
Taxable equivalent interest income on investment securities		6,486	4,488

GAAP interest income on interest-earning due from banks and federal funds sold		2,018	1,209

Total taxable equivalent interest income from interest-earning assets		119,914	94,575

Interest expense		24,509	12,149

Taxable equivalent net interest income		$95,405	$82,426

Average interest-earning assets		$1,875,967	$1,665,099

Taxable equivalent net interest margin		5.09%	4.95%

Total GAAP interest income from interest-earning assets		$119,637	$94,403

GAAP net interest income		$95,128	$82,254

GAAP net interest margin		5.07%	4.94%

Return on average tangible equity:
GAAP net income	$29,579	$35,150

Add: amortization of core deposit intangibles	1,320	363
Less: tax effect of amortization of core deposit intangibles	(390)	(107)
After tax amortization of core deposit intangibles	930	256

Net income plus after tax amortization of core deposit intangibles	$30,509	$35,406

Average equity	$266,280	$211,774
Less: average goodwill	(29,354)	(25,762)
Less: average core deposit intangible asset	(8,394)	(1,864)
Average tangible equity	$228,532	$184,148

Return on average tangible equity	13.35%	19.23%

GAAP return on average equity	11.11%	16.60%
Net Interest Margin for Years Ended December 31, 2025, 2024 and 2023
Net interest margin was ____% for the year ended December 31, 2025, compared to 5.07% for the year ended December 31, 2024. The taxable equivalent net interest margin, a non-GAAP financial measure, was __% for the year ended December 31, 2025, compared to 5.09% for the year ended December 31, 2024. See the section titled Non-GAAP Financial Measures for a reconciliation of taxable equivalent net interest margin, a non-GAAP financial measure, to net interest margin, the most directly comparable GAAP financial measure.
Earning asset yields during 2025 were ___% compared to 6.38% during 2024. Yields on investment securities and loans for the year ended December 31, 2025, were ___% and ___%, respectively, compared to 7.18% and 2.25% for the year ended December 31, 2024. Taxable equivalent earning asset yields were __% and 6.39% for the years ended December 31, 2025 and 2024, respectively. For the year ended December 31, 2025, the taxable equivalent yield on the investment securities was _____% compared to 2.32% for the year ended December 31, 2024. The taxable equivalent yield on loans was _____% for the year ended December 31, 2025 compared to 7.18% for the year ended December 31, 2024.
The rate paid on interest-bearing liabilities was _____% during the year ended December 31, 2025 from 2.40% during the year ended December 31, 2024. The cost of funds for the year ended December 31, 2025 was ____% compared to 1.45% for the year ended December 31, 2024.
Net interest margin was 5.07% for the year ended December 31, 2024, compared to 4.94% for the year ended December 31, 2023. The taxable equivalent net interest margin was 5.09% for the year ended December 31, 2024, compared to 4.95% for the year ended December 31, 2023. The increase in both the net interest margin and taxable equivalent net interest margin was primarily a result of increased loan yields in connection with the post-merger accretion of purchase discount of $3.8 million on the acquired loans from 1st Capital Bancorp. See the section titled Non-GAAP Financial Measures for a reconciliation of taxable equivalent net interest margin, a non-GAAP financial measures, to net interest margin, the most directly comparable GAAP financial measure.
Net interest margin in derived by dividing net interest income by total average earning assets for the period. Taxable equivalent net interest margin, as presented in the table below, is calculated by dividing taxable equivalent net interest income by total average earning assets for the period. Fluctuations in market interest rates, as well as changes in the volume and composition of interest-earning assets and interest-bearing liabilities, may materially affect both net interest income and net interest margin. Management actively monitors these measures and seeks to optimize net interest income while maintaining an acceptable level of interest rate risk through established asset and liability management policies. Interest rate risk is managed by evaluating the pricing, maturity, and repricing characteristics of all classes of interest-earning assets and interest-bearing liabilities. See the section titled Non-GAAP Financial Measures for a reconciliation of taxable-equivalent net interest margin, a non-GAAP financial measures, to net interest margin, the most directly comparable GAAP financial measure.

The following table sets forth the major components of taxable-equivalent net interest income, which is a non-GAAP measure, and the related yields and rates for the years ended December 31, 2025, 2024, and 2023. Interest income for investment securities and loans has been presented on a taxable-equivalent basis. GAAP interest income and the associated GAAP yield for these components is also provided in footnote (2) of the table below. Please also see Non-GAAP Financial Measures for additional information (dollars in thousands):

	Years Ended December 31,
	2025			2024			2023
	Average Outstanding Balance	Interest Income/Expense	Rate Earned/Paid	Average Outstanding Balance	Interest Income/Expense	Rate Earned/Paid	Average Outstanding Balance	Interest Income/Expense	Rate Earned/Paid
Assets:
Interest-earning due from banks and federal funds sold				$45,809	$2,018	4.40%	$35,820	$1,209	3.38%
Investment securities (1)(2)				279,557	6,486	2.32%	295,373	4,488	1.52%
Loans (1) (2) (3)				1,550,601	111,410	7.18%	1,333,906	88,878	6.66%
Total interest-earning assets (2)				1,875,967	119,914	6.39%	1,665,099	94,575	5.68%
Non-interest-earning assets				100,139			79,079
Total assets				$1,976,106			$1,744,178

Liabilities:
Interest-bearing demand deposits				$240,999	2,117	0.88%	$214,999	772	0.36%
Money market deposits				465,003	13,703	2.95%	378,884	5,980	1.58%
Savings deposits				116,491	743	0.64%	117,199	340	0.29%
Time deposits				148,789	5,185	3.48%	136,062	3,364	2.47%
Brokered deposits				44,961	2,394	5.32%	20,210	1,050	5.20%
Short-term borrowings				2,210	130	5.87%	12,591	643	5.11%
Subordinated debt				2,904	237	8.16%	—	—	—%
Total interest-bearing liabilities				1,021,357	24,509	2.40%	879,945	12,149	1.38%
Non-interest-bearing deposits				669,753			633,504
Other non-interest-bearing liabilities				18,716			18,955
Total liabilities				1,709,826			1,532,404

Equity				266,280			211,774

Total liabilities and equity				$1,976,106			$1,744,178

Taxable equivalent net interest income and margin (1)					$95,405	5.09%		$82,426	4.95%
GAAP net interest income and margin					$95,128	5.07%		$82,254	4.94%
Cost of funds						1.45%			0.80%
__________________
(1)Interest income on investment securities, interest income on loans, net interest income and net interest margin are presented here on a taxable equivalent basis, using the statutory federal income tax rate of 21%, and are non-GAAP financial measures. Please see “Non-GAAP Financial Measures” for more information.
(2)GAAP interest income on investment securities totaled $___, $6.3 million and $4.4 million for the years ended December 31, 2025, 2024, and 2023, respectively. GAAP yield on investment securities was __%, 2.25%, and 1.50% for the years ended December 31, 2025, 2024, and 2023, respectively. GAAP interest income on loans totaled $___, $111.3 million, and $88.8 million for the years ended December 31, 2025, 2024 and 2023, respectively. For the years ended December 31, 2025, 2024, and 2023, GAAP yield on loans was ___%, 7.18%, and 6.65%, respectively. Total GAAP interest income was $___ million, $119.6 million, and $94.4 million with a resulting earning asset yield of ___%, 6.38%, and 5.67% for the years ended December 31, 2025, 2024, and 2023, respectively.
(3)Average balances on loans outstanding include loans held for sale and nonaccrual loans and include unamortized net deferred loan fees/costs and unaccreted purchase discount on acquired loans. The amortization of net loan origination fees and accretion of purchase discount on acquired loans are included in interest income on loans.

Rate/Volume Analysis
The following table presents the dollar change in interest earned and interest paid for each major category of interest-earning assets and interest-bearing liabilities for the periods indicated, along with the amount of such change attributable to variations in average balances (“volume”) and changes in average interest rates.
Volume variances are calculated by multiplying the increase or decrease in average balance by the current period rate. Rate variances are determined by multiplying the increase or decrease in rate by the prior period average balance. Variances attributable to both rate and volume changes are computed by multiplying the change in rate by the change in average balance and are allocated to the volume variance. See the table below (in thousands) for details.

	2025 vs. 2024			2024 vs. 2023
	Increase (Decrease) Due to Change in:			Increase (Decrease) Due to Change in:
	Net Change	Yield/Rate	Volume	Net Change	Yield/Rate	Volume
Interest-earning due from banks and federal funds sold				$809	$369	$440
Investment securities (1)				1,998	2,365	(367)
Loans (1)				22,532	6,963	15,569
Change in taxable equivalent interest income				25,339	9,697	15,642

Interest-bearing demand deposits				1,345	1,117	228
Money market deposits				7,723	5,185	2,538
Savings deposits				403	408	(5)
Time certificates of deposits				1,821	1,378	443
Brokered deposits				1,344	26	1,318
Short-term borrowings				(513)	96	(609)
Subordinated debt				237	—	237
Change in interest expense				12,360	8,210	4,150

Change in taxable equivalent net interest income				$12,979	$1,487	$11,492
__________________
(1)Yields and interest income on tax-exempt securities and loans have been computed on a taxable-equivalent basis.
Results of Operations for Years Ended December 31, 2025 and 2024
Net Income
Consolidated net income for the year ended December 31, 2025, was $__, or $__ per diluted share, compared to $29.6 million, or $3.28 per diluted share earned during the year ended December 31, 2024.
Net Interest Income
Net interest income totaled $__ for the year ended December 31, 2025, compared to $95.1 million for the year ended December 31, 2024. Net interest income on a tax-equivalent basis totaled $_____for the year ended December 31, 2025, compared to $95.4 million for the year ended December 31, 2024. See the section titled Non-GAAP Financial Measures for a reconciliation of net interest income on a tax-equivalent basis, a non-GAAP financial measure, to net interest income, the most directly comparable GAAP financial measure.

Interest Income
Total interest income was $__ for the year ended December 31, 2025 compared to $119.6 million for the year ended December 31, 2024.
Interest Expense
Total interest expense was $__ for the year ended December 31, 2025 compared to $24.5 million for the previous year ended December 31, 2024.
Provision for Credit Losses
The provision for credit losses is based on management’s assessment of the adequacy of our allowance for credit losses. Factors impacting the provision include inherent risk characteristics in our loan portfolio, the level of nonperforming loans and net charge-offs, both current and historic, economic and credit conditions, the direction of the change in collateral values, and the funding probability on unfunded lending commitments. The provision for credit losses is recorded as a charge against current period earnings in order to maintain our allowance for credit losses, which reflects management’s best estimate of current expected credit losses in our loan portfolio at the balance sheet date.
Provision for credit losses, for both funded and unfunded commitments, was $___ for the year ended December 31, 2025 and $1.4 million for the year ended December 31, 2024. Of the $__ 2025 provision expense, $__ is attributed to the funded loan portfolio, $__ is attributed to the unfunded portfolio. Of the $7.0 million in provision expense for 2024, $6.9 million is attributed to the funded loan portfolio and $110 thousand attributed to the unfunded portfolio.
The significant provision for credit losses in 2024 was primarily the result of the Merger with 1st Capital Bancorp, which reflected a $7.7 million in provision for credit loss associated with the acquisition of non-PCD loans.
Noninterest Income
The following table sets forth the various components of our noninterest income for the periods indicated (in thousands):

	Years Ended December 31,		Increase (Decrease) 2025 vs. 2024
	2025	2024	Amount	Percent
Service charges on deposits		$681
Loan servicing fees		568
ATM fee income		883
Earnings on bank-owned life insurance		548
Dividends on non-marketable equity securities		844
(Loss) gain on sale of securities		—
(Loss) gain on sale of other assets		(507)
Other		1,036
Total noninterest income		$4,053
Non-interest income was $___ for the year ended December 31, 2025 compared to $4.1 million for the year ended December 31, 2024.

Noninterest Expense
The following table sets forth the various components of our non-interest expense for the periods indicated (in thousands):

	Years Ended December 31,		Increase (Decrease) 2025 vs. 2024
	2025	2024	Amount	Percent
Salaries and employee benefits		$24,611
Occupancy		2,685
Furniture and equipment		2,688
Marketing, business development and shareholder-related expense		1,035
Data and item processing		2,229
Regulatory assessments, including federal deposit insurance		1,054
Amortization of core deposit intangibles		1,320
Professional fees		1,310
Acquisition-related expense		7,050
Other		6,223
Total noninterest expense		$50,205
Non-interest expense was $___ for the year ended December 31, 2025 compared to $50.2 million for the year ended December 31, 2024.
Income Tax Expense
Provision for income taxes was $___ for the year ended December 31, 2025, compared to $12.4 million for the year ended December 31, 2024. The effective tax rate was ___% and 29.47% for the years ended December 31, 2025 and 2024, respectively. The effective tax rate for each year differs from the 21% federal statutory rate primarily due to the impact of state taxes as well as the mix and amount of various permanent tax differences, including tax-exempt income from municipal securities, loans and bank owned life insurance, tax benefits associated with LIHTC investments, and the exercise of stock options and vesting of other stock-based compensation. For a full reconciliation of our effective tax rates from the statutory tax rates for both years, refer to Note 13 - Income Taxes, of the audited consolidated financial statements included in Item 15. Financial Statements and Exhibits of this Registration Statement.
Results of Operations for Years Ended December 31, 2024 and 2023
Net Income
Net income for the year ended December 31, 2024, was $29.6 million, or $3.28 per diluted share, compared to $35.2 million or $4.17 per diluted share earned during the year ended December 31, 2023. The decrease in net income for 2024 was attributed, in part, to $7.1 million in acquisition related expenses and $7.7 million in Day 1 provision for credit losses on acquired non-PCD loans, both associated with the Merger with 1st Capital Bancorp in the fourth quarter of 2024.
Net Interest Income
Net interest income totaled $95.1 million for the year ended December 31, 2024, compared to $82.3 million for the year ended December 31, 2023. Net interest income on a taxable equivalent basis totaled $95.4 million for the year December 31, 2024, compared to $82.4 million for the year ended December 31, 2023, an increase of $13.0 million, or 15.7%. See the section titled Non-GAAP Financial Measures for a reconciliation of net interest income on a tax-equivalent basis, a non-GAAP financial measure, to net interest income, the most directly comparable GAAP financial measure. The increase in net interest income during the year ended December 31, 2024 was largely the result of an increase in average interest-earning assets, stemming from the Merger. Net interest income for 2024 also benefited from purchase discount accretion associated with loans acquired in the Merger totaling $3.8 million during 2024. For the year ended December 31, 2024, the taxable equivalent yield on the investment securities portfolio was 2.32% compared to 1.52% for the year ended December 31, 2023. The increase was due to reinvestment of portfolio cash flows at higher market yields in addition to one quarter of income on the higher yielding securities portfolio acquired in the merger with 1st Capital Bancorp. The taxable equivalent yield for the year ended December 31, 2024 for the loan portfolio was 7.18% compared to 6.66% for the year ended December 31, 2023. The increase was also due to higher yields on new loan production.
The increase in net interest income in 2024 was partially offset by a $12.4 million increase in interest expense as compared to 2023, primarily due to an increase in average balance of interest-bearing liabilities assumed from the Merger and the rates associated with those interest-bearing liabilities. The rate paid on interest-bearing liabilities increased to 2.40% during the year ended December 31, 2024 from 1.38% during the year ended December 31, 2023. The increase was the result of continued market pressures on deposit pricing in response to market competition, particularly money market accounts, and due to a 100 basis point increase in the federal funds rate during 2023.
Interest Income
Total interest income was $119.6 million for the year ended December 31, 2024 compared to $94.4 million for the year ended December 31, 2023, an increase of $25.2 million, or 26.7%. The increase in interest income during 2024 was primarily due to increase in average interest-earning assets stemming from the Merger, as previously discussed, as well as higher yields on loans and investment securities. Loan yields benefited from new loan pricing, higher market interest rates, as well as $3.8 million in purchase discount accretion associated with loans acquired from 1st Capital Bancorp. While the average balance of investments was lower during the year ended December 31, 2024 compared to the year ended December 31, 2023, the impact of increased yields more than offset the impact that a decline in average balances had on interest income. Higher yields on the investment portfolio was the result of maturities and paydowns on lower-yielding securities, as well as higher yielding additions to the portfolio including securities acquired in the Merger. Please also refer to Rate/Volume Analysis table included in the section Net Interest Margin for Years Ended December 31, 2025, 2024 and 2023 above for further details.
Interest Expense
Total interest expense was $24.5 million for the year ended December 31, 2024 compared to $12.1 million for the year ended December 31, 2023, an increase of $12.4 million. The increase was due to higher volume and the shift in the mix of interest-bearing liabilities throughout 2024, including higher balances of money market, time deposit and brokered deposits. This, in conjunction with continued upward pressure on deposit pricing, contributed to the increase in interest expense during 2024. Further, average interest-bearing liabilities increased during 2024 due to the Merger, which, as of the acquisition date, added approximately $501.4 million in interest-bearing deposits and $12.4 million in subordinated debt. This contributed to the increase in interest expense during 2024.
Provision for Credit Losses
The provision for credit losses, for both funded and unfunded commitments, was $7.0 million for the year ended December 31, 2024, compared to a provision for credit losses of $1.4 million for the year ended December 31, 2023. Of the $7.0 million in provision expense for the year ended December 31, 2024, $6.9 million is attributed to the funded loan portfolio and $110 thousand attributed to the unfunded portfolio. Of the $1.4 million in provision expense for 2023, $554 thousand is attributed to the funded loan portfolio and $859 thousand is attributed to the unfunded portfolio.
As previously discussed, the provision for the year ended December 31, 2024 was the result of the Merger, which added $7.7 million in provision and is associated with the initial recognition of credit losses on non-PCD loans acquired in the Merger.
The provision for the year ended December 31, 2023 was primarily driven by loan growth and an increase in unfunded loan commitments. On January 1, 2023, we adopted ASC 326 - Financial Instruments - Credit Losses, resulting in a $4.1 million increase in the ACL, which, in accordance with ASC 326, was recorded as a cumulative effect adjustment to retained earnings.
Noninterest Income
The following table sets forth the various components of our non-interest income for the periods indicated (in thousands):

	Years Ended December 31,		Increase (Decrease) 2024 vs. 2023
	2024	2023	Amount	Percent
Service charges on deposits	$681	$471	$210	44.6%
Loan servicing fees	568	728	(160)	(22.0)%
ATM fee income	883	885	(2)	(0.2)%
Earnings on bank-owned life insurance	548	454	94	20.7%
Dividends on non-marketable equity securities	844	510	334	65.5%
(Loss) gain on sale of assets	(507)	220	(727)	(330.5)%
Other	1,036	814	222	27.3%
Total noninterest income	$4,053	$4,082	$(29)	(0.7)%
Total noninterest income decreased by $29 thousand, or 0.7%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. The slight decrease in noninterest income was primarily due to a loss on sale of a Monterey branch building as a result of branch consolidation post-Merger and a decrease in loan servicing fees resulting from a decrease in the volume of loans serviced for others. These were partially offset by higher amount of dividends on FHLB stock, included in dividends on non-marketable equity securities, and service charges on deposits during the year ended December 31, 2024.
Noninterest Expense
The following table sets forth the various components of our noninterest expense for the periods indicated (in thousands):

	Years Ended December 31,		Increase (Decrease) 2024 vs. 2023
	2024	2023	Amount	Percent
Salaries and employee benefits	$24,611	$19,699	$4,912	24.9%
Occupancy	2,685	2,347	338	14.4%
Furniture and equipment	2,688	2,291	397	17.3%
Marketing, business development and shareholder-related expense	1,035	834	201	24.1%
Data and item processing	2,229	1,939	290	15.0%
Regulatory assessments, including federal deposit insurance	1,054	958	96	10.0%
Amortization of core deposit intangibles	1,320	363	957	263.6%
Professional fees	1,310	1,259	51	4.1%
Acquisition-related expense	7,050	—	7,050	N/A
Other	6,223	5,463	760	13.9%
Total noninterest expense	$50,205	$35,153	$15,052	42.8%
Total noninterest expense increased by $15.1 million, or 42.8%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. The increase was primarily the result of a $4.9 million increase in salaries and employee benefits, acquisition-related expenses of $7.1 million, and an increase in amortization of core deposit intangibles of $957 thousand associated with core deposit intangible assets acquired in the Merger. The increase in salaries and employee benefits was primarily the result of the Merger and increased personnel retained from the 1st Capital Bank, as well as additional costs associated with our expansion of the Silicon Valley team, and annual merit increases.
Income Tax Expense
Income tax expense was $12.4 million for the year ending in December 31, 2024, a decrease of $2.3 million from income tax expense for the year ended December 31, 2023. For the years ended December 31, 2024 and 2023, our effective tax rates were 29.47% and 29.37%, respectively. The decrease in the income tax provision for 2024 was primarily due to lower income before income taxes, stemming from one-time acquisition-related expenses, as well the initial recognition of credit losses associated with non-PCD loans acquired in the Merger. The increase in effective tax rate from the year ended December 31, 2023 to the year ended December 31, 2024 was primarily due to the non-deductible acquisition related expenses incurred in 2024, partially offset by the effect of higher income on tax-exempt municipal investments acquired in the Merger.
Analysis of Financial Condition for Years Ended December 31, 2025 and 2024
The following discussion compares our financial condition as of December 31, 2025 to our financial condition as of December 31, 2024. The below table summarizes selected components of our consolidated balance sheet as of December 31, 2025 and December 31, 2024 (in thousands):

	December 31, 2025	December 31, 2024
Total assets		$2,680,428
Cash and cash equivalents and interest-bearing deposits in other financial institutions		$85,007
Total investments available-for-sale		$400,473
Total investments held-to-maturity		$7,273
Loans held-for-investments		$2,045,215
Total deposits		$2,310,483
Subordinated notes, net		$11,608
Total shareholders’ equity		$332,981
Total Assets
At December 31, 2025, total assets were $___, compared to $2.7 billion at December 31, 2024.
Cash and Cash Equivalents and Interest-bearing Deposits in Other Financial Institutions
Total cash and cash equivalents and interest-bearing deposits in other financial institutions were $___ at December 31, 2025, a ___ from $85.0 million at December 31, 2024.
Investment Securities
Our investment policy is reviewed annually by the Board. Under applicable federal law, the Company is permitted to invest in a variety of liquid assets consistent with regulatory guidelines and internal risk management objectives. Our investment strategy aims to maximize earnings while maintaining liquidity in securities with minimal credit risk and interest rate risk that is reflective of the yields obtained on those securities. Securities within the investment portfolio are classified as either AFS or HTM, in accordance with applicable accounting standards.
The Company’s investment portfolio serves as a key source of liquidity, as these securities may be pledged to secure borrowings or liquidated to generate cash proceeds. In addition, the portfolio plays an important role in managing interest rate risk, given that the maturity structure and rate characteristics of these assets can be adjusted in response to changes in loan and deposit composition.
The portfolio mix, shown in detail in the tables below, is diversified and includes securities issued by the U.S. government and its agencies, state and local municipalities, as well as smaller allocations to securities from private issuers. During the year ended December 31, 2025, the overall value of the portfolio increased, driven by significant purchases of AFS mortgage-backed securities and a notable decline in intermediate-term interest rates (5–10 years), which positively impacted the fair value of the AFS portfolio.
As of December 31, 2025, we had $___ in investment securities classified as HTM and $___ in investment securities classified as AFS, compared to $7.3 million classified as HTM and $400.5 million as AFS, as of December 31, 2024. Net unrealized loss on AFS securities totaled $___ at December 31, 2025, compared to $18.8 million at December 31, 2024.
The following table reflects the amortized cost and fair values for the total portfolio for each category of investment for 2025 and 2024 (in thousands):

	December 31, 2025		December 31, 2024
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available-for-sale:
U.S. Treasury bonds			$133,386	$126,046
U.S. government-sponsored agencies			7,211	6,805
SBA-backed securities			9,273	9,129
Government-guaranteed mortgage-backed securities			80,961	77,067
Government-guaranteed collateralized mortgage obligations			59,073	56,285
Private label collateralized mortgage obligations			9,575	9,221
Obligations of state and political subdivision			99,286	95,665
Asset-backed securities			2,390	2,370
Corporate bonds			18,082	17,885
Total available-for-sale:			$419,237	$400,473

Held-to-maturity:
Government-guaranteed mortgage-backed securities			$147	$141
Government-guaranteed collateralized mortgage obligations			482	469
Obligations of state and political subdivision			6,644	6,195
Total held-to-maturity:			$7,273	$6,805
The amortized cost and estimated fair value of debt securities at December 31, 2025, are shown below by contractual maturity except for mortgage backed securities, collateralized mortgage obligations, and asset backed securities not due at a single maturity date; these securities were allocated into the respective maturity categories based on the expected average life. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties. The expected average life considers principal reductions and prepayments. The average yield below is the weighted average yield based on the amortized cost of the individual underlying securities.

	Within 1 Year		1-5 Years		5-10 Years		After 10 Years		Total
December 31, 2025	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Fair Value	Average Yield
Available-for-sale:
U.S. Treasury bonds
U.S. government-sponsored agencies
SBA-backed securities
Government-guaranteed mortgage-backed securities
Government-guaranteed collateralized mortgage obligations
Private label collateralized mortgage obligations
Obligations of state and political subdivision (1)
Asset-backed securities
Corporate bonds
Total available-for-sale:

Held-to-maturity:
Government-guaranteed mortgage-backed securities
Government-guaranteed collateralized mortgage obligations
Obligations of state and political subdivision (1)
Total held-to-maturity:
__________________
(1)Tax benefit adjustment is added to tax-exempt investment to derive the taxable-equivalent yield using the federal statutory tax rate of 21%.
Loan Portfolio
Our loan portfolio consists primarily of commercial real estate loans but we offer a variety of products to meet the credit needs of our borrowers. The risks associated with lending activities differ among loan classes and are subject to the impact of changes in interest rates, market conditions of collateral securing the loans and general economic conditions. Any of these factors may adversely impact a borrower’s ability to repay loans and also impact the associated collateral. Additional discussion on the classes of loans the Company makes and related risks is included in Note 1 — Description of Business and Summary of Significant Accounting Policies and Note 3 — Loans Receivable and Allowance for Credit Losses in notes to consolidated financial statements, included in Item 15. Financial Statements and Exhibits of this Registration Statement.

The following table sets forth the composition of our loan portfolio as well as the weighted average interest as of the dates indicated (in thousands):

	December 31, 2025			December 31, 2024
	Amount	% of Total	Weighted Average Interest Rate	Amount	% of Total	Weighted Average Interest Rate
Commercial and industrial				$299,099	14.63%	7.31%
Commercial real estate				1,333,644	65.21%	5.61%
Land and construction				191,048	9.34%	8.86%
SBA, B&I and FSA				185,739	9.08%	9.30%
Consumer and other				35,685	1.74%	8.77%
Total loans held-for-investment				2,045,215	100.00%	6.55%
Allowance for credit losses on loans				(31,622)
Total net loans				$2,013,593
Loans held-for-investment at December 31, 2025 were _____ compared to $2.04 billion at December 31, 2024.
Commercial and industrial loans were $___ at December 31, 2025 compared to $299.1 million at December 31, 2024.
Commercial real estate loans totaled $____ at December 31, 2025 compared to $1.3 billion at December 31, 2024.
The following table reflects the components of commercial real estate loans outstanding in each category at the date indicated (dollars in thousands):

	December 31, 2025		December 31, 2024
Commercial Real Estate Loans	Amount	% Total CRE Loans	Amount	% Total CRE Loans
Hotel			$238,004	17.8%
Retail			159,449	11.9%
Office			131,940	9.9%
Multifamily			223,817	16.8%
Industrial			185,308	13.9%
Mixed-use			82,088	6.2%
Agriculture			35,703	2.7%
Other residential (1-4 family)			71,831	5.4%
Other commercial and special use			205,504	15.4%
Total commercial real estate loans			$1,333,644	100.0%
Land and construction loans at December 31, 2025 were $____ compared to $185.7 million at December 31, 2024.
SBA, B&I, FSA loans at December 31, 2025 were $____ compared to $185.7 million at December 31, 2024.
Consumer and other loans at December 31, 2025 were $____ compared to $35.7 million at December 31, 2024.

The following table reflects the geographic distribution of loans, based on use of funds, as of December 31, 2025 (dollars in thousands):

	Total Loans		Commercial Real Estate
	Amount	% Total Loans	Amount	% Total CRE Loans
Santa Cruz County
Monterey County
Santa Clara County
San Luis Obispo County
Other California
Out of State
Total
The following table shows the maturity distribution for total loans held-for-investment as of December 31, 2025. The maturity distribution is grouped by remaining scheduled principal payments that are due in the following periods. The principal balance of loans are indicated by both fixed and floating rate categories in the table below as of December 31, 2025 (in thousands):

	Within One Year		One Year to Five Years		Five Years to 15 Years		After 15 Years		Total
	Fixed Rates	Adjustable Rates	Fixed Rates	Adjustable Rates	Fixed Rates	Adjustable Rates	Fixed Rates	Adjustable Rates
Loans:
Commercial and industrial
Commercial real estate
Land and construction
SBA, B&I and FSA
Consumer and other
Total gross loans held-for-investment
Asset Quality
Nonaccrual loans of $___ accounted for ___% of loans held-for-investment at December 31, 2025, compared to $618 thousand, or 0.03%, of loans held-for-investment at December 31, 2024. Nonaccrual loans at December 31, 2025, are comprised of ____ Accruing loans past due 30-89 days totaling $__ at December 31, 2025 _____.
The Company’s nonperforming assets, which includes nonperforming loans consisting of nonaccrual loans, loans that are more than 90 days past due, and other real estate owned, as of December 31, 2025, 2024, and 2023 totaled $__, $618 thousand, and $9.5 million respectively.
The following table summarizes the Company’s nonperforming assets as of December 31, 2025, 2024 and 2023 (in thousands):

	2025	2024	2023
Nonaccrual loans		$618	$6,526
90 days past due and still accruing		—	2,999
Total nonperforming loans		618	9,525

Other real estate owned		—	—

Total nonperforming assets		$618	$9,525

Allowance for Credit Losses
Refer to the discussion in the Critical Accounting Estimates section above for management’s approach to estimating the allowance for credit losses.
Gross charged-off loans were $___, $56 thousand, and $2.2 million for the years ended December 31, 2025, 2024, and 2023, respectively. The elevated charge-offs in 2023 were related to two commercial loans of $1 million and $1.2 million, one of which experienced a partial recovery in 2025. Gross recoveries totaled $___, $0, and $4 thousand for the years ended December 31, 2025, 2024, and 2023.
The allowance for credit loss as a percentage of loans held-for-investment, net deferred fees and costs was ___%, and 1.55% as of December 31, 2025, and 2024, respectively.
The Bank recorded a provision to the allowance for credit losses on the funded portfolio of $___ million, $6.9 million and $554 thousand for the years ended December 31, 2025, 2024, and 2023, respectively. The provision recorded for for the year ended December 31, 2025 was the result of _____. The provision recorded for the year ended December 31, 2024 mainly reflected the provision on the acquisition of non-Purchased Credit Deteriorated (non-“PCD”) loans in the Merger and excludes the $806 thousand in additional allowance associated with the PCD loans. The $554 thousand provision recorded for in the year ended December 31, 2023 excludes the $4.1 million in additional ACL attributed to the adoption ASC 326 - Financial Instruments - Credit Losses on January 1, 2023.
The following table summarizes the changes in the Company’s allowance for credit losses on loans for the years indicated (dollars in thousands):

	2025	2024	2023
Loans held-for-investment outstanding at end of period		$2,045,215	$1,377,597

Balance of allowance at beginning of year		23,943	21,444
Loans charged-off
Commercial and industrial		(44)	(2,171)
Commercial real estate loans		—	—
Land and construction			—
SBA, B&I, FSA loans		(11)	—
Consumer and other loans		(1)	—
Total loans charged-off		(56)	(2,171)
Recoveries of loans charged-off
Commercial and industrial		—	4
Commercial real estate loans		—	—
Land and construction		—	—
SBA, B&I, FSA loans		—	—
Consumer and other loans		—	—
Total recoveries of loans charged-off		—	4
Net loan charge-offs (recoveries)		(56)	(2,167)
Provision for credit losses on loans		6,929	554
Impact of adoption of ASC 326 on January 1, 2023		—	4,112
Initial allowance for acquired PCD loans		806	—
Ending allowance		$31,622	$23,943
Average gross loans outstanding during the period		$1,550,601	$1,333,906
Allowance for credit losses to loans held-for-investment(1)		1.55%	1.74%

Net charge-offs to average outstanding loans during the period(2)	0.01%	0.16%
Allowance for credit losses as a percentage of nonperforming loans(3)	5116.8%	251.4%
__________________
(1)Calculated by dividing the allowance for credit losses at the end of the period by total loans held-for-investment, net of deferred fees and costs at the end of the period.
(2)Calculated by dividing total net loan charge-offs (recoveries) during the period by average gross loans outstanding during the period.
(3)The allowance for credit losses as a percentage of nonperforming loans ratio is calculated by dividing the allowance for credit losses at the end of the period by total nonperforming loans at the end of the period.
The following table summarizes the allowance for credit losses by loan group with a comparison of the percentage composition in relation to total allowance for credit losses and total loans as of December 31, 2025 and December 31, 2024 (dollars in thousands):

December 31, 2025
	Allowance for Credit Losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans
Commercial and industrial
Commercial real estate loans
Land and construction
SBA, B&I, FSA loans
Consumer and other loans
Unallocated
Total

	December 31, 2024
	Allowance for Credit Losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans
Commercial and industrial	$5,540	17.52%	14.63%
Commercial real estate loans	15,686	49.60%	65.21%
Land and construction	9,108	28.80%	9.34%
SBA, B&I, FSA loans	839	2.65%	9.08%
Consumer and other loans	460	1.46%	1.74%
Unallocated	(11)	(0.03)%	—
Total	$31,622	100.00%	100.00%
Purchased Credit Deteriorated Loans
The Company has acquired loans though bank acquisitions that were deemed to have more-than-insignificant deterioration in credit quality since their origination. Such loans are classified as purchased credit deteriorated loans. Acquired loans classified as PCD are recorded at an initial amortized cost, which is comprised of the purchase price of the loans (or initial fair value) and the initial ACL determined for the loans, which is added to the purchase price, as well as any resulting discount or premium related to factors other than credit. Subsequent to acquisition, the ACL for PCD loans is measured in accordance with the Company’s ACL methodology.

The table below presents PCD loans as of December 31, 2025 and 2024 (dollars in thousands):

	December 31,
	2025	2024
Total purchase credit deteriorated loans		$27,451
As of December 31, 2025 and 2024, the ACL for PCD loans was $____ and $374 thousand, respectively.
Allowance for Credit Losses - Unfunded Loan Commitments
The allowance for credit losses on unfunded commitments as a percentage of total unfunded commitments was ___%, and 0.35% at December 31 2025, and 2024, respectively. The Bank recorded a provision to the allowance for credit losses on the unfunded portfolio of $___, $110 thousand and $859 thousand for the years ended December 31, 2025, 2024, and 2023, respectively.
The following table summarizes the changes in the allowance for unfunded commitments for the years ended December 31, 2025, 2024 and 2023 (dollars in thousands):

	December 31,
	2025	2024	2023
Beginning balance		1,783	403
Adoption of ASC 326 on January 1, 2023 (1)		—	521
Reserve for unfunded commitments on acquired loans		290	—
Provision for credit losses on on unfunded commitments		110	859
Ending balance		2,183	1,783
_________________
(1)The incremental ACL for unfunded commitments resulting from the Company’s adoption of ASC 326 was recorded as a cumulative effect adjustment to retained earnings as of January 1, 2023.
Deposits
Deposits are the primary source of funding for our lending and investing needs. Deposits were $___ at December 31, 2025. Total uninsured deposits, excluding fully collateralized government agency deposits, represented approximately __% and 48.0% of total deposits as of December 31, 2025 and December 31, 2024, respectively. The ten largest deposit relationships, excluding fully collateralized government agency deposits, represent approximately __% of total deposits as of December 31, 2025, compared to 12.8% at December 31, 2024. We continue to seek deposit growth in both interest-bearing and non-interest-bearing deposits consistent with our relationship-based strategy.
The following table sets forth the average balances of deposits and the average interest rates paid for the years indicated (dollars in thousands):

	December 31, 2025		December 31, 2024
	Average Balance	Average Rate	Average Balance	Average Rate
Demand, non-interest-bearing			$669,753	—%
Demand, interest-bearing			240,999	0.88%
Money market			465,003	2.95%
Savings			116,491	0.64%
Time deposits			148,789	3.48%
Total relationship deposits			1,641,035	1.33%
Brokered deposits			44,961	5.32%
Total deposits			$1,685,996	1.43%

From time to time, management may utilize brokered deposits, taking into consideration the alternative wholesale funding sources and their rates, cash flow projections and growth initiatives. Brokered deposit averaged $___, $45.0 million, and $20.2 million in 2025, 2024, and 2023 respectively.
We had $__ in deposits that exceed the FDIC insurance limit of $250,000, net of fully collateralized deposits of $__ , and $1.1 billion, net of fully collateralized deposits of $83.1 million at December 31, 2025 and 2024, respectively. We didn’t have material deposit concentration risk to any significant market, industry or individual at December 31, 2025.
The following table sets forth maturity ranges of certificates of deposit as of December 31, 2025 that exceed the FDIC insurance limit (in thousands):

December 31, 2025
Due within 3 months or less
Due after 3 months and within 6 months
Due after 6 months and within 12 months
Due after 12 months
Total uninsured, time deposits
Borrowings and Subordinated Debentures
As of December 31, 2025 and 2024, our available borrowing capacity included $___ and $645.7 million, respectively, in a line of credit secured by eligible loans with FHLB. We also had an available line of credit with the FRB totaling approximately $___ and $322.3 million secured by certain loans as of December 31, 2025 and 2024, respectively. There were __ FHLB or FRB borrowings outstanding at December 31, 2025 or 2024.
Additionally, we had unsecured lines of credit of $___ and $95.0 million available with correspondent banks as of December 31, 2025 and 2024, respectively for short-term liquidity needs, if necessary. As of December 31, 2025 and 2024, there were __ outstanding borrowings under these lines.
For additional information, see Note 9 - Borrowed Funds, of the consolidated financial statements included in Item 15. Financial Statements and Exhibits of this Registration Statement.
As part of 1st Capital Bancorp acquisition on October 1, 2024, we assumed subordinated debentures issued in June 2021 with $15 million aggregate principal amount due in 2036. We recorded the subordinated debentures at a fair value of $11.5 million at the Merger date. The discount is accreted over the remaining life of the subordinated debentures. We may, at our option, redeem additional debentures at a redemption price equal to 100% of the remaining principal amount plus accrued and unpaid interest on June 30, 2026.
For additional information, see Note 10 - Subordinated Debentures, of the notes to the audited consolidated financial statements included in Item 15. Financial Statements and Exhibits of this Registration Statement.
Shareholders’ Equity
Total shareholders’ equity at December 31, 2025 was $_____, compared to $333.0 million at December 31, 2024.
Liquidity and Capital Resources
Liquidity Management
Our primary sources of funds are the deposit inflows, periodic and maturity payments of principal and interest on loans, investment securities sales, maturities and paydowns, federal funds purchases, FHLB and FRB advances, other borrowings, and cash flow from operations. Our primary uses of funds are withdrawals of deposits (including maturities of certificates of deposit), loan originations, the purchase of investment securities, repayment of borrowings, dividends to common shareholders, share repurchases and operation expenses. As of December 31, 2025, management believes the above-mentioned sources will provide adequate liquidity during the next twelve months for the Bank to meet its operating needs.
Bancorp is a corporation separate and apart from the Bank and, therefore, must provide for its own liquidity, including liquidity required to pay dividends to its shareholders. Bancorp’s main source of cash flow is dividends declared and paid to it by the Bank and its ability to issue debt and raise capital. There are statutory and regulatory limitations that affect the ability of the Bank to pay dividends to Bancorp Company without regulatory approval. See the section titled “Business—Supervision and Regulation” for more information.
Liquidity is our ability to meet current and future cash flow needs including depositors wishing to withdraw funds or borrowers requiring funds to meet their credit needs. Our Board of Directors is ultimately responsible for ensuring policies and procedures are in place that provide for prudent management of assets and liabilities of the Bank and to ensure these policies are effectively implemented. Management establishes liquidity guidelines and reviews our ongoing compliance with the policies approved by the Board of Directors.
The objective of liquidity management is to manage cash flow and liquidity reserves so that they are adequate to fund our operations and to meet obligations and other commitments on a timely basis and at a reasonable cost. We have developed tools to appropriately identify, measure, monitor, and control funding and liquidity risk. These tools include daily, monthly, and quarterly liquidity status reports and risk measures, cash flow projections, stress testing, and a formalized Contingency Funding Plan (“CFP”) for measuring and managing liquidity risk.
We seek to maintain an appropriate level of liquid assets and formal lines of credit with the FHLB, FRB and correspondent banks to ensure a safe and sound operation. Our liquid assets are comprised of unrestricted cash, short-term investments, and unpledged AFS investments securities. Our liquidity position is enhanced by our ability to raise additional funds as needed in the wholesale markets.
As of December 31, 2025, total on‑balance‑sheet liquidity was ___, and total external contingent liquidity capacity was $___, resulting in total available liquidity sources of $___.
A use of liquidity for the Company is shareholder dividends. Bancorp paid dividends to its shareholders totaling $____ and $6.2 million during the years ended December 31, 2025 and 2024, respectively. We expect to continue our current practice of paying quarterly cash dividends with respect to our common stock, subject to the Board of Director’s discretion to modify or terminate this practice at any time and for any reason without prior notice. We believe our quarterly dividend rate per share, as approved by our Board of Directors, enables us to balance our multiple objectives of managing our business and returning a portion of our earnings to our shareholders.
The following table details the components of our net available liquidity sources, including liquid assets and total available borrowing capacity as of December 31, 2025 and 2024 (in thousands):

	As of
	December 31, 2025	December 31, 2024
Cash and cash equivalents and interest-bearing deposits in other financial institutions		$85,007
Unencumbered AFS securities		302,386
Total on-balance-sheet liquidity		387,393

Line of credit from the Federal Home Loan Bank of San Francisco - collateralized		645,716
Line of credit from Federal Reserve Bank of San Francisco - collateralized		322,258
Lines at correspondent banks - unsecured		95,000
Total external contingency liquidity capacity		1,062,974

Less: overnight borrowings		—
Net available liquidity sources		$1,450,367
Capital Requirements
Bancorp and the Bank are subject to various regulatory capital adequacy requirements administered by banking regulatory agencies. These requirements involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet minimum capital requirements can result in mandatory and discretionary supervisory actions by regulators that could have a direct material effect on the Company’s financial statements. Management believes that as of December 31, 2025 and December 31, 2024, both the Bank and Bancorp met all capital adequacy requirements to which they are subject.
As described in Supervision and Regulation - The Bank - Capital Requirements, the Bank is subject to prompt corrective action regulations. The prompt corrective action framework provides five capital classifications: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” For insured depository institutions that are adequately capitalized (and not well capitalized), regulatory approval is required to accept brokered deposits. Insured depository institutions that become undercapitalized are subject to limitations on capital distributions, as well as asset growth and expansion, and must submit capital restoration plans. At December 31, 2025 and 2024, the Bank was categorized as ____ under this regulatory framework. There are no conditions or events since that notification that management believes have changed the Bank’s category.
The Federal Reserve also sets regulatory capital requirements for bank holding companies. Because Bancorp qualifies under the Federal Reserve’s Small Bank Holding Company Policy Statement, it is generally not subject to consolidated regulatory capital ratio requirements. Instead, the Federal Reserve looks through Bancorp to evaluate capital at the Bank’s level capital ratios. Nevertheless, the following table shows the Bancorp’s capital ratios as if it were subject to separate capital measurements. Actual and required capital amounts and ratios are presented below at December 31, 2025 and 2024 for both the Bank and Bancorp (dollars in thousands):

West Coast Community Bancorp	Actual		Minimum for Capital Adequacy Purposes(1)		To Be Considered Well Capitalized under Bank Holding Company Requirements

As of December 31, 2025	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital to risk weighted assets
Tier 1 capital to risk weighted assets
Common equity tier 1 to risk weighted assets
Tier 1 capital to average total assets (leverage)

As of December 31, 2024
Total capital to risk weighted assets	$317,356	14.00%	$237,953	10.50%	$226,622	10.00%
Tier 1 capital to risk weighted assets	$277,354	12.24%	$192,629	8.50%	$181,298	8.00%
Common equity tier 1 to risk weighted assets	$277,354	12.24%	$158,635	7.00%	$147,304	N/A
Tier 1 capital to average total assets (leverage)	$277,354	10.51%	$105,532	4.00%	$131,916	N/A
__________________
(1)Ratios for all capital adequacy requirements, except for the Tier 1 leverage ratio, include the minimum capital plus the 2.5% capital conservation buffer as required under the Basel III Capital Standards.

West Coast Community Bank	Actual		Minimum for Capital Adequacy Purposes(1)		To Be Considered Well Capitalized under Prompt Corrective Action Provisions

As of December 31, 2025	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital to risk weighted assets
Tier 1 capital to risk weighted assets
Common equity tier 1 to risk weighted assets
Tier 1 capital to average total assets (leverage)

As of December 31, 2024
Total capital to risk weighted assets	$316,993	13.99%	$237,944	10.50%	$226,614	10.00%
Tier 1 capital to risk weighted assets	$288,599	12.74%	$192,622	8.50%	$181,291	8.00%
Common equity tier 1 to risk weighted assets	$288,599	12.74%	$158,630	7.00%	$147,299	N/A
Tier 1 capital to average total assets (leverage)	$288,599	10.94%	$105,519	4.00%	$131,898	N/A
__________________
(1)Ratios for all capital adequacy requirements, except for the Tier 1 leverage ratio, include the minimum capital plus the 2.5% capital conservation buffer as required under the Basel III Capital Standards.

Please also see Note 16— Regulatory Capital Matters of the notes to the audited consolidated financial statements included in Item 15. Financial Statements and Exhibits of this Registration Statement, for additional discussion and analysis regarding the Company and the Bank’s regulatory capital requirements.
Credit Commitments and Contractual Obligations
Our material cash requirements may include funding existing loan commitments, withdrawal/maturity of existing deposits, repayment of borrowings, operating lease payments, and expenditures necessary to maintain current operations..
The Company enters into contractual obligations in the normal course of business as a source of funds for its asset growth and to meet required capital needs. The following table summarizes maturities and principal payments due on our contractual obligations, excluding accrued interest (in thousands):

As of December 31, 2025
	Less than 1 year	More than 1 year	Total
Subordinated debentures
Certificates of deposit
Operating leases
Total contractual cash obligations
The Company also enters into certain off-balance sheet arrangements to meet the financing needs of our customers. These off-balance sheet arrangements include commitments to extend credit, standby letters of credit, overdraft protection and financial guarantees which would impact the Company’s liquidity and capital resources to the extent customers accept and/or use these commitments. We expect to fund these commitments through the repayment of existing loans, principal paydowns of investment securities, and liquid assets. The following table presents a summary of our commitments to extend credit by expiration period (in thousands):

As of December 31, 2025
	Less than 1 year	More than 1 year	Total
Loan commitments to extend credit
Standby letters of credit
Total
Since many commitments to extend credit are expected to expire prior to use, the total commitment amounts do not necessarily represent future cash requirements.
Management believes our available liquidity sources are adequate to meet our credit commitments and contractual obligations over the next twelve months. See Note 9— Borrowed Funds, Note 6— Leases and Note 17— Loan Commitments and Other Related Activities, of the notes to the audited consolidated financial statements included in Item 15. Financial Statements and Exhibits of this Registration Statement for additional information regarding sources of liquidity and contractual commitments and obligations.
Quantitative and Qualitative Disclosures About Market Risk
Market Risk
Market risk represents the potential for loss resulting from adverse changes in the market value or pricing of financial instruments. Our market risk primarily arises from interest rate risk inherent in its lending, investment, deposit-taking, and funding activities. To address this significant component of market risk, management actively monitors and manages interest rate exposure.
Our profitability is sensitive to fluctuations in interest rates. A sudden and material change in interest rates across different points on the yield curve may adversely affect earnings if the rates applicable to assets and liabilities do not adjust at the same pace, magnitude, or on comparable terms. We monitor the impact of interest rate changes on net interest income with the primary objective of minimizing adverse effects on net interest income and capital, while structuring its asset-liability mix to optimize the yield-cost spread. The Asset/Liability Committee (“ALCO”) of the Board of Directors meets at least quarterly to review interest rate risk and related strategies.
Interest Rate Sensitivity
Interest rate risk represents the potential impact on earnings and asset values from changes in market interest rates. This risk arises primarily from timing differences in the repricing of interest-earning assets and interest-bearing liabilities, embedded options such as loan prepayments, and shifts in the yield curve.
We manage interest rate risk through ALCO. Strategies include adjusting the mix and repricing characteristics of the loan and investment portfolios, entering into interest rate hedging contracts, as well as managing the rate and maturity structure of deposit products offered and wholesale funding sources utilized.
Management employs tools such as net interest margin projection reports, and interest rate simulations under various scenarios to monitor exposure and ensure compliance with ALCO limits. The simulation model is based on the maturity and repricing characteristics of our interest rate sensitive assets and liabilities. The model also incorporates various assumptions, which management believes to be reasonable but may have a significant impact on the results. What can deviate from the modeled scenarios include the timing and magnitude of changes in interest rates, the yield curve evolution and shape, the correlation between various interest rate indices, financial instruments’ spread relative to benchmark rates. The modeled results are highly sensitive to deposit mix and deposit beta assumptions, which are derived from a regression analysis of the our historical deposit data.
While actual outcomes cannot be predicted with certainty, these models help assess potential impacts on net interest income and capital. If potential changes to the net equity value and net interest income resulting from hypothetical interest rate changes are not within the limits established by ALCO, we may adjust the asset and liability mix to bring the risk position within the limits or take other remediation actions.
The following tables present the estimated effect of instantaneous parallel shifts of interest rate yield curve on our projected net interest income over the next 12 months, assuming no balance sheet growth. These are not indication of expected interest rate movements.

Change in Interest Rates (in Basis Points)	As of December 31, 2025 Percentage Change in Net Interest Income	As of December 31, 2024 Percentage Change in Net Interest Income
400		(2.32)%
300		(1.76)%
200		(1.23)%
100		(0.76)%
(100)		(4.01)%
(200)		(7.96)%
(300)		(7.52)%
(400)		(9.31)%

Item 3. Properties
Our headquarters are located at 75 River Street, Santa Cruz, California, where we lease 14,395 square feet of space, with such lease expiring in 2033. As of December 31, 2025, the Bank operates full-service branch offices in Aptos, Capitola, Cupertino, Monterey, Salinas, Santa Cruz, Scotts Valley, San Luis Obispo, King City, and Watsonville. As of December 31, 2025, the Bank owns the branch buildings in Salinas and Monterey and leases its remaining facilities, with leases expiring in various periods between 2026 and 2033. In January 2026, we executed a lease for a new branch office in San Jose with an initial lease term through 2036. A majority of the leases provide for the payment of taxes, insurance, maintenance, and certain other operating costs associated with the leased premises in addition to the monthly rental payments. Many of the leases contain escalation clauses and extension provisions that have various renewal options of three to five years each.
We believe all of our existing facilities are adequate for our present and anticipated future use. For each property that we lease, we believe that upon expiration of the lease we will be able to extend the lease on satisfactory terms or relocate to another acceptable location. For additional information regarding properties of the Company and information regarding leases, please see Note 5 - Premises and Equipment and Note 6 - Leases in the consolidated financial statements included in “Item 15. Financial Statements and Exhibits” of this Form 10.

Item 4. Security Ownership of Certain Beneficial Owners and Management
The following table sets forth information regarding the beneficial ownership of Bancorp’s common stock as of [____], 2026:
•each of our named executive officers;
•each of our directors;
•all of our current directors and executive officers as a group; and
•each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our outstanding shares common stock.
We have determined beneficial ownership in accordance with the rules of the SEC, which generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, including options that are currently exercisable or are exercisable within 60 days of [      ], 2026. Unless otherwise indicated, to our knowledge, the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. The information in the table below does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act. The calculations below are based on [        ] shares of Bancorp’s common stock outstanding as of December 31, 2025.
The address for each of the individuals in the table below is c/o West Coast Community Bancorp, 75 River St, Santa Cruz, California, 95060.

Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
5% and Greater Shareholders

Directors
Judith N. Bornstein
John C. Burroughs
Caroline D. Chapin
Kenneth R. Chappell
Wayne S. Doiguchi
Craig A. French
Kurt J. Gollnick
Daniel R. Hightower, M.D.
Alexander B. Potts
Gunlek L. Ruder
Krista Snelling
James L. Weisenstein
Named Executive Officers who are not Directors
Angelo DeBernardo, Jr.
Cecilia Situ

Directors and executive officers as a group (numbering 19)
__________________
*Less than one percent.

Change in Control
Management is not aware of any arrangements which may at a subsequent date result in a change of control of Bancorp.

Item 5. Directors and Executive Officers
Board of Directors
The following table contains certain information about our directors, including their names, ages, and the years in which they began serving as directors (including service on the board of directors of the Bank, prior to the holding company reorganization in 2023). Business biographies are included below. There are no arrangements or understandings between any of the directors and any other person pursuant to which he or she was selected as a director.

Judith N. Bornstein
Independent Director
Ms. Bornstein is an experienced finance executive with more than 20 years in senior leadership roles across private equity, venture debt and specialty finance. Ms. Bornstein is the founder of C Suite Resolutions, a conflict consulting firm and since 2021, has provided mediation, conflict and negotiation coaching, ombuds services and corporate trainings to organizations and individuals. She previously served as chief financial officer and chief compliance officer at WTI, a venture debt firm with more than $6 billion in loans issued from 2019 to 2021, from 2017 to 2019, as chief financial officer at Generate Capital, Inc., a sustainable infrastructure investment company, and from 2000 to 2017 as CFO and CCO at American Infrastructure Funds, a private equity firm focused on master limited partnership-qualifying infrastructure investments. Her background includes extensive work in SEC compliance, complex fund structures, audit oversight and risk management. She also has guided organizations through start-up, turnaround and high growth cycles. Ms. Bornstein serves on the boards of GOLD Comedy, Inc. and Congress of Neutrals. She is a mediation panel member with the San Francisco Bar Association and an arbitration panel member with Financial Industry Regulatory Authority (“FINRA”). Additionally, she teaches mediation at institutions in Northern California. Ms. Bornstein holds an Master of Business Administration degree from Simmons University in Boston and she is a candidate for a Masters in Dispute Resolution at Pepperdine University. She received her certification in mediation from the San Francisco Bar Association. We believe Ms. Bornstein’s experience in management and in the finance industry qualifies her to serve on the Board.

Age: 61
Chairman of Audit Committee
Appointed: 2025

Caroline D. Chapin
Independent Director	Ms. Chapin is a civil engineer and has served as the Executive Vice President and Chief Operating Officer of The Don Chapin Company, Inc., Salinas, California since 2018 to present. In this role, Ms. Chapin oversees all aspects of operations including financial reporting and analysis, operational efficiency and the development and implementation of business strategy. Ms. Chapin has also served as Chief Contract Administrator for public works and private contracts at The Don Chapin Co. since 2018, with responsibility for regulatory compliance and engagement with public agencies. She is also the General Manager of Landset Engineers, Inc., a Civil Engineering Firm based in Salinas, California, since 2005. Ms. Chapin serves on the Board of the Salinas Valley Basin Groundwater Sustainability Agency and as Treasurer of the Don and Barbara Chapin Foundation. She is a graduate of Leadership Salinas Valley and Focus Agriculture, a program of the educational nonprofit organization Agri-Culture. Ms. Chapin has a Bachelor of Science degree in civil engineering from Texas A&M University and is a Professional Civil Engineer. We believe Ms. Chapin’s management experience and public works and private contracts experience qualify her to serve on the Board.
Age: 46
Audit, Governance and Nominating Committees Appointed: 2023

Kenneth R. Chappell
Independent Director
Mr. Chappell is a Certified Public Accountant and has been a Partner Emeritus of the Watsonville, California office of the accounting firm of Hutchinson and Bloodgood LLP since October 2018 to present. Mr. Chappell's areas of expertise include the taxation of closely held corporations, partnerships, individuals, estates and trusts. Mr. Chappell specializes in serving clients in the agribusiness industry, including growers, processors and brokers. He also works with contractors, retailers and wholesalers. Mr. Chappell has served at the board level of numerous local charitable and community service organizations. He received a Bachelor of Science degree from California State University, San Diego, where he majored in accounting, and received his Masters of Science degree in taxation from Golden Gate University. Mr. Chappell is a member of the American Institute of Certified Public Accountants. Mr. Chappell is a founder of West Coast Community Bank. We believe Mr. Chappell’s experience as a Certified Public Accountant serving clients in the agribusiness qualifies him to serve on the Board.

Age: 74
Audit Committee
Appointed: 2003

Wayne S. Doiguchi
Lead Independent Director	Mr. Doiguchi serves as the Board’s Lead Independent Director. He is a retired banking executive and community leader. He was the founding board member of Pan Pacific Bank and later became Chairman and CEO of the bank. He has previously served from 2015 to 2023 on the board of California Bank of Commerce, a wholly owned subsidiary of California Bancorp, a Nasdaq-listed bank holding company, where he served on its Directors Loan Committee, Asset/Liability committee, and chaired the Strategic Banking committee and Governance and Nominating committee. He has also been active in community work, where he has served on the boards of the San Jose Sports Authority, Silicon Valley Capital Club, Japanese Chamber of Commerce of Northern California and as a member of the Silicon Valley Japan Platform. He also currently serves on the board of El Camino Health Care as a member of the Finance Committee and chairman of the Executive Compensation Committee. He received his Bachelor of Arts degree from the University of California Los Angeles, his MBA from Santa Clara University and a Banking degree from the Pacific Coast Banking School at the University of Washington. We believe Mr. Doiguchi’s experience as a public company director and executive qualifies him to serve on the Board.
Age: 76
Compensation Committee, Audit Committee and Chairman of Governance and Nominating Committee Appointed: 2024

Craig A. French
Independent Director
Mr. French is a private investor. He previously served as the President of French Resources Group, Inc., a real estate investment and development company, based in Santa Cruz, California from 2012 to 2020. He is a former director of Lighthouse Bank, serving from 2007 until the merger with West Coast Community Bank in 2019. Mr. French also served for 15 years as Managing Director of Redtree Partners, LP, a Santa Cruz based real estate company during which he managed all aspects of the operations, including acquisitions, exchanges, entitlement, development and leasing. Mr. French is active in the community and has served as a director on the boards of many local nonprofit organizations. Mr. French obtained a Bachelor of Science degree in business from California State University San Jose. We believe Mr. French’s experience in management and real estate qualifies him to serve on the Board.

Age: 75
Compensation Committee
Appointed: 2019

Kurt J. Gollnick
Independent Director
Mr. Gollnick has served on the Board of the Bank and Bancorp since 2024. He is the co-owner and farmer of Rodnick Farms. Mr. Gollnick served as the Chief Operating Officer (COO) of Scheid Vineyards, Inc., dba Scheid Family Wines, from July 1998 to until his retirement in December 2021. Scheid is one of the country’s largest independent growers of premium grapes which produces in excess of two million cases of wine per year. In his role as COO, Mr. Gollnick managed all aspects of the operations including financial planning, land development, farming, wine production and packaging. He was a founding director and former Chairman of 1st Capital Bank Board of Directors, serving from 2007 until the merger with West Coast Community Bank in 2024. Mr. Gollnick completed his undergraduate studies in agriculture business at California Polytechnic State University, San Luis Obispo. Mr. Gollnick is the 2006 recipient of the National Steinbeck Center’s Emerging Agricultural Leader Award. He also has served on various nonprofit boards throughout Monterey County, including holding the titles of President or Chairman. We believe Mr. Gollnick’s experience in management and real estate qualifies him to serve on the Board.

Age: 67
Appointed: 2024

Daniel R. Hightower, M.D.
Independent Director
Dr. Hightower is a physician at Montage Health where he has worked since 1986, most recently as the Vice Chairman of the Department of Medicine which duties include oversight of clinical quality and patient care standards, leadership of departmental strategy and operations, coordination of multidisciplinary medical teams and guidance on physician recruitment and professional development. He was previously the Chief of Medical Staff, Vice Chief of Staff and Treasurer of the Medical Staff for Community Hospital of the Monterey Peninsula, predecessor of Montage Health. He is currently on the medical staff in the Department of Radiology. He was a founder and former Vice Chairman of the board of directors of 1st Capital Bank, servicing from April 2007 until the merger with West Coast Community Bank in 2024. Dr. Hightower obtained a Bachelor of Science degree in Biological Sciences from the University of Southern California. He earned his medical degree from the University of California, San Francisco, School of Medicine. Dr. Hightower is a past President and former trustee of the Carmel Unified School District Board of Education and a former trustee of the Community Hospital of the Monterey Peninsula. We believe Dr. Hightower’s experience at 1st Capital Bank qualifies him to serve on the Board.

Age: 70
Compensation, Audit, and Governance and Nominating Committees Appointed: 2024

Alexander B. Potts
Independent Director
Mr. Potts is a financial services executive with 30 years' leadership experience in investment management, advisory platforms and fiduciary wealth services. He is recognized for serving as president and director of Loring Ward, a Silicon Valley-based turnkey asset management program that supported registered investment advisors and broker dealers in overseeing billions in assets nationwide, from November 2018 to November 2023, in addition to serving as president emeritus from November 2023 to March 2024. Mr. Potts played a key role in Loring Ward’s strategic combination with Focus Financial Partners, completed in 2018 in a transaction valued at $235 million. Post combination, Mr. Potts served as the President of Focus Partners Advisor Solutions, (formerly Buckingham Strategic Partners), a subsidiary of Focus Financial Partners which was NASDAQ-listed until taken private in August 2023. During his tenure, Mr. Potts advanced an evidence-based investment approach, launched a mutual fund company, strengthened research capabilities, upgraded technology infrastructure and refined operational disciplines to support scale and efficiency. He currently serves in various advisory and board roles, including on the board of directors of Aristotle Funds, offering insight on investment management, distribution strategy, operational scale and governance. Mr. Potts obtained a Bachelor of Science degree in Economics from Santa Clara University. Mr. Potts was selected as a nominee by the Board for his ability to combine oversight, risk evaluation and growth planning with a focus on technology’s role.

Age: 58
Appointed: 2026

Gunlek L. Ruder
Independent Director
Mr. Ruder has served since 2019 as President and Chief Executive Officer of S. Martinelli & Company, a longstanding, family-owned beverage manufacturer known for its Martinelli’s brand of sparkling ciders and juices. He is responsible for corporate strategy, financial performance and long-term organizational leadership, with a consistent focus on risk management, governance and disciplined capital allocation. Mr. Ruder joined Martinelli’s in June 2013 as Vice President and Chief Financial Officer and was promoted to President and CEO in 2019. Prior to joining Martinelli’s, served as President of Agassi Graf Holdings, where he managed direct investments and real estate development, and as Regional Director of the Canyon Agassi Charter School Facilities Fund, leading underwriting and investment strategy. He previously worked with McKinsey & Company, MBNA and in international project management. Mr. Ruder has both a Master of Business Administration degree from Stanford University and a Bachelor of Arts degree in history and international relations from Georgetown University. Mr. Ruder was selected as a nominee by the Board for his extensive experience in financial and enterprise risk management as well as his background in a closely held, family-operated business that provides insight into credit discipline, capital planning and financial needs of small- and mid-sized businesses.

Age: 56
Appointed: 2026

Krista Snelling
Chairman of the Board, President and Chief Executive Officer Age: 52 Appointed: 2021
Ms. Snelling has been our President, Chief Executive Officer and a member of the Board of Directors since March 2021 and was appointed as Chairman of the Board of the Bank and Bancorp in September 2025. She previously served as executive vice president, chief operating officer and chief financial officer of Five Star Bancorp, Roseville, California from February 2017 to February 2021. During her tenure, she was instrumental in Five Star Bank’s initial public offering and Nasdaq listing process. She is also the former Chief Financial Officer of Inspire Communities, Rancho Cordova, California from February 2013 to February 2017. She is the Immediate Past Chair of the Board of the California Bankers Association and was recently elected to the San Francisco Federal Reserve's Home Office Board of Directors. Ms. Snelling was recognized in the American Banker Magazine’s Most Powerful Women in Banking Watch List for 2023 and 2024 by the Silicon Valley Business Journal in their 2023, 2024 and 2025 Power 100 Lists. Ms. Snelling graduated from the University of the Pacific with a Bachelor of Science degree with a double major in Mathematics and Economics. She also holds a Master of Arts degree in Economics from the University of California, Davis and is a California Certified Public Accountant (inactive). Ms. Snelling was selected as a nominee by the Board because of her proven Bancorp leadership role, her extensive financial experience and broad industry knowledge.

James L. Weisenstein
Independent Director
Mr. Weisenstein worked at Intel from 1979 to 1998, serving as general manager of the 64-bit architecture microprocessor cartridge development team, managed the development and ramp of the PC Card faxmodem business and managed the engineering and manufacturing teams of the nonvolatile memory division. From 1998 to 2002, Mr. Weisenstein invested in over 20 new ventures as a member of The Angel’s Forum LLC in Palo Alto, CA. After Intel, Mr. Weisenstein also served as founder, president and chief executive officer of Graystone Consulting LLC, from 2001 to 2012, providing business consulting and executive coaching services to business leaders in the Monterey Bay region. He was also active as a business consultant, executive coach, angel investor, business school instructor, board member and founder in a variety of new business ventures. From 2007 he was a director of Lighthouse Bank, which merged into West Coast Community Bank in 2019. Mr. Weisenstein recently served as President and Board member for both of the Community Foundation of Santa Cruz County and Rotary Club of Santa Cruz. He previously served as Vice President and board member of the Santa Cruz County Symphony Association and as a business counselor at Cabrillo College’s Small Business Development Corp. Mr. Weisenstein obtained a Bachelor of Science degree in electrical engineering and a Master of Engineering from Cornell University. We believe Mr. Weisenstein’s his business acumen, leadership expertise, lengthy experience as a bank director and accumulated knowledge of banking operations qualifies him to serve on the Board.

Age: 70
Governance and Nominating Committee, Chairman of Compensation Committee Appointed: 2019

Except as noted with respect to Mr. Potts above, no director or officer of the Bank or Bancorp serves as a director of any company which has a class of securities registered under, or which is subject to the periodic reporting requirements of, the Exchange Act, or of any company registered as an investment company under the Investment Company Act of 1940. None of the nominees were subject to any legal proceedings involving violations of securities laws, convictions in a criminal proceeding (excluding traffic violations and minor offenses) or had a petition under bankruptcy laws filed against themselves or an affiliate within the last five years.
Corporate Governance
Board Oversight of Risk Management
Our Board has responsibility for overseeing our risk management processes, and the committees of the Board oversee and review risk areas that have been or may be delegated to them by the Board. All Board committees may address risks directly with management or, where appropriate, may elevate a risk for consideration by the full Board. As a result, all Board members become familiar with a wide range of matters affecting the Company and are able to oversee risk by exposure to, and interaction with, the Company, its people and its processes. Board members are encouraged to attend all committee meetings as circumstances permit. While the Board does not involve itself in the day-to-day operations of our business in accordance with corporate governance principles, the Board oversees our business and monitors the performance of management, including with respect to risk management. Management is responsible for the day-to-day management of risk and implementation of appropriate risk management controls and procedures, including by assessing and managing the risks the Company faces, including strategic, operational, regulatory, investment and execution risks, on a day-to-day basis, and reporting to the Board regarding the Company’s risk management processes, including quarterly enterprise risk management assessments and annual cyber, BSA/anti-money laundering and third-party risk assessments. The Company’s senior management is also responsible for creating and recommending to the Board for approval appropriate risk appetite metrics reflecting the aggregate levels and types of risk, including credit, market, liquidity, interest rate and compliance, the Company is willing to accept in connection with the operation of its business and pursuit of its business objectives. Management carries out its responsibilities with respect to this topic through the Enterprise Risk Management Committee, which is comprised of the Company’s executive officers and other members of senior management.
The Audit Committee is primarily responsible for monitoring and oversight of the accounting and financial reporting process of the Company, the audits of our financial statements and the effectiveness of our internal control over financial reporting. The Audit Committee also assists the Board in discharging its oversight duties with respect to risk assessment and risk management, and the adoption and implementation of associated policies and practices. The Audit Committee is also focused on assisting the Board in monitoring and overseeing interanl audit function, and compliance with applicable regulatory requirements. In accordance with its charter, the Audit Committee is responsible for ensuring that the Company has in place an appropriate enterprise-wide process to identify, prioritize, measure, monitor and report alignment of our practices with its defined risk appetite, including for example, operational, fraud, third-party relationships involving critical activities and/or risks, technology, information security, anti-money laundering, compliance, model, legal, reputational, and strategic risks. The Compensation Committee has primary responsibility for risks and exposures associated with the Company’s compensation policies, plans and practices, regarding both executive compensation and the Company’s compensation structure generally. In particular, the Compensation Committee, in conjunction with members of the Company’s management team, reviews the Company’s incentive compensation arrangements to ensure these programs are consistent with applicable laws and regulations, including safety and soundness requirements, and do not encourage imprudent or excessive risk-taking by our employees. The Governance and Nominating Committee oversees risks associated with the independence of the Board, potential conflicts of interest, succession planning and governance related risks. The Loan Committee is also focused on assisting the Board in its monitoring and oversight of credit processes and asset quality as well as compliance with applicable regulatory requirements.
Code of Ethics
The Board has adopted a “code of ethics” that requires Bancorp’s directors, officers (including the principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions) and employees to conduct business in accordance with the highest ethical standards and in compliance with all laws, rules and regulations applicable to us. A copy of the code of ethics may be obtained by any shareholder, without charge, by writing to West Coast Community Bancorp, P.O. Box 8426, Santa Cruz, California 95061-9958, Attention: Tracy Ruelas-Hashimoto, Corporate Secretary, and following the listing of our common stock on Nasdaq, on the Company’s website at www.wccb.com.
Insider Trading Policy
We also maintain an Insider Trading Policy that governs the purchase, sale, and/or other disposition of the Bancorp’s securities by our directors, officers, employees,certain consultants and the immediate family members of each of the foregoing, that we believe is reasonably designed to promote compliance with insider trading laws, rules, and regulations and the listing standards of Nasdaq. Our Insider Trading Policy generally prohibits executive officers, directors, and employees from purchasing any financial instruments (such as prepaid variable forward contracts, equity swaps, collars, or exchange funds), making short sales of Bancorp’s securities, or otherwise engaging in any transactions that hedge or offset any decrease in the market value of Bancorp’s securities or limit the ability to profit from an increase in the market value of Bancorp’s securities. Furthermore, unless an exception is approved by the board of directors, the Insider Trading Policy prohibits executive officers, directors, and employees from holding Bancorp’s securities in a margin account or pledging Bancorp’s securities as collateral for a loan.
Clawback Policy
In connection with the listing of our shares of common stock on Nasdaq, we have adopted an amended and restated clawback policy, or the Clawback Policy, in compliance with the SEC’s and Nasdaq’s final rules. The Clawback Policy requires the repayment of certain erroneously awarded incentive-based compensation paid to any current or former executive officer, including our named executive officers, in connection with a restatement of financial statements if such compensation exceeds the amount that the executive officers would have received based on the restated financial statements.
Director Independence and Qualifications
We have elected to comply, and following our listing will be required to comply, with Nasdaq’s rules with respect to the independence of directors who serve on the Board and its committees. The Board has evaluated the independence of its members based upon the rules of Nasdaq and the SEC, and, after applying these standards determined that each member of the Board, except our Chairman, President and Chief Executive Officer, Krista Snelling, qualifies as “independent” under the applicable rules. Upon Ms. Snelling’s appointment as Chairman of the

Board in 2025, the Board appointed Wayne S. Doiguchi as Lead Independent Director. In his capacity as Lead Independent Director, Mr. Doiguchi (i) presides over all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors; (ii) has the authority to call meeting of the independent directors; (iii) serves as a liaison between the Chairman and the independent directors; (iv) serves as a liaison for consultation and direct communication with shareholders, as appropriate; and (v) performs such other duties, and exercises such powers, from time to time as prescribed by our Board. In making the independence determinations described in this section, the Board was aware of and considered the loan and deposit relationships with directors and their related interests that the Company enters into in the ordinary course of its business as disclosed in the section titled “Certain Relationships and Related Transactions, and Director Independence.”
In addition to minimum standards of “independence” for non-employee directors, the Board considers various other criteria including the candidate’s experience and expertise, ability to devote the time and effort necessary to fulfill the responsibilities of a director and involvement in community activities in the market areas served by Bancorp that may enhance the our reputation. We operate in a highly-regulated industry and are subject to the supervision, regulation and periodic examination by state and federal banking regulatory authorities including the California Commissioner of the Department of Financial Protection and Innovation and the FDIC. Directors of Bancorp are subject to certain rules and regulations and potential liabilities not otherwise applicable to directors of non-banking organizations. The Board considers the suitability of potential directors based on these heightened requirements and similar factors. Shareholders who wish to nominate a candidate for election to the Board, as opposed to recommending a potential nominee for consideration by the Board, are required to comply with the advance notice and any other requirements of Bancorp’s Bylaws, applicable laws and regulations. The Board may elect to use third parties in the future to identify or evaluate candidates for consideration by the Board.
Board Committees
The Board has established three standing committees in connection with the discharge of its responsibilities – the Audit Committee, the Compensation Committee, and the Governance and Nominating Committee. The Board also maintains the authority to appoint additional committees to perform certain management and administrative functions. Each of the Audit Committee, Compensation Committee and Governance and Nominating Committee has a charter in place that meets applicable legal and regulatory requirements. The Board has adopted written charters for each of these committees, copies of which are available on the following website at www.envisionreports.com/WCCB. As necessary from time to time, special committees may be established by the Board to address certain issues. Executive sessions of independent directors are held at both the Board and Committee levels.
Audit Committee
Our Audit Committee consists of Judith N. Bornstein (Chairman), Caroline D. Chapin, Kenneth R. Chappell, and Wayne S. Doiguchi. Daniel R. Hightower, M.D previously served as a member on the Audit Committee from January 2025 to September 2025. Our Audit Committee is responsible for overseeing, among other things: the integrity of our consolidated financial statements and internal controls; our compliance with legal and regulatory requirements; the periodic assessment of accounting practices and policies and risk management; the selection, qualifications, independence, performance and compensation of our independent registered public accounting firm; pre-approval of all permitted non-audit services to be performed by the independent registered public accounting firm; establishing policies and procedures for the engagement of the independent registered public accounting firm to provide permitted non-audit services; and the performance of the internal audit function. The Audit Committee has the authority to retain independent counsel and advisors to assist in carrying out its responsibilities. Each Audit Committee member was deemed by the Board to be “independent” as defined under Nasdaq listing rules and SEC rules for audit committee purposes and financially sophisticated and qualified to review our financial statements. Ms. Bornstein qualifies as an audit committee financial expert as such term is defined under SEC rules. During 2025, the Audit Committee held four regular meetings and five special meetings.
Compensation Committee
Our Compensation Committee consists of James L. Weisenstein (Chairman), Wayne S. Doiguchi, Daniel R. Hightower, M.D. and Craig A. French, each of whom is a nonemployee member of the Board. The committee is responsible for, among other things: reviewing and approving compensation arrangements, including equity and any non-equity incentive compensation for our Chief Executive Officer, other executive officers, and other members of senior management designated by the Compensation Committee; reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer; reviewing and recommending revisions to director compensation practices; and administering employee benefit plans. The Compensation Committee has the authority to retain independent counsel and other advisors, including compensation consultants, to assist in carrying out its responsibilities. Each member of the Compensation Committee is deemed “independent” as defined under applicable Nasdaq listing rules and SEC rules for compensation committee purposes. Peer bank information received from recognized banking industry sources regarding compensation and benefits for officers is taken into consideration by the Compensation Committee from time to time. In addition, Ms. Snelling, Chief Executive Officer, makes recommendations for annual compensation, including salary, bonus and equity and non-equity incentive compensation, for the Company’s executive officers and other members of senior management other than for herself. The Chief Executive Officer does not participate in any deliberations regarding her own compensation.The Compensation Committee, when appropriate, may delegate authority to one or more designated members of the committee, the Board or Company officers. No compensation consultants were engaged to provide advice regarding compensation and benefits during 2025. During 2025, the Compensation Committee held four regular meetings and no special meetings.
Governance and Nominating Committee
Our Governance and Nominating Committee consists of Wayne S. Doiguchi (Chairman), Caroline D. Chapin, Daniel R. Hightower, M.D. and James L. Weisenstein. The committee is responsible for, among other things: identifying and recommending individuals to our board of directors who are qualified to become directors; recommending candidates for election to our board of directors to fill vacancies; reviewing the number, type, functions, structure, and independence of committees; recommending members of the board of directors for committees; developing, updating, as necessary, and recommending to the board of directors corporate governance principles and policies applicable to the Company, including social responsibility, environmental, and sustainability matters and risks associated therewith; tracking board skill sets; monitoring board meetings and board member involvement; managing board member continuing education; establishing, coordinating, and reviewing annual evaluations of our board of directors and committees; and reviewing succession planning for the board, Chief Executive Officer, and senior management. The Governance and Nominating Committee has the authority to retain independent counsel and other advisors to assist in carrying out its responsibilities. Each member of the Governance and Nominating Committee is deemed “independent” as defined under applicable Nasdaq listing rules. During 2025, the Governance and Nominating Committee held three regular meetings and no special meetings.
Compensation Committee Interlocks and Insider Participation
No member of our Compensation Committee is, or formerly was, an officer of ours. During the year ended December 31, 2025, none of our executive officers served on the Compensation Committee (or equivalent) or board of directors of another entity whose executive officer or officers served on our Compensation Committee or board of directors.

Executive Officers
The following table sets forth certain information regarding our executive officers, including their names, ages and positions.

Name	Age	Position
Krista Snelling	52	Chairman, President and Chief Executive Officer
Cecilia Situ	47	Executive Vice President — Chief Financial Officer
Jon P. Sisk	63	Executive Vice President — Chief Banking Officer
Angelo DeBernardo, Jr.	56	Executive Vice President — Chief Lending Officer
Mark Gouvion	47	Executive Vice President — Chief Operations Officer
Shawn Lipman	56	Executive Vice President — Chief Credit Officer
Matthew March	59	Executive Vice President — Chief Information Officer
Maxwell Sinclair	61	Executive Vice President — Chief Risk Officer
The business experience of each of our executive officers, other than Ms. Snelling, whose biography is included in the section above titled “Board of Directors,” is set forth below. No executive officer has any family relationship, as defined in Item 401 of Regulation S-K, with any other executive officer or any of our directors. There are no arrangements or understandings between any of the officers and any other person pursuant to which he or she was selected as an officer.
Cecilia Situ serves as our Executive Vice President, Chief Financial Officer, a position she has held since October 2022. Ms. Situ has more than two decades of well-rounded financial management experience, including with respect to financial and strategic planning, interest rate risk management, investment portfolio management, business combinations, financial accounting and SEC reporting, Sarbanes-Oxley internal control and procedures, and team development. From 2008 to 2022, Ms. Situ held a number of progressively more senior positions, including Controller and Principal Accounting Officer, at Bank of Marin Bancorp, a Nasdaq listed bank holding company in California where she served from 2019 to 2022 as Senior Vice President and Treasurer. Her career began in public accounting at Deloitte & Touche in 2002 with a specialty in auditing community banks, real estate firms, nonprofit organizations and other financial service companies. Ms. Situ served on the Diversity and Inclusion Committee for the Deloitte Sacramento office and participated in the Deloitte Focus Forward program aimed at developing high-achieving women leaders. Ms. Situ graduated from the University of Macau with a Bachelor of Business Administration degree in accounting, with honors. She also holds a Master of Accounting degree from the University of Florida, Fisher School of Accounting. Ms. Situ is a Chartered Financial Analyst and California Certified Public Accountant. In 2023, Ms. Situ and members of the Bank's executive team received American Banker Magazine's Most Powerful Women in Banking Top Teams Award.
Jon P. Sisk serves as our Executive Vice President, Chief Banking Officer, a position he has held since November 2018, following the merger with Lighthouse Bank. Mr. Sisk has 29 years of experience as a community banking leader in Santa Cruz County. Mr. Sisk previously served as founder and president of Lighthouse Bank, and senior vice president, senior relationship manager at Coast Commercial Bank. Mr. Sisk currently serves in board, committee and advisory roles with the American Bankers Association, California Marine Sanctuary Foundation, Dominican Hospital - Dignity Health, Santa Cruz Works and Santa Cruz Board Riders Club. He is a member of the Santa Cruz Sunrise Rotary, Santa Cruz Business Council and Cabrillo College Foundation President's Circle. Mr. Sisk serves on the Advisory Board of the American Bankers Association (“ABA”) and as vice chairman of the ABA Community Bankers Council. Mr. Sisk is a graduate of Saint Mary's College where he obtained a Bachelor of Science degree in economics and business administration. He is also an alumnus of The Wharton School Advanced Management Program. In 2009, Mr. Sisk was recognized by the Santa Cruz County Chamber of Commerce as Man of the Year.
Angelo DeBernardo, Jr. serves as our Executive Vice President, Chief Lending Officer. Mr. DeBernardo joined the Bank at its inception in February 2004 as Vice President, Senior Business Lender, playing a key role in establishing and expanding the Bank’s commercial lending platform and has more than 35 years of progressive financial services experience in commercial banking and credit administration. Mr. DeBernardo previously served as vice president/commercial team leader at Heritage Bank of Commerce in San Jose and as middle market credit analyst with Pacific Western Bank / Comerica Bank in both Santa Cruz County and San Jose. Throughout his career, Mr. DeBernardo has maintained a strong commitment to community leadership and philanthropic service. He currently serves as Emeritus Director of the Dominican Hospital Foundation and is a Director and Past President of both the Rotary Club of Santa Cruz and the Rotary Club of Santa Cruz Community Fund. He is also a Director of the Santa Cruz Area Chamber of Commerce and Leadership Santa Cruz County, and serves as a Trustee of the Santa Cruz Rotary Endowment. Over several decades, he has dedicated substantial time to youth programs, educational fundraising, and delivering financial literacy education in local high schools. Since 2005, Mr. DeBernardo has been an active faculty member and instructor at Pacific Coast Banking School, the National Graduate School of Banking at the University of Washington, contributing to the professional development of senior banking executives nationwide.. Mr. DeBernardo earned a Bachelor of Science degree in business administration, with a concentration in accounting from San Jose State University. He is also a graduate of Pacific Coast Banking School, the National Graduate School of Banking at the University of Washington.
Mark Gouvion serves as our Executive Vice President, Chief Operations Officer, a position he has held since June 2025. Mr. Gouvion brings nearly 30 years of experience in banking leadership, operational transformation and client-focused innovation. Mr. Gouvion previously served as Senior Executive Vice President/Head of Retail Banking at Pacific Premier Bancorp from 2019 to 2023 and prior to that in various executive roles at Opus Bank from 2016 to 2019, as well as other progressive roles at U.S. Bank and First Federal Bank of California. Mr. Gouvion is a graduate of the Pacific Coast Banking School at the University of Washington and completed advanced coursework in business administration at California State University, Fullerton.
Shawn Lipman serves as our Executive Vice President, Chief Credit Officer, a position he has held since August 2024. Mr. Lipman joined the Bank in September 2011 as Vice President, Senior Relationship Manager and was promoted to Senior Vice President/Director of Credit Administration in January 2022. Mr. Lipman has more than 30 years of lending experience across banking, commercial finance and mezzanine lending. His prior experience includes credit administration, portfolio management, underwriting and marketing. Mr. Lipman previously served as vice president/team leader at Union Bank of California and senior vice president/western region portfolio manager at GMAC Commercial Finance. Additionally, he held various positions at Comerica Bank, Libra Mezzanine Partners and Finova Capital. Mr. Lipman currently serves on the board of the Dominican Hospital Foundation. Mr. Lipman graduated from San Diego State University with a Bachelor of Science degree in business administration, Finance.
Matthew March serves as our Executive Vice President, Chief Information Officer, a position he has held since February 2025. Mr. March has more than 25 years of experience in financial services and technology sectors, with deep expertise in digital transformation and innovation, strategic IT leadership, cybersecurity, regulatory compliance and team leadership and development. Mr. March previously served as Chief Information Officer at Sunwest Bank from 2019 to 2024, Pacific Premier Bank from 2017 to 2019, Colony American Finance from 2015 to 2017 and Carrington Mortgage Holding, LLC from 2007 to 2013. He also served as Chief Information Officer and Chief Administrative Officer at Banc of California from 2013 to 2015. Mr. March served as chairman of the Carrington Charitable Foundation, on the technology mentoring program with the California Conservation Corps youth program in Los Angeles, California, and implemented a program that donated refurbished laptops and monitors to schools, Boys and Girls Clubs and charities. Mr. March holds a Bachelor of Science degree in computer science with a mathematics minor from California State University, Chico.
Maxwell Sinclair serves as our Executive Vice President, Chief Risk Officer, a position he has held since May 2022. Mr. Sinclair is a proven leader with more than 35 years in the banking industry consisting of extensive experience in executive leadership, risk management, compliance, Bank Secrecy Act and anti-money laundering and human resource management. Previously, Mr. Sinclair served as executive vice president/chief risk, compliance and human resources officer at Pacific Mercantile Bank from 2011 to 2021 and was a founder of an Arizona-based de novo where he served in the capacity of Executive Vice President and Chief Risk Officer. Mr. Sinclair has also previously served as vice president, compliance & BSA manager at Zions Bancorp (California Bank & Trust) from 2005 to 2011, and also as vice president, compliance & BSA officer and CRA & security manager at several Southern California-based financial institutions. Mr. Sinclair currently serves on the boards of Alliance of Jamaican & American Humanitarians, Habitat for Humanity Monterey Bay and the Wiley Center. Mr. Sinclair obtained his

Bachelor of Science degree in business management from the University of Redlands and earned his Master of Business Administration degree from the University of Southern California. He is a graduate of Pacific Coast Banking School, American Bankers Association National Compliance School and also holds a certificate in Human Resource Management from Loyola Marymount University.

Item 6. Executive Compensation
Overview
The primary objective of our executive compensation program is to attract and retain highly skilled and motivated executive officers that significantly contribute to the Company’s success. The executive officers are expected to manage the Company to promote its growth and profitability, minimize risk, and advance the interests of our shareholders. As such, the Company’s compensation program is designed to provide levels of compensation that reflect the executive’s role in the organization and reward the individual’s performance within the context of the Company’s performance.
Our compensation policies are designed to attract and retain highly qualified personnel. Such compensation may include elements that reward long-term financial performance and growth of Bancorp in the form of restricted stock and grants of stock under our 2014 Omnibus Plan, 2024 Equity Based Compensation Plan, and retirement benefits under our 401(k) Plan, in addition to short-term elements such as salary and bonus opportunity. The goal of restricted stock awards and other forms of equity compensation, which serve as long-term incentive compensation, is to attempt to more closely align the interests of the award recipient with the long-term interests of shareholders. Our general strategy, including the compensation paid to executive officers, is to pay annual compensation that is competitive with similar positions at peer group banks, with consideration given to our overall financial condition and performance relative to banks in similar positions. Compensation for executive officers may also include participation in the Bank’s Supplemental Executive Retirement Plan to provide competitive retirement benefits and termination severance benefits under executive employment agreements with the goal of retention of executive officers and continuity of management over the long-term development of the Company. In determining compensation benefits, including compensation of executive officers, the Compensation Committee obtains salary information and surveys from industry trade associations and may consult with independent compensation and benefits experts. The granting of restricted stock awards and other forms of equity incentive compensation is based on an officer’s responsibilities and relative position in the Bank and is recommended by the Compensation Committee to the Board for approval.
The Compensation Committee also continually reviews the Company’s compensation policies to identify any practice that might encourage an employee to expose the Company to unacceptable risk. At the present time, the Committee is satisfied that the current executive compensation program does not encourage the Company’s executive officers, including the named executive officers (“NEOs”), to expose the Company to inappropriate risk. The Compensation Committee is composed of independent directors who review and assess general compensation and benefits policies for Bancorp in accordance with its charter.
As an emerging growth company under the JOBS Act, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies”, as such term is defined in the rules promulgated under the Securities Act, and with which emerging growth companies may comply, which permit us to limit reporting of executive compensation to our principal executive officer and our two other most highly compensated executive officers. This section provides an overview of our executive compensation program, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below.
For 2025, our NEOs were:
• Krista Snelling, Chairman, President and Chief Executive Officer;
• Cecilia Situ, Executive Vice President and Chief Financial Officer; and
• Angelo DeBernardo, Jr., Executive Vice President and Chief Lending Officer.

Summary Compensation Table
The following table provides compensation information for our NEOs:

Name & Principal Position	Year	Salary(1)	Non-Equity Incentive Plan Compensation(2)	Stock Awards(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(4)	All Other Compensation(5)	Total
Krista Snelling, Chairman, President & CEO	2025	$650,000	$589,180	$1,087,000	$33,028	$40,346	$2,399,554
	2024	$532,000	$598,500	$—	$31,824	$35,814	$1,198,138
Cecilia Situ, EVP & Chief Financial Officer (“CFO”)	2025	$400,000	$255,500	$400,016	$12,101	$15,541	$1,083,158
	2024	$331,000	$248,250	$—	$—	$15,300	$594,550
Angelo DeBernardo, Jr. EVP & Chief Lending Officer (“CLO”)	2025	$310,000	$135,094	$310,012	$41,581	$23,489	$820,176
	2024	$301,000	$165,550	$—	$40,495	$22,674	$529,719
__________________
(1)Amounts shown include cash compensation earned and received by named executive officers as well as amounts earned but deferred at the election of those officers under the 401(k) Plan. The Bank entered into employment agreements with Ms. Snelling, Mr. DeBernardo and Ms. Situ as discussed in greater detail below.
(2)Amounts shown reflect incentives earned based on achievement of corporate and individual performance goals in the years indicated and are paid during the first quarter of the following year. Incentives are calculated based on our established Incentive Compensation Plan, following an evaluation of financial results of operations at the end of the prior fiscal year, and are paid in both cash and restricted stock awards valued based on grant-date fair value of the stock and vest ratably over a three-year period starting from the anniversary date of the original grant.
(3)For awards of stock which were granted pursuant to either the Bank’s 2014 Omnibus Plan (“2014 Plan”), that expired in February 2024, or the 2024 Equity Based Compensation Plan (“2024 Equity Plan”), the aggregate grant date fair value is computed in accordance with FASB ASC Topic 718. The amounts shown reflect the applicable full grant-date fair values for stock awards in accordance with FASB ASC Topic 718 (excluding the effect of forfeitures) and are reported for the fiscal year during which the stock awards were granted. Additional discussion is set out in Note 15 of the Company’s audited consolidated financial statements included elsewhere in this Registration Statement.
(4)Amounts shown reflect the change in value of the accumulated projected benefit obligation under the Company’s supplemental executive retirement program.
(5)All other compensation consisted of the following items:

Name	Year	Auto Allowance	401(k) Matching Contributions	Club Membership	Split Dollar Bank Owned Life Insurance (1)	Post-Retirement Benefit for Continuing Life Insurance	Health Insurance Premiums
Krista Snelling	2025	$—	$9,300	$9,643	$360	$2,433	$18,610
	2024	$—	$9,150	$7,088	$340	$2,184	$17,052
Cecilia Situ	2025	$8,400	$7,050	$—	$12	$79	$—
	2024	$8,400	$6,900	$—	$—	$—	$—
Angelo DeBernardo, Jr.	2025	$9,000	$9,300	$—	$525	$4,664	$—
	2024	$9,000	$9,000	$—	$490	$4,184	$—
_________________
(1)The split dollar benefits and Bank owned life insurance are discussed hereafter in detail under the heading “Other Compensation & Benefits – Supplemental Executive Retirement Program.

Outstanding Equity Awards at December 31, 2025
Restricted Stock Awards
The following table sets forth information concerning outstanding stock awards under the 2014 Plan and 2024 Plan as of December 31, 2025.

Name	Grant Date	Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested ($)(1)
Krista Snelling	12/17/2025 (2)	25,000	$1,100,000
	3/19/2025 (3)	4,997	$219,868
	3/20/2024 (3)	1,320	$58,080
	12/20/2023 (4)	1,732	$76,208
Cecilia Situ	12/17/2025 (2)	9,200	$404,800
	3/19/2025 (3)	1,241	$54,604
	3/20/2024 (3)	460	$20,240
	12/20/2023 (4)	3,463	$152,372
Angelo DeBernardo, Jr.	12/17/2025 (2)	7,130	$313,720
	3/19/2025 (3)	752	$33,088
	3/20/2024 (3)	401	$17,644
	12/20/2023 (4)	3,463	$152,372
_________________
(1)The market value of the shares of restricted stock that have not vested is calculated by multiplying the number of shares of unvested stock by the closing price of our common stock on the OTC market at December 31, 2025, which was $44.00.
(2)The performance-based restricted stock awards are contingent upon the achievement of pre-established performance goals. Performance is measured over a one-year period and time-based if performance goal met during that one year period and will vest 25% on each anniversary of the grant date for four years.
(3)The time-based restricted stock awards vest by approximately 33% on each anniversary of the grant date for three years.
(4)The time-based restricted stock awards vest 25% on each anniversary of the grant date for four years.
Option Awards
The following table sets forth information concerning outstanding option awards under the 2014 Plan at fiscal year-end 2025. Note that share counts reflect the two-for-one stock split which was effective on March 14, 2022.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Cecilia Situ (1)	104	1,042	—	$25.11	11/15/2032
Angelo DeBernardo, Jr. (1)	7,700	—	—	$22.72	1/17/2028
_________________
(1)The stock option awards granted vest 25% on each anniversary of the grant date for four years.
Elements of Compensation
Base Salary
Base salary represents the fixed portion of the compensation of our executive officers and is an important element of compensation intended to attract and retain highly talented individuals and motivate top-tier performance. Annual base salaries for executive officers are based on the executive’s experience, individual performance for the prior year and our prior year financial results, among other factors considered by the Compensation Committee. We also consider comparative peer salary data and believe that base salaries are set at levels that enable us to hire and retain individuals in the banking and finance industry that can drive achievement of the Company’s overall objectives.

The Compensation Committee reviews executive salaries on an annual basis.
Short-Term and Long-Term Incentive Compensation
Our executive compensation program also includes short-term incentive compensation in the form of a cash bonus and long-term incentive compensation in the form of equity awards, typically restricted stock awards that vest ratably over a three-year period and contingent upon continued service. The cash awards and long-term incentive compensation awards were granted subject to the achievement of corporate financial goals as well as personal goals based on the Compensation Committee’s evaluation of actual results compared to the established incentive compensation targets per the annual incentive compensation program. For 2025, each NEO had a total incentive compensation target as follows: for Ms. Snelling, 75% of base salary and for Ms. Situ and Mr. De Bernardo, 50% and 33% of base salary, respectively. The total incentive compensation target for each executive was divided between short and long-term incentive compensation as follows: for Ms. Snelling, 67% short-term and 33% long-term; for Ms. Situ and Mr. De Bernardo, 80% short-term and 20% long-term. We believe this mix of short-term and long-term incentive compensation appropriately aligns the incentives of our NEOs with those of our shareholders.
Performance-Based Incentive Compensation
The Compensation Committee may also award discretionary compensation, in the form of performance-based equity compensation, to NEOs. The Compensation Committee may select as performance factors a range of financial and non-financial performance metrics such as achievement of strategic objectives among other items when determining the amount, form and achievement targets for the discretionary compensation, if any, for each NEO.
In 2025, Ms. Snelling, Ms. Situ and Mr. De Bernardo were granted restricted stock to be vested ratably over four years after the grant date, contingent upon achievement of strategic goals of the Company, and applicable service conditions, in the following amounts based on the grant-date fair value of the stock: $1.1 million, $400 thousand and $310 thousand, respectively, as shown in the “Stock Awards” column of the Summary Compensation Table. These performance-based awards have not been earned or vested during 2025.
Other Compensation & Benefits
Supplemental Executive Retirement Program (“SERP”)
During 2005, in an effort to attract and retain qualified officers, the Bank implemented a supplemental executive retirement program for the benefit of certain executive officers of the Bank. Ms. Snelling, Ms. Situ and Mr. DeBernardo participate in the SERP. The SERP consists of two benefit components – a defined retirement benefit and an endorsement split dollar death benefit. Each of the participating executives is a party to two agreements with the Bank – a Supplemental Executive Salary Continuation Agreement and a Split Dollar Life Insurance Agreement, that describe the participant’s respective benefits and any restrictions that apply to those benefits.
Subject to stipulated tenure requirements contained in each SERP agreement, the defined retirement benefit portion of the SERP entitles Ms. Snelling, Ms. Situ, and Mr. DeBernardo to a monthly retirement benefit for 15 years. Normal retirement occurs upon resignation after age 65. Early retirement is an option under stipulated circumstances. If they retire at normal retirement age, the benefits for Ms. Snelling are $7,083.33 per month, and the benefits for Ms. Situ, and Mr. DeBernardo are $6,000 per month. The benefit ceases upon the participant’s death. An early retirement election subjects the participant to lifetime benefit-amount penalties. For a stipulated number of years of continuous full-time employment with the Bank, the participant accumulates credit toward eligibility for a full benefit, in a manner analogous to vesting. However, such accumulated credit can be forfeited entirely under certain conditions, such as the participant’s termination of employment with cause, or the participant’s voluntary resignation before reaching their early retirement age. Upon Disability as defined in the SERP, the participant will receive a single payment in the amount of the Accrued Benefit (as defined in each SERP agreement) in lieu of any other benefit. In the event Ms. Snelling, Ms. Situ, or Mr. DeBernardo experience a Separation from Service (as defined in each SERP) in connection with a change in control (as defined in the SERP) or within 24 months thereof, the applicable percentage of the retirement benefit that the participant is entitled to receive upon normal retirement will accelerate to 100%.

Participants are also provided a death benefit. This benefit is an endorsement split dollar life insurance benefit, in a defined amount that is the lesser of one million dollars, or eighty percent of the amount by which the death benefits of the respective BOLI policies exceed their cash values. The cash value equals the value at which the BOLI policies are carried on the books of the Bank. The Bank is entitled to the remainder of the policy proceeds. The Bank has no obligations to the participants to pay death benefits if the BOLI policies for any reason do not pay death benefits in excess of their respective cash values.
As of December 31, 2025, the value of projected benefit obligation was $123 thousand for Ms. Snelling, $180 thousand for Mr. DeBernardo, and $12 thousand for Ms. Situ.
401(k) Plan
Our 401(k) Plan is designed to provide retirement benefits to all eligible full-time and part-time employees. All employees are eligible to participate in our 401(k) benefit plan, which is a tax-deferred savings plan designed to assist employees in preparing for their retirement years. The 401(k) Plan allows employees to contribute to the plan up to certain limits prescribed by the Internal Revenue Service. We match 30% of contributions up to 6% of compensation.
Health and Welfare Benefits
Our NEOs are eligible to participate in the same benefit plans designed for all of our eligible full-time and part-time employees, including health, dental, vision, disability and basic group life insurance coverage, on the same basis as other participants. The purpose of our employee benefit plans is to help us attract and retain quality employees, including executives, by offering benefit plans similar to those typically offered by our competitors. The Company utilizes a fully funded medical plan and pays a portion of the premium attributable to each employee. The Company utilizes a self-funded dental plan.
Perquisites
We provide our NEOs with a limited number of perquisites that we believe are reasonable and consistent with our overall compensation program and better enable us to attract and retain superior employees for key positions, as described in the “All Other Compensation” column to the Summary Compensation Table above.
Employment Agreements
Employment Agreement with Ms. Snelling. Effective January 1, 2026, the Bank entered into an employment agreement with Ms. Snelling pursuant to which she serves as Chairman of the Board of Directors, and as the Chairman, President and Chief Executive Officer of the Bank and Bancorp. The agreement replaced Ms. Snelling’s previous employment agreement entered into on January 1, 2025, and as described in greater detail below, increased her base pay and expanded her severance benefits.
The agreement includes payment of a base salary per year of $715,000, which is subject to an annual review by the Board and adjustments, if any, as may be approved at the discretion of the Board of Directors. At the end of each calendar year, the amount of bonus compensation, if any, to be paid to Ms. Snelling is to be determined in the sole discretion of the Board of Directors based upon the implementation of the Bank’s strategic plan and profitability for each year. The agreement provides for other incidental compensation and benefits, including flexible vacation paid, group life, health, accident and disability coverages for Ms. Snelling and her dependents, and reimbursement for business expenses.
The agreement is an at-will contract that may be terminated by either party at any time. If the Bank terminates Ms. Snelling’s employment for cause, she will not be entitled to any further amounts except as earned through her last day of employment. If the Bank terminates Ms. Snelling’s employment without cause, she will be entitled to (i) her earned compensation through her last day of employment; (ii) a lump sum severance payment equal to twenty-four months of her annual base salary; and two times her “Target” bonus as defined in the Bank’s Annual Incentive Compensation Plan during the year termination occurs; (iii) continuation of group insurance coverages for herself and her dependents for a period of twenty-four months from the date of termination at the Bank’s expense. No severance payments or benefits are payable to Ms. Snelling if she terminates her employment voluntarily, except in connection with a “change in control” of the Bank as defined in the agreement. If Ms. Snelling’s employment is terminated in connection with or within twenty-four months following a change in control, or if without her consent certain material changes occur in the nature and scope of her employment or compensation following a change in control, then Ms. Snelling is entitled to (i) her earned compensation through her last day of employment; (ii) a lump sum severance payment equal to twenty-four months of her annual base salary and two times her “Target” bonus as defined in the Bank’s Annual Incentive Compensation Plan during the year termination occurs; and (iii) continuation of group insurance coverages for herself and her dependents for a period of twenty-four months from the date of termination at the Bank’s expense.
Employment Agreement with Ms. Situ. Effective October 27, 2022, the Bank entered into an employment agreement with Ms. Situ pursuant to which she currently serves as the Executive Vice President and Chief Financial Officer of the Bank and Bancorp.
The agreement includes payment of a base salary per year of $320,000, which is subject to an annual review by the Compensation Committee of the Board and adjustments, if any, as may be approved in the discretion of the CEO and/or Board of Directors. At the end of each calendar year, the amount of bonus compensation, if any, to be paid to Ms. Situ is to be determined based upon the recommendation of the Chief Executive Officer and approval of the Board of Directors based upon the implementation of the Bank’s strategic plan and profitability for each year. The agreement provides for other incidental compensation and benefits, including flexible vacation paid, group life, health, accident and disability coverages, an auto allowance and reimbursement for business expenses. The cost of insurance is shared by the Bank and Ms. Situ as detailed in the insurance plan contribution schedule.
The agreement is an at-will contract that may be terminated by either party at any time. If Ms. Situ’s employment is terminated without cause by the Bank she is entitled to a lump sum severance payment equal to six months of her annual base salary in addition to benefits continuation for the same time period. No severance payments or benefits are payable to Ms. Situ if she terminates her employment voluntarily, except in connection with a “change in control” of the Bank as defined in the agreement. If Ms. Situ’s employment is terminated in connection with or within twenty-four months following a change in control, or if without her consent certain material changes occur in the nature and scope of her employment or compensation following a change in control, then Ms. Situ is entitled to a lump sum severance payment equal to twelve months of her annual base salary and continuation of group insurance coverages for herself and her dependents for a period of twelve months from the date of termination as detailed in the Bank’s Insurance Plan contribution schedule.
Employment Agreement with Mr. DeBernardo. Effective April 21, 2021, the Bank entered into an employment agreement with Mr. DeBernardo pursuant to which he currently serves as the Executive Vice President and Chief Lending Officer of the Bank.
The agreement includes payment of a base salary per year of $265,000, which is subject to an annual review by the Compensation Committee of the Board and adjustments, if any, as may be approved in the discretion of the CEO and/or Board of Directors. At the end of each calendar year, the amount of bonus compensation, if any, to be paid to Mr. DeBernardo is to be determined based upon the recommendation of the Chief Executive Officer and approval of the Board of Directors based upon the implementation of the Bank’s strategic plan and profitability for each year. The agreement provides for other incidental compensation and benefits, including flexible vacation paid, group life, health, accident and disability coverages, an auto allowance and reimbursement for business expenses. The cost of insurance is shared by the Bank and Mr. DeBernardo as detailed in the insurance plan contribution schedule.
The agreement is an at-will contract that may be terminated by either party at any time. If Mr. DeBernardo’s employment is terminated without cause by the Bank he is entitled to a lump sum severance payment equal to six months of his annual base salary in addition to benefits continuation for the same time period. No severance payments or benefits are payable to Mr. DeBernardo if he terminates his employment voluntarily, except in connection with a “change in control” of the Bank as defined in the agreement. If Mr. DeBernardo’s employment is terminated in connection with or within twenty-four months following a change in control, or if without his consent certain material changes occur in the nature and scope of his employment or compensation following a change in control, then Mr. DeBernardo is entitled to a lump sum severance payment equal to twelve months of his annual base salary and continuation of group insurance coverages for himself and his dependents for a period of twelve months from the date of termination as detailed in the Bank’s Insurance Plan contribution schedule.
Equity Incentive Plans
2014 Omnibus Plan
In May 2014, the Board and the Company’s shareholders adopted the 2014 Plan. The purpose of the 2014 Plan is to attract and retain the best available personnel for positions of substantial authority, to provide additional incentive to directors and employees, and to promote the success of our business. The Plan provides for the grant of stock options, which may be incentive stock options or nonstatutory stock options, and restricted stock. Awards may be granted to our directors, and employees.
Stock Subject to the 2014 Plan. The total number of shares of our Common Stock reserved and available for grant and issuance pursuant to the 2014 Plan will not exceed 427,246 shares. Each of these shares may be issued as an incentive stock option. The total number of shares subject to awards granted under this 2014 Plan during any fiscal year to any individual will not exceed 50,000; for purposes of this limit, if an award is for a term longer that is longer than one calendar year, then the grant of shall be considered to have been made on a pro rata basis in the calendar years during such period. The 2014 Plan does not contain an “evergreen” provision pursuant to which shares authorized for issuance may be automatically replenished.
No New Awards. No new awards may be issued under the 2014 Plan after the adoption of the 2024 Plan.
Administration. The2014 Plan will be administered by the administrator, which is the Board or a committee appointed by the Board. Among other powers, the administrator has the authority to: grant awards; determine eligible participants; determine the types of awards to be granted to each participant; and designate the number of shares and the terms and conditions of the awards. The administrator may not grant stock options with exercise prices lower than the fair market value of the underlying shares on grant date.
Eligibility. Employees, and directors may be eligible to receive awards under the 2014 Plan, to the extent determined by the administrator. Only employees may receive incentive stock options.
Effect of Termination of Employment or Service. Participants must exercise, if at all, options awarded under the 2014 Plan within 90 days after their employment or service as a director with the Company is terminated except in case of the disability or death of the participant.
Limitations on Transfer. Options awarded under the 2014 Plan may not be assigned or transferred other than by will or the laws of descent and distribution. Generally, restricted stock may not be assigned or transferred until the end of the restriction period as set forth in the applicable award agreement.
Adjustments. Upon the occurrence of a change in our capitalization such as a stock split; a merger, consolidation or separation; or stock dividend, extraordinary dividend or other distribution of property other than a normal cash dividend, the administrator shall appropriately and equitably adjust the number and kind of shares subject to the 2014 Plan or outstanding awards, and the exercise price.
Change in Control. In the case of a change in control, unvested awards will become vested unless, with respect to stock options, the administrator determines otherwise.
Termination and Amendment. The Board may amend, alter, suspend, or discontinue the 2014 Plan at any time, but no amendment, alteration, suspension or discontinuation may impair the rights of a recipient of an award without his or her consent. Any amendment must be approved by the Company’s shareholders if required by applicable law or stock exchange rules.
2024 Equity-Based Compensation Plan
In May 2024, the Board and the Company’s shareholders adopted the 2024 Plan. The purpose of the 2024 Plan is to attract, motivate and retain key employees. The 2024 Plan provides for the grant of stock options; restricted stock; restricted stock units; performance share awards; and dividend equivalents. Stock options granted under the 2024 Plan may be either non-statutory stock options or incentive stock options. Restricted stock units and performance share awards may be granted as cash only awards. Awards may be granted to our executives, directors, and employees.
The total number of shares of Common Stock reserved and available for grant and issuance pursuant to the 2024 Plan will not exceed 1,000,000 shares. Each of these shares may be issued as an incentive stock option. For every share of restricted stock issued under this 2024 Plan, the maximum number of shares that may be delivered under this 2024 Plan will be reduced by one share. The total number of shares of Common Stock that may be granted in any calendar year to a participant as a performance share award will not exceed 100,000 shares or, for a participant who is a director, 25,000 shares. The aggregate value of cash only performance share awards granted to a participant in any calendar year will not exceed $500,000.
The 2024 Plan does not contain an “evergreen” provision pursuant to which shares authorized for issuance may be automatically replenished.
Administration. The 2024 Plan is administered by the Compensation Committee of the Board. Among other powers, the Compensation Committee has the authority to: grant awards; determine eligible participants; determine the types of awards to be granted to each participant and designate the number of shares and terms and conditions of the awards; modify the Company’s rights with respect to awards and modify outstanding awards held by participants; and make all other determinations and take such other action that may be required under the 2024 Plan.
The Compensation Committee determines the exercise prices of stock options but may not set the exercise price below the fair market value of the underlying shares as of the grant date. Further, the Compensation Committee may not reduce the exercise price of a stock option or accept the surrender of outstanding options as consideration for a new award with a lower exercise price.
Delegations. The Compensation Committee may delegate ministerial, non-discretionary functions to officers or employees.
Eligibility. Non-employee directors, officers, and employees who perform substantial services may be eligible to receive awards under the 2024 Plan, to the extent determined by the Compensation Committee. Non-employee directors are not eligible to receive incentive stock options.
Limitations on Transfer. Generally, awards under the 2024 Plan may not be transferred except upon death or pursuant to a valid domestic relations order. Similarly, generally only the participant or their beneficiary (if the participant has died) may exercise awards granted under the 2024 Plan.
Cash Only Performance Awards. The Compensation Committee has authority to grant performance awards, payable in cash only, to participants on terms and conditions determined by the Compensation Committee, subject to the terms of the 2024 Plan. The cash amount to be awarded in connection with a grant of a performance share award depends on the degree of attainment of performance criteria over a specific period (both as determined by the Compensation Committee). The Compensation Committee may provide the full or partial amount prior to the end of a performance cycle in the event of a participant’s death, retirement, total disability, change in control, or other circumstance determined by the Compensation Committee.
Effect of Termination of Employment or Service. The Compensation Committee will establish the effect of a termination of employment or service as a director on awards granted under the 2024 Plan. Participants must exercise, if at all, awards under the 2024 Plan within 90 days after their employment or service with the Company ends except in certain cases as detailed by the 2024 Plan.
Adjustments. If there is a change in our capitalization, such as a stock split, merger, or consolidation; stock dividend; sale of substantially all assets of the Company; or any other extraordinary corporate transaction which in the judgment of the Compensation Committee materially affects our Common Stock, then the number of shares available for awards, and any limit on the shares underlying awards that may be granted to an employee in a calendar year, shall be adjusted proportionally and the Compensation Committee shall, in such manner and to such extent (if any) as it deems appropriate and equitable, adjust the number and kind of shares subject to outstanding awards, the consideration payable with respect to awards, and/or the applicable performance standards. In the case of certain corporate events, the Compensation Committee shall, in such manner and to such extent (if any) as it deems appropriate and equitable, make provision for a cash payment for awards or the substitution or exchange of awards for the consideration payable to holders of common stock upon or in respect of such event.
Change in Control Event. In the case of a change in control, unvested awards that are not assumed by a successor will become vested and all performance criteria will be deemed achieved unless the Compensation Committee determines otherwise or the Company is the surviving entity in such change in control. Any unexercised options will terminate upon a change in control unless provision is made for survival, substitution, exchange or other settlement. No awards may be made after the Board has approved a change in control, unless the change in control is cancelled or terminated.
Termination and Amendment. The Board may terminate, amend, modify, or suspend the 2024 Plan at any time, provided that amendments must be approved by the Company’s shareholders if the amendment would materially increase the aggregate shares available under the 2024 Plan or materially modify the requirements for eligibility, or as otherwise required by applicable law or stock exchange rules. The Compensation Committee may also make changes to outstanding awards. However, no amendment, suspension, or termination, or changes to an award may be made that would materially impair the rights of a recipient of an award without the recipient’s written consent, unless the Compensation Committee deems such changes necessary to avoid adverse accounting consequences to the Company not foreseeable at the time of grant.
Director Compensation
The following table sets forth information regarding compensation paid, earned or awarded to each of our non-employee directors of the Bank and Bancorp during the year ended December 31, 2025, for service as members of our board of directors and committees. Ms. Snelling is not shown in this table because she is compensated as an officer and did not receive any additional director compensation during the year ended December 31, 2025. There was no restricted stock award or stock options granted to non-employee directors outstanding as of December 31, 2025 as stock awards are fully vested at the time of grant.

Name	Director Fees Earned and Paid in Cash	Stock Awards(1)	Total
Judith N. Bornstein (2)	$23,333	$—	$23,333
John C. Burroughs	$53,000	$40,900	$93,900
Caroline D. Chapin	$48,000	$40,900	$88,900
Kenneth R. Chappell	$51,333	$40,900	$92,233
Wayne S. Doiguchi	$61,333	$40,900	$102,233
Craig A. French	$56,333	$40,900	$97,233
Kurt J. Gollnick	$48,000	$40,900	$88,900
Daniel R. Hightower	$48,000	$40,900	$88,900
Stephen Pahl (retired Chairman) (3)	$52,000	$40,900	$92,900
James L. Weisenstein	$53,000	$40,900	$93,900
_________________
(1)The amounts shown reflect the applicable full grant date fair values for stock awards in accordance with FASB ASC Topic 718. Stock awards are fully-vested at the time of grant.
(2)Amount represents a portion of the annual director compensation for for Ms. Bornstein for her service on the Board beginning August 1, 2025, when she joined the board.
(3)Mr. Pahl retired from the Board in September 2025 and his compensation was paid through his retirement date.

Each non-employee director is entitled to an annual retainer fee of $48,000, paid monthly, in addition to supplemental cash payments based on such director’s committee chairman responsibilities in accordance with the following schedule, each paid on a monthly basis and the monthly fees were last adjusted as of October 1, 2025:

Monthly Fee As of:	January 1, 2025	October 1, 2025
Board Chairman (1)	$2,500	$—
Lead Independent Director	$—	$2,083
Compensation Committee Chairman	$417	$417
Audit Committee Chairman	$417	$833
Loan Committee Chairman	$625	$833
Asset Liability Committee Chairman	$417	$417
Governance and Nominating Committee Chairman	$417	$417
________________
(1)The current Board Chairman, Krista Snelling, who also serves as President and Chief Executive Officer, does not receive this additional payment.

Item 7. Certain Relationships and Related Transactions, and Director Independence
Company Transactions with Related Parties
Our board of directors adopted a written policy designed to promote compliance with all applicable requirements concerning related party transactions, including those of the SEC and Nasdaq. Transactions that are determined to be related party transactions in accordance with our policy are referred to the board of directors for approval. In determining whether to approve a related party transaction, the board of directors considers, among other factors, the fairness of the proposed transaction, the direct or indirect nature of the related party’s interest in the transaction, the appearance of an improper conflict of interests for any director or executive officer taking into account the size of the transaction and the financial position of the related party, whether the transaction would impair an outside director’s independence, the consistency of the transaction with regulatory expectations, and the potential violations of other corporate policies.
The following is a description of each transaction since January 1, 2023 in which:
•We have been or are to be a participant;
•the amount involved exceeds or will exceed $120,000; and
•any of our directors, executive officers, or beneficial holders of more than 5% of our common stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest and is not otherwise subject to an exemption from disclosure.
The Bank, during the normal course of business, has made loans and provided other banking services to the directors and executive officers of the Company, including their family members and businesses and professional organizations with which they are associated, and management expects that the Company and the Bank will continue to engage in such banking transactions in the future. Such loans and other banking services were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans and banking services with persons not related to the Company or the Bank, and did not involve more than the normal risk of collectability or present other features unfavorable to the Company or the Bank. Neither the Company nor the Bank has engaged in any transaction reportable pursuant to Item 404 of Regulation S-K during the periods specified herein.
As of December 31, 2025, $__ of loan commitments were extended to individuals who, during 2025, were executive officers, directors or affiliates of the Company; $__ of these loan commitments were outstanding as of December 31, 2025. None of such loans were classified as Substandard, Doubtful or Loss. In addition, the executive officers, directors, and affiliates of the Company had deposits totaling $__ with the Company as of December 31, 2025. See Note 14 — Related Party Transactions of the audited consolidated financial statements contained elsewhere in this Registration Statement, for further information.
Director Independence
See the section titled Corporate Governance-Director Independence and Qualifications for a discussion of the independence of our directors.

Item 8. Legal Proceedings
Legal Proceedings
From time to time, the Company is a party to claims and legal proceedings arising in the ordinary course of business. Our management evaluates its exposure to claims and proceedings individually and in the aggregate and provides for potential losses on such litigation if the amount of the loss is estimable and the loss is probable. We have been and may in the future be involved in legal proceedings, litigation, claims and investigations in the ordinary course of business. In addition, the nature of our business exposes us to claims related to, among others, lending and deposit activities, employment practices, contractual obligations and business operations.
There are no pending, or to management’s knowledge, any threatened legal proceedings that management believes to be material to our business, financial condition, or results of operation. Although the results of legal proceedings, claims and investigations in which we are or may be involved cannot be predicted with certainty, we do not believe that the final outcome of any such matters is reasonably likely to have a material adverse effect on our business, financial condition, results of operations or cash flows. Regardless of final outcomes, which can be uncertain, any such legal proceedings, claims and investigations may nonetheless impose a significant burden on management and employees and may come with costly defense costs or unfavorable preliminary and interim rulings.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Shareholder Matters
Trading Price and Volume
Our Common Stock currently trades on the OTC Markets Group LLC’s OTCQX under the symbol “WCCB.” OTC quotations reflect inter-dealer prices without retailer mark-up, mark-down or commission and may not necessarily represent actual transactions. Historically, there has been no regular or liquid market for our shares.
We have applied to list our Common Stock on the Nasdaq Capital Market under the symbol “WCCB” upon effectiveness of this Registration Statement.
Holders
As of ____, the Company had ___ shares of Common Stock outstanding and there were approximately ___ holders of record.
Dividends
The following table summarizes Bancorp’s cash dividends paid to its shareholders for the years ended December 31, 2025 and 2024.

	Year Ended December 31,
	2025	2024
First quarter		$0.17
Second quarter		$0.17
Third quarter		$0.17
Fourth quarter		$0.18
Total	$—	$0.69
On January 22, 2026, the Board of Directors of Bancorp announced a cash dividend of $0.23 per share on Bancorp’s outstanding Common Stock, payable on February 17, 2026 to shareholders of record as of February 10, 2026.
While we expect to continue to pay cash dividends in the future, the amount of future dividends will depend upon our earnings, financial condition, liquidity and capital requirements and future plans, and other factors deemed relevant, and will be at the discretion of the Board of Directors on a quarterly basis. Under the federal Prompt Corrective Action regulations, the Federal Reserve or the FDIC may prohibit a bank holding company from paying any dividends if the holding company’s bank subsidiary is classified as undercapitalized. As Bancorp is a bank holding company, its ability to pay cash dividends to our shareholders depends on the Bank’s ability to pay dividends to Bancorp. Refer to Note 16 - Regulatory Capital Matters of our audited consolidated financial statements, included elsewhere in this Registration Statement for further information on the statutory and regulatory limitations on the ability of the Company to pay dividends.

Equity Compensation Plans
The following table sets forth securities authorized for issuance as of December 31, 2025 with respect to equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrant and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	—	$—	—
2014 Omnibus Plan
2024 Equity-Based Compensation Plan
Issuer purchases of Equity Securities
On May 6, 2025, Bancorp announced the launch of a new Share Repurchase Program approved by its Board of Directors to repurchase up to $10 million of Common Stock in the open market or through privately negotiated transactions as market conditions warrant. Bancorp intends to fund repurchases with dividends from the Bank, as needed, and to execute repurchases in compliance with applicable federal and state securities laws and bank regulations including Rules 10b-18 and 10b5-1 as promulgated under the Exchange Act . The stock repurchase program may be suspended, terminated or modified at any time and will expire on June 30, 2026. The timing and amount of common stock repurchases made pursuant to the Share Repurchase Program are subject to various factors, including Bancorp’s capital position, liquidity, financial performance, alternative uses of capital, stock trading price, regulatory requirements, Bancorp’s blackout periods and general market conditions. Stock repurchases are accounted for as a reduction in equity. As of December 31, 2025, _____ shares had been repurchased at a weighted average cost per share of $_____ for a total of $_____.

Period	Number of Shares Repurchased	Average Cost per Share	Total Number of Shares Repurchased as Part of Publicly Announced Share Repurchase Program	Maximum $ of Shares that May Yet be Purchased Under the Program
2025:
January 1 to March 31
April 1 to June 30
July 1 to September 30
October 1 to December 31
Total

Item 10. Recent Sales of Unregistered Securities
The following information represents securities sold by the Company within the past three years through the date of this Registration Statement which were not registered under the Securities Act. Included are new issues, securities issued in exchange for property, services or other securities and new securities resulting from the modification of outstanding securities.
Share-Based Compensation
The Company maintains equity-based compensation plans for employees and non-employee directors to promote alignment with shareholder interests and support long-term performance objectives.
2003 Qualified Stock Option Plan
The Bank adopted a qualified stock option plan (the “Option Plan”) for employees, non-employee directors and Bank founders, under which a maximum of 1,000,404 shares of common stock was available be issued. The Option Plan calls for the exercise prices of the options to be equal to or greater than the fair market value of the stock at the time of grant. Options granted to Bank founders who are not also directors or Bank officers were fully vested upon the date of grant. All other options granted provide for daily vesting over the first four years of the option contract. All director and employee option contracts have expiration dates on the earlier of termination of service or 10 years from the date of grant. The Option Plan expired during 2014 and was replaced with the 2014 Omnibus Plan (the “Omnibus Plan”).
All options granted under the Option Plan have a 10-year term and have been issued with exercise prices at the fair market value of the underlying shares at the date of grant. The non-qualified stock option awards to the organizers vested 100% immediately, whereas regular stock option awards to directors and employees vest over a four-year period from the date the options were granted. The remaining 320 options were exercised in 2023 resulting in the plan having no shares remaining for issuance.
2014 Omnibus Equity Compensation Plan
The Bank adopted the 2014 Plan in May 2014, which remained in effect until February 19, 2024. The 2014 Plan permitted the grant of incentive stock options to employees and non-qualified stock options and restricted stock awards to officers and non-employee directors. The maximum number of shares of common stock authorized under the 2014 Plan was 939,940, of which 444,399 shares remained available for issuance when the plan expired in February 2024. The 2014 Plan has been replaced by the 2024 Plan and no additional awards can be granted from this plan. At December 31, 2025, options to purchase shares of the Company’s common stock totaling ___ at a weighted average price of ___ per share remain outstanding under the 2014 Plan. A copy of the 2014 Plan is included as an exhibit to this Registration Statement, see Exhibit 10.1.
2024 Equity-Based Compensation Plan
The Company adopted the 2024 Plan in May 2024, which will remain in effect until March 20, 2034. The plan authorizes the grant of incentive stock options to employees and non-qualified stock options, restricted stock awards, restricted share units, and performance share awards to officers and non-employee directors. The maximum number of shares of common stock that may be issued under the 2024 Plan is 1,000,000, of which ___ shares were available for future grants as of December 31, 2025.
Awards under the 2024 Plan are administered by the Compensation Committee of the Board, which determines the terms and conditions of each award, including vesting requirements and exercise prices, subject to the provisions of the Plan. A copy of the 2024 Plan is included as an exhibit to this Registration Statement, see Exhibit 10.2.
Set forth below is information for the years ended December 31, 2025, 2024, and 2023, concerning the issuance of shares under equity compensation plans. The issuances of these securities were exempt from the registration requirements of the Securities Act in reliance on Rule 701 and, prior to our holding company reorganization in 2024, Section 3(a)(2) of the Securities Act.

	2025	2024	2023
RSAs granted under 2024 Equity-Based Compensation Plan(1)		52,466	—
RSAs granted under 2014 Omnibus Equity Compensation Plan(1)		—	27,775
Options granted under 2014 Omnibus Equity Compensation Plan		—	35,000
Options exercised under 2014 Omnibus Equity Compensation Plan		30,847	22,392
Options exercised under 2003 Qualified Stock Option Plan		—	320
__________________
(1)RSAs do not vest until the performance and/or service period is complete. Holders of unvested RSAs granted under the 2024 Equity-Based Compensation Plan have voting rights and are entitled to dividends. Holders of unvested RSAs granted under the 2014 Omnibus Equity Compensation Plan do not have voting rights and are not entitled to dividends.
Issuance of Shares in Acquisition of 1st Capital Bancorp
Pursuant to the terms of the Agreement and Plan of Reorganization and Merger, dated as of May 20, 2024, by and among Bancorp, the Bank, 1st Capital Bancorp and 1st Capital Bank (the “1st Capital Merger Agreement”), Bancorp acquired all of the outstanding common shares of 1st Capital Bancorp, parent company for 1st Capital Bank, for an aggregate transaction value of $80.8 million. 1st Capital Bancorp merged with and into Bancorp and 1st Capital Bank merged with and into Bank on October 1, 2024. Pursuant to the terms of the 1st Capital Merger Agreement, 5,754,544 shares of 1st Capital Bancorp common stock were exchanged for an aggregate of 2,071,483 shares of Common Stock, representing an exchange ratio of 0.36 shares of Common Stock for each share of 1st Capital Bancorp common stock. The issuance of these securities was exempt from the registration requirements of the Securities Act under Section 3(a)(10), and the public fairness hearing process afforded by Section 25142 of the California Corporations Code.
Issuance of Securities in Holding Company Reorganization
In connection with the holding company reorganization that we completed on August 18, 2023, we issued 8,394,725 shares of common stock of the Bancorp, including unvested restricted stock of 4,990 shares, in exchange for an equal number of shares of common stock of the Bank. Additionally, we assumed stock options to purchase 316,769 shares of common stock of the Bank with a weighted average exercise price of $22.02, on a one-for-one basis. These shares, stock options and shares of restricted stock were not registered under the Securities Act, and were offered and sold in reliance upon the exemption from registration provided by Section 3(a)(12) of the Securities Act.

Item 11. Description of the Registrant’s Securities to be Registered
Description of the Company’s Securities
The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Company’s Articles of Incorporation and the Articles of Amendment to the Articles 3.1 and 3.2 of Incorporation (the “Articles”) and the Company’s Bylaws (the “Bylaws”), which are included as Exhibits, respectively, to this Registration Statement and applicable California law.
General
This Registration Statement relates to the Company’s Common Stock. The Company is authorized to issue 30,000,000 shares of Common Stock, of which there were ___ outstanding as of _____, 2026, the date of this Registration Statement. The Company’s authorized capital also consists of up to 10,000,000 shares of preferred stock, no par value (“Preferred Stock”) of which there were no shares issued or outstanding as of the date of this Registration Statement.
Common Stock
Voting Rights
Unless a record date for voting purposes is fixed as provided in Section 6.1 of Article VI of these bylaws, then, subject to the provisions of Sections 702 through 704 of the Corporations Code of California (relating to voting of shares held by a fiduciary, in the name of a corporation, or in joint ownership), only persons in whose names shares stand on the stock records of the corporation at the close of business on the business day next preceding the day on which notice of the meeting is given or if such notice is waived, at the close of business on the business day next preceding the day on which the meeting of shareholders is held, shall be entitled to vote at such meeting, and such day shall be the record date for such meeting. All votes must be by ballot. If a quorum is present, except with respect to election of directors, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on any matter shall be the act of the shareholders, unless the vote of a greater number or voting by classes is required by the California General Corporation Law, or the articles of incorporation. Subject to the requirements of the next sentence, every shareholder entitled to vote at any election for directors shall have the right to cumulate such shareholder’s votes and give one candidate a number of votes equal to the number of directors to be elected, multiplied by the number of votes to which the shareholder’s shares are entitled, or to distribute the shareholder’s votes on the same principle among as many candidates as the shareholder thinks fit. No shareholder shall be entitled to cumulate votes unless the candidate’s or candidates’ names have been placed in nomination prior to the voting and at least one shareholder has given notice at the meeting, prior to the voting, of such shareholder’s intention to cumulate the shareholder’s votes. If any one shareholder has given that notice, all shareholders may cumulate their votes for candidates in nomination. The candidates receiving the highest number of affirmative votes of the shares entitled to be voted for them up to the number of directors to be elected by those shares are elected; votes against the director and votes withheld shall have no legal effect.
Dividend Rights
Holders of common stock are entitled to receive dividends as and when declared by the Board out of funds legally available for that purpose, subject to any preferential rights of outstanding preferred stock. The Board may, to the extent of such earnings and our net capital requirements and subject to the provisions of the California Financial Code, declare and pay a portion of such earnings to its shareholders as dividends. Any declaration and payment of dividends will depend upon the Company’s earnings, financial condition, capital requirements, and other factors deemed relevant by the Board. If any preferred stock is outstanding, holders of such preferred stock may be entitled to receive dividends before any dividends are paid on the common stock, in accordance with the terms of the preferred stock.

Liquidation Rights
Upon any liquidation or dissolution of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of the Company’s liabilities and after satisfaction of any liquidation preferences of outstanding preferred stock, if any, in accordance with the terms of such preferred stock. The rights of preferred shareholders to receive any liquidation preference, and the amount and priority of any such preference, will be determined by the terms established for each series of preferred stock at the time of issuance. After payment of all creditors and any liquidation preferences of preferred stock as set forth in the applicable terms, any remaining assets will be distributed to common shareholder on a pro rata basis according to the number of shares held.
Preferred Stock
The Company is authorized to issue up to 10,000,000 shares of preferred stock, which may be issued from time to time in one or more series. The Board has the authority, without further action by shareholders, to determine the number of shares constituting each series and to establish the rights, preferences, privileges, and restrictions of each series, including dividend rates, redemption provisions, liquidation preferences, conversion rights, voting rights, and any other terms. The specific terms of any preferred stock issued will be described in the applicable prospectus supplement or filing at the time of issuance. No shares of preferred stock are outstanding as of the date of this filing.
No Preemptive or Conversion Rights; Redemption and Assessment
Shareholders of the Company do not have preemptive rights. Shares of Common Stock and Preferred Stock are fully paid and non-assessable. The Board may designate conversion or redemption rights for future series of Preferred Stock, but no such rights currently exist for any outstanding shares.
Forum Selection
The Company’s Bylaws do not contain a provision designating an exclusive forum for the resolution of legal actions involving the Company.
Anti-Takeover Provisions
Authorized Preferred Stock. The Company’s Articles of Incorporation authorize the Board to issue, without further shareholder approval, up to 10,000,000 shares of preferred stock in one or more series, with such rights, preferences, privileges, and restrictions as may be determined by the Board. The availability of authorized but unissued preferred stock provides the Board with the flexibility to issue such shares with terms that could, among other things, impede or discourage an attempt to acquire control of the Company, including through the issuance of preferred stock with voting, conversion, or other rights or preferences that could dilute the voting power or other rights of existing shareholders.
Limitation on Right to Call a Special Meeting of Shareholders. The Company’s Bylaws provide that special meetings of shareholders may only be called by the Chairman of the board of directors, the President, the board of directors or by a holder or holders of not less than 10% of Bancorp’s outstanding shares of capital stock entitled to vote for the purpose or purposes for which the meeting is being called.
Advance Notice Provisions. Bancorp’s Bylaws require that any shareholder nominations for director must be made in accordance with the provisions of the Bylaws, which generally require, among other things, that a shareholder notify the Company in writing of their intent to nominate a candidate for election as a director not less than 10 days after the date of mailing notice of the meeting to shareholders nor more than 21 days prior to the shareholder meeting. The notice must include the information specified in the Bylaws and the proposing or nominating shareholder and any nominee(s) are required to follow the procedures set forth in the Bylaws.
Removal of Directors and Board Vacancies. The Company’s Articles provide that directors may only be removed by the Company’s shareholders for cause and only with the affirmative vote of at least two-thirds of the outstanding shares entitled to vote. A vacancy on the board may be deemed to exist (i) in case of the death, resignation or removal of any director, (ii) if a director has been declared of unsound mind by order of court or convicted of a felony, (iii) if the authorized number of directors be increased, or (iv) if the shareholders fail, at any annual or special meeting of shareholders at which any director or directors are elected, to elect the full authorized number of directors to be voted for at that meeting.
Vacancies on the board, except for a vacancy created by the removal of a director, maybe filled by a majority of the remaining directors, or, if the number of directors then in office is less than a quorum, by (1) the unanimous written consent of the directors then in office, (2) the affirmative vote of a majority of the directors then in office at a meeting held pursuant to notice or waivers of notice complying with Article III, Sections 3.7 or 3.8 or (3) a sole remaining director, and each director so elected shall hold office until such director’s successor is elected at an annual or a special meeting of the shareholders. A vacancy in the board created by the removal of a director may only be filled by the vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present, or by the written consent of the holders of all of the outstanding shares.
The shareholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors. Any such election by written consent (except to fill a vacancy created by removal) shall require the consent of holders of a majority of the outstanding shares entitled to vote.
Any director may resign effective upon giving written notice to the chairman of the board, the president, the secretary or the board of the corporation, unless the notice specifies a later time for the effectiveness of such resignation. If the resignation is effective at a future time, a successor may be elected to take office when the resignation becomes effective.
If, after the filling of any vacancy by the directors, the directors then in office who have been elected by the shareholders shall constitute less than a majority of the directors then in office, then both of the following shall be applicable: (1) Any holder or holders of an aggregate of 5 percent or more of the total number of shares at the time outstanding having the right to vote for those directors may call a special meeting of shareholders, or (2) The superior court of the proper county shall, upon application of such shareholder or shareholders, summarily order a special meeting of shareholders, to be held to elect the entire board. The term of office of any director shall terminate upon that election of a successor.
No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director’s term of office.
Voting Provisions. The Articles do not provide for certain heightened voting thresholds needed to consummate a change in control transaction, such as a merger, the sale of substantially all of the Company’s assets or other similar transaction. Accordingly, under the California General Corporation Law (the “CGCL”), a reorganization requiring shareholder approval or a sale of all or substantially all of the Company’s assets would require the affirmative approval of the holders of shares of the Company’s capital stock having at least a majority of the voting power of all outstanding capital stock entitled to vote thereon.
California and Federal Banking Law. Section 1203 of the CGCL includes provisions that may have the effect of deterring hostile takeovers or delaying or preventing control or management of the Company. If an “interested party” makes an offer to purchase the shares of some or all of the Company’s shareholders, the Company must obtain an affirmative opinion in writing as to the fairness of the offering price prior to completing the transaction. California law considers a person to be an “interested party” if the person directly or indirectly controls a company, if the person is directly or indirectly controlled by one of the company’s officers or directors, or if the person is an entity in which one of the company’s officers or directors holds a material financial interest. If after receiving an offer from such an “interested party” the Company receives a subsequent offer from a neutral third party, then the Company must notify its shareholders of this offer and afford each of them the opportunity to withdraw their consent to the “interested party” offer.
The Bank Holding Company Act of 1956, as amended, generally prohibits any company that is engaged in operations other than financial activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of a bank holding company, such as the Company. “Control” is generally defined as ownership of 25% or more of any class of voting stock of a company or other having a controlling influence. In addition, any existing bank holding company would need the prior approval of the Federal Reserve before acquiring 5% or more of the Company’s voting stock. The Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring control of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. In certain circumstances, control is rebuttably presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities of the Company.
The foregoing provisions of California and federal law could make it more difficult for a third party to acquire a majority of the Company’s outstanding voting stock by discouraging a hostile bid, by delaying, preventing or deterring a merger, acquisition or tender offer in which the Company’s shareholders could receive a premium for their shares, or by effecting a proxy contest for control of the Company or other changes in management.
Transfer Agent
The transfer agent for the Company’s Common Stock is Computershare Trust Company, N.A., 250 Royall Street, Canton, Massachusetts 02021.

Item 12. Indemnification of Directors and Officers
West Coast Community Bancorp, as a California corporation, is subject to the CGCL, which provides a detailed statutory framework covering indemnification of any officer or other agent of a corporation who is made or threatened to be made a party to any legal proceeding by reason of his or her services on behalf of such corporation.
With respect to indemnification, the CGCL provides that to the extent any officer, director or other agent of a corporation is successful “on the merits” in defense of any legal proceeding to which such person is a party or is threatened to be made a party by reason of his or her service on behalf of such corporation or in defense of any claim, issue, or matter therein, such agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith, but does not require indemnification in any other circumstance. The CGCL also provides that a corporation may indemnify any agent of the corporation, including officers and directors, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in a third party proceeding against such person by reason of his or her services on behalf of the corporation, provided the person acted in good faith and in a manner he or she reasonably believed to be in the best interests of such corporation. The CGCL further provides that in derivative suits a corporation may indemnify such a person against expenses incurred in such a proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation and its shareholders. Indemnification is not available in derivative actions (i) for amounts paid or expenses incurred in connection with a matter that is settled or otherwise disposed of without court approval or (ii) with respect to matters for which the agent shall have been adjudged to be liable to the corporation unless the court shall determine that such person is entitled to indemnification.
The CGCL permits the advancing of expenses incurred in defending any proceeding against a corporate agent by reason of his or her service on behalf of the corporation upon the giving of a promise to repay any such sums in the event it is later determined that such person is not entitled to be indemnified. Finally, the CGCL provides that the indemnification provided by the statute is not exclusive of other rights to which those seeking indemnification may be entitled, by bylaw, agreement or otherwise, to the extent additional rights are authorized in a corporation’s articles of incorporation. The law further permits a corporation to procure insurance on behalf of its directors, officers and agents against any liability incurred by any such individual, even if a corporation would not otherwise have the power under applicable law to indemnify the director, officer or agent for such expenses.
Our Bylaws provide that we shall indemnify any person who is or was our director or officer, or who was serving at our request as a director or officer of another entity, to the fullest extent authorized by law. Our Bylaws further provide that we shall advance expenses incurred in defending any such proceeding prior to its final disposition, subject to receipt of an undertaking by or on behalf of the indemnified person to repay all amounts advanced if it is ultimately determined that such person is not entitled to indemnification.
In addition, we have entered into Indemnification Agreements with various of our officers and directors, the form of which is incorporated herein by reference to Exhibit 10.6. The Indemnification Agreements require that West Coast Community Bancorp and/or West Coast Community Bank, among other things, (i) indemnify its directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from actions not taken in good faith or in a manner the indemnitee believed to be opposed to our best interests), (ii) advance the expenses such directors or executive officers may incur as a result of or in connection with the defense of any proceeding brought against them as to which they could be indemnified, subject to an undertaking by the indemnified party to repay such advances if it is ultimately determined that he or she is not entitled to indemnification, and (iii) obtain officers’ & directors’ liability insurance if available on reasonable terms.
We maintain directors’ and officers’ liability insurance that provides coverage for certain liabilities, including liabilities arising under the Securities Act of 1933 and the Securities Exchange Act of 1934.
The foregoing summary is qualified in its entirety by reference to our Articles of Incorporation and Bylaws, which are filed as exhibits to this registration statement, and to the relevant provisions of the CGCL.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, or controlling persons under any of the foregoing provisions, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In addition, our ability to provide indemnification is subject to limitations under federal banking laws and regulations, including Section 18(k) of the Federal Deposit Insurance Act and related FDIC regulations, which prohibit indemnification payments in certain circumstances, such as when a director or officer is assessed a civil money penalty or removed from office.
Item 13. Financial Statements and Supplementary Data
The Company’s Consolidated Financial Statements, including the notes thereto, and the report of the independent registered public accounting firm thereon, are included under Item 15. Financial Statements and Exhibits, of this Registration Statement and are incorporated herein by reference.
Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
None.
Item 15. Financial Statements and Exhibits
(a)FINANCIAL STATEMENTS: The financial statements are filed as part of this registration statement and begin on page F-1 immediately before the signature page hereto.

(b)EXHIBITS: The following exhibits are included as part of this Registration Statement:

Exhibit No.	Description
2.1	Agreement and Plan of Reorganization and Merger, dated May 20, 2024 by and among West Coast Community Bancorp, Santa Cruz County Bank, 1st Capital Bancorp and 1st Capital Bank
3.1*	Articles of Incorporation of West Coast Community Bancorp
3.2*	Amended and Restated Bylaws of West Coast Community Bancorp
4.1*	Form of Subordinated Note
4.2*	Specimen certificate for the Common Stock of West Coast Community Bancorp.
10.1*+	2014 Omnibus Plan, and form of award agreements thereto
10.2*+	2024 Equity Based Compensation Plan, and form of award agreements thereto
10.3*+	Employment Agreement dated January 1, 2026, by and between West Coast Community Bank and Krista Snelling
10.4*+	Employment Agreement, dated October 27, 2022, by and between West Coast Community Bank and Min Cecilia Situ
10.5*+	Employment Agreement, dated April 21, 2021, by and between West Coast Community Bank and Angelo De Bernardo
10.6*+	Form of Indemnification Agreement for Directors and Executive Officers
10.7*+	Salary Continuation Agreement, dated September 1, 2020, by and between West Coast Community Bank and Angelo DeBernardo
10.8*+	Salary Continuation Agreement, dated August 3, 2021, by and between West Coast Community Bank and Krista Snelling
10.9*+	Salary Continuation Agreement, dated May 1, 2025, by and between West Coast Community Bank and Min Cecilia Situ
10.10*+	Split Dollar Life Insurance Agreement, dated September 1, 2020, by and between West Coast Community Bank and Angelo DeBernardo
10.11*+	Split Dolloar Life Insurance Agreement, dated August 3, 2021, by and between West Coast Community Bank and Krista Snelling
10.12*+	Split Dollar Life Insurance Agreement, dated December 16, 2025, by and between West Coast Community Bank and Min Cecilia Situ
21 *	Subsidiaries of West Coast Community Bancorp
__________________
* To be filed by amendment
+ Indicates management contract or compensatory plan

Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors of West Coast Community Bancorp
Santa Cruz, California

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of West Coast Community Bancorp (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Crowe LLP
Crowe LLP
We have served as the Company's auditor since 2011.

Sacramento, California
February 13, 2026

WEST COAST COMMUNITY BANCORP
CONSOLIDATED BALANCE SHEETS
As of December 31, 2024 and 2023
Dollar amounts in thousands, except per share data

	2024	2023
ASSETS
Cash and cash equivalents	$84,758	$33,938
Interest-bearing deposits in other financial institutions	249	10,457
Debt securities available for sale (amortized cost $419,237 and $277,570 at December 31, 2024 and 2023, respectively, net of allowance of credit losses of $0)	400,473	262,566
Debt securities held to maturity, net of allowance for credit losses of $0 (fair value $6,805 and $7,342 at December 31, 2024 and 2023, respectively)	7,273	7,585
Loans held for sale	—	33,696
Loans	2,045,215	1,377,597
Less: Allowance for credit losses on loans	(31,622)	(23,943)
Loans, net of allowance	2,013,593	1,353,654
Non-marketable equity investments, at cost	15,355	8,897
Premises and equipment, net	9,397	11,030
Goodwill	40,054	25,762
Core deposit intangible asset, net	28,051	1,671
Bank-owned life insurance	27,550	18,059
Accrued interest receivable and other assets	53,675	27,047
Total assets	$2,680,428	$1,794,362

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
Noninterest-bearing	$1,014,263	$576,456
Interest-bearing	1,296,220	938,634
Total deposits	2,310,483	1,515,090

Federal funds purchased	—	32,500
Subordinated debentures	11,608	—
Accrued interest payable and other liabilities	25,356	16,736
Total liabilities	2,347,447	1,564,326

Commitments and contingencies (see Note 17 - "Loan Commitments and Other Related Activities")
Shareholders' equity
Preferred stock, no par value; 10,000,000 shares authorized; no shares issued or outstanding at December 31, 2024 and 2023	—	—
Common stock, no par value; 30,000,000 shares authorized; 10,556,467 and 8,406,680 shares issued at December 31, 2024 and 2023, respectively	204,787	122,597
Retained earnings	140,672	117,263
Accumulated other comprehensive loss, net of taxes	(12,478)	(9,824)
Total shareholders' equity	332,981	230,036
Total liabilities and shareholder's equity	$2,680,428	$1,794,362

WEST COAST COMMUNITY BANCORP
CONSOLIDATED STATEMENTS OF INCOME
As of December 31, 2024 and 2023
Dollar amounts in thousands, except per share data

	2024	2023
Interest income
Loans, including fees	$111,315	$88,759
Interest-bearing deposits in other financial institutions	2,018	1,199
Taxable securities	5,381	4,212
Tax-exempt securities	923	223
Federal funds sold	—	10
Total interest income	119,637	94,403

Interest expense
Deposits	24,142	11,506
Subordinated debentures	237	—
Federal Home Loan Bank advances and other borrowings	130	643
Total interest expense	24,509	12,149
Net interest income before provision for credit losses	95,128	82,254
Provision for credit losses on loans	6,929	554
Provision for credit losses on unfunded loan commitments	110	859
Net interest income after provision for credit losses	88,089	80,841

Noninterest income
Service charges on deposits	681	471
Loan servicing fees	568	728
ATM fee income	883	885
Earnings on bank-owned life insurance	548	454
Dividends on non-marketable equity securities	844	510
(Loss) gain on sale of assets	(507)	220
Other	1,036	814
Total noninterest income	4,053	4,082

Noninterest expense
Salaries and employee benefits	24,611	19,699
Occupancy	2,685	2,347
Furniture and equipment	2,688	2,291
Marketing, business development and shareholder-related expense	1,035	834
Data and item processing	2,229	1,939
Regulatory assessments, including federal deposit insurance	1,054	958
Amortization of core deposit intangibles	1,320	363
Professional fees	1,310	1,259
Acquisition-related expense	7,050	—
Other	6,223	5,463
Total noninterest expense	50,205	35,153

Income before income taxes	41,937	49,770
Income tax expense	12,358	14,620
Net income	$29,579	$35,150

Earnings per share
Basic	$3.32	$4.19
Diluted	$3.28	$4.17

WEST COAST COMMUNITY BANCORP
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
As of December 31, 2024 and 2023
Dollar amounts in thousands, except per share data

	2024	2023
Net income	$29,579	$35,150

Other comprehensive income

Unrealized (losses) gains on securities
Change in unrealized losses on available-for-sale securities	(3,760)	8,959
Amortization of net unrealized losses on securities transferred from available for sale to held to maturity	—	1
Tax effect	1,112	(2,649)
Net of tax	(2,648)	6,311

Defined benefit pension plans
Actuarial net gain arising during the period	91	158
Reclassification adjustment for amortization of net gain included in net periodic pension cost	(99)	(78)
Tax effect	2	(24)
Net of tax	(6)	56

Total other comprehensive (loss) income	(2,654)	6,367
Comprehensive income	$26,925	$41,517

WEST COAST COMMUNITY BANCORP
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
As of December 31, 2024 and 2023
Dollar amounts in thousands, except per share data

	Shares	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2022	8,477,272	$124,628	$89,239	$(16,191)	$197,676
Cumulative effect of change in accounting principle: adoption of ASU 2016-13 (see Note 1)	—	—	(3,263)	—	(3,263)
Net income	—	—	35,150	—	35,150
Stock repurchased (see Note 15)	(121,079)	(2,999)	—	—	(2,999)
Other comprehensive income	—	—	—	6,367	6,367
Cash dividends declared ($0.46 per share)	—	—	(3,863)	—	(3,863)
Stock-based compensation	—	725	—	—	725
Exercise of stock options	22,712	243	—	—	243
Restricted stock awards granted	27,775	—	—	—	—
Balance at December 31, 2023	8,406,680	122,597	117,263	(9,824)	230,036

Net income	—	—	29,579	—	29,579
Issuance of common stock in business combination	2,071,483	80,788	—	—	80,788
Stock repurchased	(254)	(7)	—	—	(7)
Excise tax from stock repurchase	—	(21)	—	—	(21)
Other comprehensive income	—	—	—	(2,654)	(2,654)
Cash dividends declared ($0.69 per share)	—	—	(6,170)	—	(6,170)
Stock-based compensation	—	854	—	—	854
Exercise of stock options	30,847	576	—	—	576
Restricted stock awards granted	47,711	—	—	—	—
Balance at December 31, 2024	10,556,467	$204,787	$140,672	$(12,478)	$332,981

WEST COAST COMMUNITY BANCORP
CONSOLIDATED STATEMENTS OF CASH FLOWS
As of December 31, 2024 and 2023
Dollar amounts in thousands, except per share data

	2024	2023
Cash flows from operating activities
Net income	$29,579	$35,150
Adjustments to reconcile net income to net cash from operating activities
Provision for credit losses on loans	6,929	554
Provision for credit losses on unfunded loan commitments	110	859
Depreciation and amortization of premises and equipment	1,289	1,363
Amortization of core deposit intangibles	1,320	363
Net amortization for interest-bearing deposits in other financial institutions	9	29
Net amortization of securities	129	1,618
Accretion of the discount on acquired loans, net of amortization	(4,085)	(341)
Deferred income tax (benefit) expense	(1,012)	140
Net loss on sale of securities	—	30
Accretion of fair value discount on subordinated debentures	87	—
Accretion of fair value discount on time deposits	99	—
Stock-based compensation expense	854	725
Earnings on bank-owned life insurance	(548)	(454)
Stock dividends from equity investments	(5)	(5)
Originations of loans held for sale	(19,564)	(15,889)
Loss (gain) on sale/disposal of premises and equipment	507	(249)
Non-cash lease (gain) expense	(4)	12
Deferred post-retirement benefit expense	—	322
Decrease in deferred loan fees, net of costs	328	1,153
Decrease (increase) in accrued interest receivable and other assets	7,957	(740)
Decrease in accrued interest payable and other liabilities	(248)	(529)
Net cash from operating activities	23,731	24,111

Cash flows from investing activities
Net cash and cash equivalents acquired in acquisition	43,110	—
Net change in interest-bearing deposits in other financial institutions	10,199	24,204
Available-for-sale securities:
Sales	28,359	17,195
Maturities, prepayments, calls and principal repayments	94,895	57,340
Purchases	(6,691)	(9,042)
Held-to-maturity securities:
Maturities, prepayments, calls and principal repayments	338	1,219
Purchases	—	(5,949)
Loan originations and payments, net	(6,790)	(130,643)
Purchases of premises and equipment	(942)	(1,272)
Purchases of non-marketable equity investments	(1,257)	(261)
Proceeds from sale of premises and equipment	1,911	4,154
Net cash from investing activities	163,132	(43,055)

WEST COAST COMMUNITY BANCORP
CONSOLIDATED STATEMENTS OF CASH FLOWS
As of December 31, 2024 and 2023
Dollar amounts in thousands, except per share data

	2024	2023
Cash flows from financing activities
Decrease in deposits	(97,921)	(15,692)
(Repayment of) proceeds of borrowings	(32,500)	32,500
Cash dividends paid	(6,170)	(3,863)
Proceeds from exercise of stock options, including tax benefit	576	243
Cash paid for stock repurchases	(7)	(2,999)
Excise tax from stock repurchase	(21)	—
Net cash from financing activities	(136,043)	10,189

Net change in cash and cash equivalents	50,820	(8,755)
Beginning cash and cash equivalents	33,938	42,693
Ending cash and cash equivalents	$84,758	$33,938

Supplemental cash flow information
Interest paid	$24,194	$11,345
Income taxes paid	$13,825	$13,820

Supplemental noncash disclosure
Transfer from loans held for sale to portfolio loans	$21,527	$25,532
Assets acquired in business combination (see Note 18)
Fair value of assets acquired, excluding cash and cash equivalents	$(936,877)	$—
Fair value of stock consideration	$80,788	$—
Fair value of liabilities assumed	$913,491	$—
Goodwill from acquisition	$(14,292)	$—

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations: West Coast Community Bank (the “Bank”), rebranded from Santa Cruz County Bank in 2025, is a California state-chartered bank and was incorporated on September 10, 2003. The Bank commenced banking operations on February 3, 2004, upon receipt of final regulatory approval and is an insured bank by the Federal Deposit Insurance Corporation (“FDIC”). West Coast Community Bancorp (“Bancorp”) was incorporated in the State of California on November 10, 2009. The Bancorp obtained approval from the Board of Governors of the Federal Reserve System on June 2, 2023, to become a bank holding company and became the sole shareholder of the Bank on August 18, 2023, through a reorganization agreement, pursuant to which all the outstanding common stock of the Bank was exchanged for an equal number of shares of common stock of the Bancorp. This reorganization was considered a transaction between entities under common control. As a result, the historical operations of the Bank are deemed to be those of the Bancorp. Accordingly, the financial statements included in this report reflect (i) the historical operating results of the Bank prior to the reorganization; (ii) the consolidated results of the Bancorp and the Bank subsequent to the reorganization; and (iii) the assets and liabilities of the Bancorp and the Bank at their historical carrying amounts. No step-up in basis of assets, including intangible assets or goodwill, was recorded as a result of the reorganization. Upon formation of the holding company, Bancorp became subject to regulation under the Bank Holding Company Act of 1956, as amended, and reporting and examination requirements by the Board of Governors of the Federal Reserve System. The Bank is subject to regulations and undergoes periodic examinations by the Department of Financial Protection and Innovation and the FDIC.
On October 1, 2024, Bancorp acquired 100% of the outstanding common shares of 1st Capital Bancorp, parent company for 1st Capital Bank.
Basis of Presentation: The consolidated financial statements include West Coast Community Bancorp and its wholly owned subsidiary, West Coast Community Bank (formerly Santa Cruz County Bank and its 1st Capital Bank division), together referred to as “the Company”, “we,” “our,” or “us”. Significant intercompany transactions and balances are eliminated in consolidation. Our accounting and reporting policies conform to U.S. generally accepted accounting principles ("GAAP"), general practice, and regulatory guidance within the banking industry.
Virtually all our business is conducted through Bancorp's subsidiary, the Bank, which is headquartered in Santa Cruz, California, and offers a full range of commercial and personal banking products and services to residents and businesses in Santa Cruz County and adjacent Monterey, San Luis Obispo and Santa Clara counties, through our ten full-service offices located in Aptos, Capitola, Cupertino, King City, Monterey, Salinas, San Luis Obispo, Santa Cruz, Scotts Valley and Watsonville. Our primary deposit products are checking, savings accounts, and our primary lending products are commercial, commercial real estate, construction, multifamily, and agriculture loans. Bank lending products also include various government guarantee programs such as Small Business Administration (“SBA”) 7(a) and 504 programs, as well as US Department of Agriculture (“USDA”) programs. Our largest industry concentration is in hotels and lodging, as commercial real estate loans with hotel-related collateral as well as commercial loans to hotel and related borrowers composed 14% of total outstanding loans as of December 31, 2024. The single largest borrower had combined outstanding and unfunded commitments that represented 3% of total outstanding loans as of December 31, 2024.
Acquisition Accounting: Acquisitions are accounted for under the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805. Purchased assets, including identifiable intangible assets, and assumed liabilities are recorded at their respective acquisition date fair values. If the fair value of net assets purchased exceeds the consideration given, a bargain purchase gain is recognized. If the consideration given exceeds the fair value of the net assets received, goodwill is recognized. Acquisition related costs, such as severance, data processing expenses and contract termination fees, are expensed as incurred.
Presentation of Notes 2 to 20: All dollar amounts presented in the tables in Notes 2 to 20 are in thousands, unless otherwise indicated, except per share information. Dollar amounts in paragraphs are in whole dollars, unless otherwise indicated.
Subsequent Events: We have evaluated subsequent events for recognition and disclosure from December 31, 2024, through February 13, 2026, which is the date the financial statements were available to be issued. No

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
subsequent events occurred requiring adjustment or disclosure, except that, during 2025, the Board of Directors declared quarterly cash dividends of $0.19, $0.20, $0.21 and $0.22 per common share for shareholders of record as of February 5, 2025, April 29, 2025, August 5, 2025 and November 4, 2025, respectively, which were paid during 2025, in the aggregate amount of $8,653,000.
Lastly, on January 22, 2026, the Board of Directors declared a cash dividend of $0.23 per common share for shareholders of record as of February 10, 2026, which was paid on February 17, 2026.
Use of Estimates: The preparation of these financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ from those estimates. The allowance for credit losses is a critical accounting estimate reflected in the Company’s consolidated financial statements. Other significant accounting estimates include fair value measurements, goodwill impairment, fair value of assets acquired via business combinations, valuation of servicing assets and deferred tax asset valuation.
Cash Flows: For purposes of reporting cash flows, cash and cash equivalents include cash, due from banks, federal funds sold and deposits with other financial institutions with maturities at origination fewer than 90 days. Federal funds are sold for a one-day period and are highly liquid investments. Net cash flows are reported for client loan and deposit transactions, interest-bearing deposits in other financial institutions with maturities shorter than 90 days at origination and federal funds purchased.
Interest-bearing Deposits in Other Financial Institutions: Interest-bearing deposits in other financial institutions that mature beyond 90 days at origination are carried at amortized cost.
Debt Securities: Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value with unrealized holding gains and losses reported, net of tax in accumulated other comprehensive income. At the time of purchase, we designate securities as either held to maturity or available for sale based on its investment objectives, operational needs and intent.
Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method to prepayment date for mortgage-backed securities where prepayments are anticipated. For callable debt securities purchased at a premium, premiums are amortized to the earliest call date. Realized gains and losses on sales are recorded on the settlement date and determined using the specific identification method.
Securities transferred from the available for sale to held to maturity are recorded at fair value at the date of transfer. Unrealized holding gains or losses on the date of transfer are included in the balance of accumulated other comprehensive income (losses), net of tax. The unrealized gains or losses are amortized over the remaining life of the securities as yield adjustments in a manner consistent with the amortization or accretion of purchase premiums or discounts.
Allowance for Credit Losses on Debt Securities: The allowance for credit losses on held-to-maturity securities is a contra-asset valuation account that is deducted from the amortized cost basis of held-to-maturity securities to present the net amount expected to be collected. Management measures expected credit losses on held-to-maturity debt securities on a collective basis for securities with similar risk characteristics using historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. Securities that are determined to be uncollectible are written off against the allowance for credit losses.
For available-for-sale debt securities in an unrealized loss position, we first assess whether we intend to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security’s amortized cost basis is written down to fair value through income. For debt securities available for sale that do not meet these conditions, we evaluate whether the decline in fair value has resulted from credit losses or other factors. In making this assessment,

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, to the extent that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. Changes in the allowance for credit losses are recorded as credit loss expense (or reversal). Losses are charged against the allowance when management believes the uncollectability of an available-for-sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met.
Accrued interest receivable on debt securities is excluded from the estimate of credit losses. A debt security is placed on nonaccrual status at the time any principal or interest payments become contractually past due more than ninety days delinquent, or management does not expect full payment of principal and interest. Interest accrued but not received for a security placed on nonaccrual is reversed against interest income. There were no nonaccrual debt securities recorded in the consolidated financial statements for year ended 2024 or 2023. The Bank did not record an allowance for credit losses on available for sale or held to maturity investment securities upon the adoption of CECL, as the investment portfolio consisted primarily of debt securities backed by the U.S. government and high credit quality obligations of state and political subdivisions as well as corporate bonds. Refer to Note 2, Debt Securities, for more information.
Loans Held for Sale: Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. These loans are generally held for approximately one and a half years from their origination date at which time they are reclassified to loans for held for investment at the lower of cost or fair value.
Loans held for sale are generally sold with servicing rights retained. The carrying value of loans sold is reduced by the amount allocated to the servicing right. If the loans are sold with servicing retained, the fair value of the servicing asset or liability is recorded on the balance sheet. Gains and losses on the sold portion of the loans are recognized at the time of sale based on the difference between the sale proceeds and the carrying value of the related loans sold.
Loans: Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff, are reported at the amount of unpaid principal balances outstanding, net of deferred loan fees and costs, and an allowance for credit losses. Interest income is accrued on the unpaid principal balance daily and credited to income as it is earned. When a loan pays off or is sold, any unamortized balance of any related premiums, discounts, loan origination fees, and direct loan origination costs is recognized in income. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income over the expected life of the loan using a method that approximates the level yield method without anticipating prepayments.
Interest income on loans is generally discontinued and placed on nonaccrual status at the time the loan is 90 days delinquent or when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful unless the loan is well-secured and in the process of collection. Past-due status is based on the contractual terms of the loan. A loan is moved to nonaccrual status in accordance with the loan policy, typically after 90 days of non-payment. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.
When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest received on such loans is accounted for on the cash-basis method and recognized only to the extent that cash is received and where the future collection of principal is probable, until qualifying for return to accrual. Generally, loans will be restored to an accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
Concentration of Credit Risk: Approximately 60% of the Bank’s business activity is with borrowers using credit within Santa Cruz and Monterey counties. Therefore, exposure to credit risk is significantly affected by changes in the economies of the Santa Cruz County and Monterey County areas.
Purchased Credit Deteriorated (“PCD”) Loans: Through bank acquisitions, the Company has acquired loans, some of which have experienced more than insignificant credit deterioration since origination. PCD loans are recorded at the fair value at acquisition date. An allowance for credit losses is determined using the same methodology as other loans held for investment. The initial allowance for credit losses determined on a collective basis is allocated to individual loans. The sum of the loan’s purchase price and allowance for credit losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through credit loss expense.
Upon adoption of ASC 326, the Company elected to maintain pools of loans that were previously accounted for under ASC 310-30 and will continue to account for these pools as a unit of account. Loans are only removed from the existing pools if they deteriorate to a substandard loan, are written off, paid off or sold. Upon adoption of ASC 326, the allowance for credit losses was determined for each pool and added to the pool’s carrying amount to establish a new amortized cost basis. The difference between the unpaid principal balance of the pool and the new amortized cost basis is the noncredit premium or discount which will be amortized into interest income over the remaining life of the pool. Changes to the allowance for credit losses after adoption are recorded through credit loss expense.
Allowance for Credit Losses on Loans (“ACL”): The ACL is a valuation account that is deducted from the amortized cost basis of the loan portfolio at the balance sheet date to present the net amount of loans expected to be collected. Amortized cost does not include accrued interest, which management elected to exclude from the estimate of expected credit losses. The Company accounts for credit losses on loans in accordance with ASC 326, Financial Instruments – Credit Losses, which requires the Company to record an estimate of expected lifetime credit losses for loans at the time of origination or acquisition. The ACL is maintained at a level deemed appropriate by management to provide for expected credit losses in the portfolio as of the date of the consolidated statements of financial condition. Estimating expected credit losses requires management to use relevant forward-looking information, including the use of reasonable and supportable forecasts. On a quarterly basis, management conducts estimations for the ACL, employing relevant information sourced both internally and externally. This information encompasses data on past events, current conditions and reasonable and supportable forecasts. This process aligns with established financial disclosure practices, ensuring a comprehensive and transparent representation of the allowance determination.
The ACL consists of general and specific reserves. The measurement of the ACL for general reserves on loans is performed by collectively evaluating loans with similar risk characteristics. The ACL is measured through the use of a discounted cash flow model that incorporates estimates and assumptions for probability of default and loss given default, which are impacted by forecasts of macroeconomic conditions such as those associated with gross domestic product (“GDP”) and the level of unemployment. We forecast future expected credit losses over a period of four quarters, which we believe is reasonable and supportable, followed by reversion to historical averages over a period of four quarters. Estimates of future cash flows are discounted at the loan’s effective interest rate, adjusted for estimates of prepayments.
The specific reserve component of the ACL is attributed to the individual evaluation of loans that do not share risk characteristics similar to others in the loan portfolio. Loans exhibiting risk characteristics distinct from pooled loans undergo individual credit loss assessments and specific reserves are established when appropriate and are excluded from the general pools. This evaluation typically encompasses nonaccrual loans, collateral-dependent loans, certain restructured loans and loans graded as substandard or worse by management. The ACL for individually evaluated loans is determined through the use of a discounted cash flow analysis, or through estimates of a loan’s underlying collateral for loans deemed to be collateral dependent.
The allowance is established through a provision for credit losses, which is charged to expense. Additions to the allowance are expected to maintain the adequacy of the total allowance after credit losses and loan growth. Loan

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
losses are charged against the allowance when management believes a loan balance is uncollectible. Cash received on previously charged-off amounts is recorded as a recovery to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, forecasted economic conditions and other factors.
As of December 31, 2023, the Company utilized the average-charge-off method to measure the estimated lifetime credit losses. As of December 31, 2024, the Company transitioned to a discounted-cash-flow model for determining the estimated lifetime credit losses, which includes, among other things, the following main components: (i) the use of Probability of Default and Loss Given Default assumptions; (ii) a macroeconomic forecast, (iii) an initial, reasonable and supportable forecast period of four quarters for all loan segments; and (iv) a four-quarter reversion to long-run averages for each economic factor then using historical averages beyond that period. To support the macroeconomic forecast, we chose to utilize national gross domestic product (“GDP”) and unemployment rates as the economic forecasts. The forecasted GDP and Unemployment Rate are sourced from the Federal Open Market Committee. The impact of the change was not material to the financial statements.
When the discounted-cash-flow method is used to determine the allowance for credit losses, management adjusts the effective interest rate used to discount expected cash flows to incorporate expected prepayments.
Expected credit losses are estimated over the contractual term of the loans but are adjusted for expected prepayments and curtailments, when appropriate. The pooled loans’ contractual terms exclude extensions, renewals and modifications unless one or more of the following applies: (i) Management has a reasonable expectation at the reporting date that a loan modification will be executed with an individual borrower; (ii) The extension or renewal options are included in the original or modified contract; or (iii) An existing loan modification is within six months of maturity.
The Company has determined that peer data and other external data to support loss history provides the best basis for its assessment of expected credit losses. Peer bank loss data is based on Call Report data since 2004 and is used in lieu of our own data due to limited credit loss history during the observation period. Qualitative factors are then evaluated via a scorecard method that assigns scores to different aspects of the portfolio’s risk profile.
In determining the quantitative portion of the ACL, management assesses the necessity for adjustments considering differences in risk characteristics specific to the segment. Additionally, adjustments may be made to reflect variations in current conditions and reasonable and supportable forecasts of economic conditions compared to the conditions during the period covered by the historical loss rate calculation. Qualitative factors, both internal and external, are considered in this process. These factors include, but are not limited to, the following:
•Changes in the experience, ability and depth of lending management and other relevant staff
•Changes in the value of underlying collateral for collateral-dependent loans
•The existence and effect of any concentrations of credit and changes in the level of such concentrations
•Changes in international, national, regional and local economic and business conditions and developments that affect the collectability of the portfolio, including the condition of various market segments
•The effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the loan portfolio
•Changes in the volume and severity of past due loans, the volume of nonaccrual loans and the volume and severity of adversely classified or graded loans
•Changes in the quality of our institution’s loan review systems
•Changes in the nature and volume of the loan portfolio and in the terms of loans
•Changes in lending policies and procedures including changes in underwriting standards and collection, charge off, and recovery practices not considered elsewhere in estimating credit losses

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
•Additional specific qualitative factors to account for model deficiencies
The Company has determined pools based primarily on regulatory reporting codes as the loans within each pool share similar risk characteristics and there is sufficient historical loss data to provide statistically meaningful support in the models developed. The Company has elected to change the grouping for loans. Previously, loans were grouped by call code into the following classes:
•Commercial and Industrial
•Commercial Real Estate
•Land and Construction
•Agricultural Land, Real Estate and Production
•Consumer
Call codes are based on loan collateral. Management determined grouping loans by loan structure and use of funds was more optimal than collateral. Thus, it was decided loans would be grouped by general ledger code. This allows comparison to the figures reported on the earnings release, which are also grouped by general ledger code. The new classes are as follows:
•Commercial and Industrial
•Commercial Real Estate
•Construction and Land
•SBA 7(a) and 504 programs as well as USDA programs including Business and Industry loans (“B&I”) and Farm Service Agency loans (“FSA”) (collectively “SBA, B&I and FSA”)
•Consumer
Despite four of the new classes holding the same title as the former class, the total amount of loans will not match the previous year’s totals due to the different allocation basis.
Commercial and Industrial – Commercial and industrial loans generally possess a lower inherent risk of loss than real estate portfolio segments because these loans are generally underwritten to existing cash flows of operating businesses. Debt coverage is provided by business cash flows and economic trends influenced by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans.
Commercial Real Estate – Commercial real estate mortgage loans generally possess a higher inherent risk of loss than other real estate portfolio segments, except land and construction loans. Adverse economic developments or an overbuilt market will impact commercial real estate projects and may result in troubled loans. Trends in vacancy rates of commercial properties impact the credit quality of these loans. High vacancy rates reduce operating revenues and the ability for properties to produce sufficient cash flow to service debt obligations.
Construction and Land – Construction and land loans generally possess a higher inherent risk of loss than other real estate portfolio segments. A major risk arises from the necessity to complete projects within specified cost and timelines. Trends in the construction industry significantly impact the credit quality of these loans, as demand drives construction activity. In addition, trends in real estate values significantly impact the credit quality of these loans, as property values determine the economic viability of construction projects.
SBA, B&I and FSA – The Bank’s lending products include various government guarantee programs, such as SBA 7(a) and 504 programs, as well as USDA programs including B&I and FSA. The amount of the government guarantee varies on each loan and at times this guarantee may be sold by the Bank. Note, the pool of loans defined as SBA, B&I and FSA in this section does not include 504 term loans secured by real estate; those loans do not include a government guarantee and are reflected in the commercial real estate category.

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
Consumer – Comprised of single-family residential real estate, home equity lines of credit and personal lines. The degree of risk in residential real estate lending depends primarily on the loan amount in relation to collateral value, the interest rate and the borrower's ability to repay according to the contractual terms. These loans generally possess a lower inherent risk of loss than other real estate portfolio segments. Economic trends determined by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans. Weak economic trends indicate that the borrowers' capacity to repay their obligations may be deteriorating.
At least quarterly, the Board of Directors reviews the adequacy of the allowance, including consideration of the relative risks in the portfolio, current economic conditions and other factors. Although management strives to use the most reliable information for determining the ACL and believes it to be adequate, the ultimate sufficiency of the allowance is contingent upon a diverse set of intricate factors, some of which may fall outside of management's direct control. Factors contributing to this assessment include volatility in the real estate market, shifts in interest rates and fluctuations in economic and political environments. Actual losses may vary from its estimates if circumstances deviate substantially from the assumptions used in the allowance determination process. Our ACL model exhibits sensitivity to changes in unemployment rate and GDP forecasts, and the prevailing interest rate environment can lead to substantial fluctuations in the prepayment speeds on our loans and the resulting expected lives of the loans and the related allowance for credit losses. These fluctuations, if significant, have the potential to adversely impact our financial condition and results of operations.
Allowance for Credit Losses on Unfunded Commitments: We engage in commitments to extend credit, both in the form of loans and standby letters of credit, to fulfill the financing needs of our clients. In the event of a deterioration in the credit quality of the borrower, resulting in nonperformance, we are exposed to credit losses over the contractual period of a loan. To account for potential losses on unfunded loan commitments, we record an allowance. The allowance is established based on estimates that consider the probability of these commitments being drawn upon, guided by historical utilization experience across various types of commitments. The loss factors applied in estimating the allowance for unfunded loan commitments align with those used for the funded portion of the loan portfolio. This approach ensures consistency in evaluating credit risk across our entire commitment portfolio, contributing to a comprehensive and uniform assessment of potential credit losses.
The ACL on unfunded commitments is a liability account included in the interest payable and other liabilities on the consolidated balance sheet. Adjustments to the allowance for unfunded commitments are included as a provision for (or reversal of) the ACL. The allowance for unfunded credit commitments totaled $2,183,000 and $1,783,000 at December 31, 2024 and 2023, respectively, and is included in other liabilities on the consolidated balance sheet.
Loan Servicing Rights: When loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable loan servicing contracts when available or, alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. All classes of servicing assets are subsequently measured using the amortization method, which requires servicing rights to be amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Loan servicing rights were $220,000 and $506,000 at December 31, 2024 and 2023, respectively, and were included in accrued interest receivable and other assets on the consolidated balance sheets.
Servicing rights are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If we later determine that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. Changes in valuation allowances are reported with loan servicing fees income on the income statement. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.
Servicing fee income, which is reported on the income statement as loan servicing fees, is recorded for fees earned on servicing loans. The fees are based on a fixed amount per loan and recorded as income when earned. The

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
amortization of servicing rights is netted against loan servicing fee income. Servicing fees totaled $568,000 and $728,000 for December 31, 2024 and 2023, respectively. Late fees and ancillary fees related to loan servicing are not material.
Non-marketable Equity Investments Carried at Cost: In accordance with ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities,” the bank is electing the measurement alternative where equity securities without readily determinable fair market values are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment. The carrying amount of equity securities without readily determinable fair market values totaled $15,355,000 and $8,897,000 at December 31, 2024 and 2023, respectively, and include the following:
Federal Home Loan Bank (“FHLB”) Stock - The Bank, as a member of the FHLB system, is required to maintain an investment in the capital stock of the FHLB of San Francisco based on the Bank’s asset size or the level of borrowings and other factors. FHLB stock is carried at cost and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends, if any, are reported as income. The FHLB stock cannot be purchased or sold except between the FHLB and its members and is redeemable at its par value of $100 per share at the discretion of the FHLB of San Francisco and therefore is classified as restricted investment without readily determinable fair values. The FHLB can suspend dividends and redemptions upon notification to its members.
Bankers’ Bank Stock - Stock of Pacific Coast Bankers Bank (“PCBB”) and The Independent Bankers Bank (“TIB”) are classified as restricted securities and are periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends, if any, are reported as income.
Clearinghouse Community Development Financial Institution (“CCDFI”) Stock - Stock of CCDFI is classified as restricted securities and is periodically evaluated for impairment based on ultimate recovery of par value. Cash dividends, if any, are reported as income.
Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is determined using the straight-line method over the estimated useful lives of the related asset. Building and related components are depreciated over 39.5 years. Furniture, fixtures and equipment are depreciated with useful lives ranging from five to seven years. Leasehold improvements are amortized over the shorter of the estimated useful life of the assets or the initial term of the respective leases. The useful lives of leasehold improvements are estimated to be three to 15 years. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts; and any resulting gain or loss is recognized in income for the period. All other maintenance and repair expenditures are charged to expense as incurred.
Goodwill and Intangible Assets: Goodwill arises from business combinations and is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date.
Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized but tested for impairment at least annually or more frequently if events and circumstances exist that indicate that a goodwill impairment test should be performed. We perform a qualitative impairment analysis as of each quarter end. Management assessed qualitative factors, including performance trends, and noted no factors indicating goodwill impairment. Goodwill is the only intangible asset with an indefinite life on our balance sheet.
Core deposit intangibles represent the estimated fair value of the core deposit relationships acquired in a business combination and are being amortized using an accelerated basis based on dollar weighted deposit runoff on an annualized basis over an estimated life of 10 to13 years from the date of acquisition.
Bank-owned Life Insurance (“BOLI”): We purchase life insurance policies on certain key executives and former executives. Bank-owned life insurance is recorded at the amount that can be realized under the insurance

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.
Loan Commitments and Related Financial Instruments: Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet client financing needs. The face amount for these items represents the exposure to loss before considering client collateral or ability to repay. Such financial instruments are recorded when they are funded.
Revenue Recognition: In general, for revenue not associated with financial instruments, guarantees and lease contracts, we apply the following steps when recognizing revenue from contracts with clients: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations and (v) recognize revenue when a performance obligation is satisfied. Contracts with clients are generally short-term in nature, typically due within one year or less or cancellable by us or our client upon a short notice period. Performance obligations for our client contracts are generally satisfied at a single point in time, typically when the transaction is complete, or over time. For performance obligations satisfied over time, we primarily use the output method, directly measuring the value of the products/services transferred to the client, to determine when performance obligations have been satisfied. We typically receive payment from clients and recognize revenue concurrent with the satisfaction of its performance obligations. In most cases, this occurs within a single financial reporting period. For payments received in advance of the satisfaction of performance obligations, revenue recognition is deferred until such time as the performance obligations have been satisfied. In cases where we have not received payment despite satisfaction of our performance obligations, an estimate of the amount due in the period the performance obligations have been satisfied is accrued. For contracts with variable components, only amounts for which collection is probable are accrued.
We generally act in a principal capacity in most of our contracts with clients. In such transactions, we recognize revenue and the related costs to provide services on a gross basis in the financial statements. These transactions primarily relate to service charges on deposit accounts, which consist of monthly maintenance fees, business accounting analysis fees and business online banking fees that are generally recognized monthly when we satisfy our performance obligation. Certain transaction-based services, such as check order charges and wire transfer fees, are recognized at a point in time typically when the transaction is completed.
We act in an agent capacity, in some cases, deriving revenue through assisting other entities in transactions with our clients. In such transactions, we recognize revenue and the related costs to provide these services on a net basis in the financial statements. These transactions recognized on a net basis primarily relate to fees derived from our clients' use of various interchange and ATM/debit card networks.
Stock-based Compensation: Compensation cost is recognized for stock options and restricted stock awards issued to employees and directors, based on the fair value of these awards at the date of grant. We estimate the fair value of each stock option award as of the date of grant using a Black-Scholes model, while the market price of our common stock at the date of grant is used for restricted stock awards.
Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. We elect to recognize forfeitures as they occur.
Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred taxes are computed using the asset and liability method, which represents the tax effects for the temporary differences between carrying amounts and tax bases of assets and liabilities, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the financial statements. A valuation allowance is established to reduce the deferred tax asset to the level at which it is “more likely than not” that the tax asset or benefits will be realized. Deferred tax assets and liabilities are calculated by applying current enacted tax rates against future deductible or taxable amounts. Realization of tax benefits of deductible temporary differences and operating loss carry forwards depends on having sufficient taxable income of an appropriate character within the carry forward periods.

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
Accounting for Uncertainty in Income Taxes: We use a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. There were no uncertain tax positions as of December 31, 2024, or 2023.
We recognize interest and/or penalties related to income tax matters in income tax expense.
Subordinated Debentures: Long-term borrowings are carried at cost, adjusted for amortization of premiums and accretion of discounts, which are recognized in interest expense. Debt issuance costs, if any, are included in the carrying value of the associated borrowings and are subsequently recognized in interest expense using the interest method over the life of the borrowing.
Retirement Plans: Pension expense is the net of service and interest cost, return on plan assets and amortization of gains and losses not immediately recognized. Employee 401(k) plan expense is the amount of employer matching contributions. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.
Earnings Per Common Share: Basic earnings per common share are calculated by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options and unvested restricted stock. There is no adjustment to the number of outstanding shares for potential dilutive instruments, such as stock options, often occurring when market prices of our stock decrease below the stock option exercise prices after grant date, as the conversion of potential common stock is anti-dilutive or when stock options are not in-the-money. Earnings and dividends per share are restated for all stock splits and stock dividends, if any, through the date of issuance of the financial statements.
Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes the adjustment to fully recognize the liability associated with the Supplemental Executive Retirement Program (“SERP”), changes in the unrealized gains and losses on securities available for sale and amortization of net unrealized gains and losses on securities transferred from available for sale to held to maturity, net of taxes, which are also recognized as separate components of equity on the consolidated statements of comprehensive income.
Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.
Restrictions on Cash and Due from Banks: The Federal Reserve Act Regulation D may require banks to maintain average reserve balances with the Federal Reserve Bank. Reserve requirements are offset by usable cash reserves. We had no such regulatory reserve requirement at December 31, 2024, or 2023, as the Federal Reserve Bank reduced the reserve requirement to $0 in 2020 in response to the COVID-19 pandemic.
Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the holding company or by the holding company to shareholders.
The California Financial Code and California General Corporation Law also impose restrictions on dividends that may be paid from the Bank and Bancorp, respectively. Refer to Note 16 for further details.
Fair Value of Financial Instruments: The fair value of financial instruments is estimated using relevant market information and other assumptions, as more fully disclosed in Note 4. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.
Operating Segment: The Company has one operating segment and one reportable operating segment, which is banking, and manages its business activities on a consolidated basis. The measure of profit and loss for the Company’s single operating and reportable segment is net income, as shown on the consolidated statements of income.
The banking segment derives its revenue through the Bank, which provides a full range of commercial and personal banking products and services to small and medium-sized businesses and consumers in the markets we serve. We operate ten full-service branch locations in Santa Cruz County, Monterey County, San Luis Obispo County and Santa Clara County. Our banking operations comprise substantially all of our business activities and largely consist of making commercial, commercial real estate, SBA, USDA, agriculture, construction, multifamily, single family home equity loans, asset-backed loans, and consumer loans, as well as accepting deposits and offering other complementary banking services. Revenues generated from our banking operations largely consist of interest income on loans and investment securities, net of interest paid on deposits and borrowed funds, as well as fee income generated from the various banking services we offer our clients. The Company’s business activities are collectively managed and monitored by the chief operating decision maker (the “CODM”) in assessing performance and making decisions about the allocation of resources. The CODM is the Company’s Chairman, President and Chief Executive Officer.
The CODM regularly monitors the performance of the Company through the use of internally derived reporting packages. These internal reporting packages contain the measure of profit/loss, which is net income, for our single operating and reportable segment. Operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.
Please refer to the consolidated statements of income for information concerning revenues, expenses, and the measure of segment profit and loss, which is net income. The consolidated statements of income also provide the categories of significant expenses regularly provided to the CODM. In addition, segment assets for the Company’s single operating and reportable segment are total assets, and are reported in the consolidated balance sheets.
Reclassifications: Certain reclassifications have been made to prior period financial statements to conform to the current year presentation. These reclassifications had no impact on prior year net income or shareholders’ equity.
Adoption of New Accounting Standards:
On January 1, 2024, we adopted Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which amends disclosure requirements related to segment reporting primarily through enhanced disclosure about significant segment expenses and by requiring disclosure of segment information on an annual and interim basis. ASU 2023-07 is effective January 1, 2024, and for interim periods beginning after December 15, 2024. The required expanded disclosures have been made above within this Note 1, Summary of Significant Accounting Polices, under the section titled Operating Segments. The Company has one reportable segment. The adoption of this standard did not have a material impact on our consolidated financial statements.
On January 1, 2023, we adopted ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 326”), as amended, which replaces the incurred loss methodology with an expected loss model that is referred to as the current expected credit loss (“CECL”) model. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investments in certain leases recognized by a lessor in accordance with Topic 842 on leases. In addition, ASC 326 made changes to the accounting for available-for-sale debt securities. One such change is to require credit losses to be presented as a valuation allowance rather than as a direct write-down on

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
available-for-sale debt securities management does not intend to sell or believes that it is more likely than not they will be required to sell.
We adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost and off-balance sheet credit exposures. Results for reporting periods beginning after January 1, 2023, are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. A one-time cumulative effect adjustment was recorded to the allowance for credit losses of $4,112,000 as well as $521,000 increase to allowance on unfunded credit commitments, with the after-tax effect of $3,263,000 recorded against retained earnings upon adoption. Refer to Note 3 for additional information.
As allowed by ASC 326, we elected to maintain pools of loans accounted for under ASC 310-30. These loan pools are described in detail earlier in this Note and in Note 3. In accordance with the standard, management did not reassess whether modifications to individual acquired financial assets accounted for in pools were troubled debt restructurings as of the date of adoption.
On January 1, 2023, we adopted ASU No. 2022-02, Financial Instruments - Credit Losses (Topic 326):- Troubled Debt Restructurings and Vintage Disclosures. In March 2022, the FASB issued an Update to eliminate the recognition and measurement guidance for troubled debt restructurings (“TDRs”) by creditors in ASC 310-40, Receivables-Troubled Debt Restructurings by Creditors, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. Specifically, rather than applying the recognition and measurement guidance for TDRs, an entity now applies the loan refinancing and restructuring guidance to determine whether a modification or other form of restructuring results in a new loan or a continuation of an existing loan. Additionally, for public business entities, the amendments in this ASU require a public business entity to disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases in the existing disclosures. The adoption of this standard did not have a material impact on our consolidated financial statements.
Newly Issued Accounting Standards Not Yet Effective:
In November 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2025-08, Financial Instruments - Credit Losses (Topic 326) - Purchased Loans. The amendments in this Update simplify the accounting for purchased loans under Topic 326 by expanding use of the gross-up method to a new category of purchased seasoned loans (“PSL”), which are acquired loans purchased more than 90 days after origination or acquired in a business combination, when the acquirer was not involved in their origination. For PSLs, an initial ACL is recorded at the time of acquisition through an adjustment to the purchase price of the loan, eliminating credit loss expense as of the time of acquisition. The provisions of this Update are effective for all entities for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual periods. The amendments in this Update should be applied prospectively to purchased financial assets that were are acquired on or after the initial application date. Early adoption is permitted in an interim or annual reporting period in which financial statements have not yet been issued or made available for issuance. The Company is currently evaluating the provisions of this Update and is planning to early adopt this Update in 2026.
In September 2025, the FASB issued ASU No. 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40), which provides targeted improvements to the accounting for internal-use software. The amendments in this Update modernize and improve the accounting for internal-use software under ASC 350-40 by removing references to prescriptive and sequential software development stages (also referred to as “project stages”) and introduces a "probable-to-complete" recognition threshold. Under this Update, entities may begin capitalizing costs once management has authorized and committed to funding the software project and it is probable the software will be completed and used as intended. This Update also consolidates guidance on website development costs into ASC 350-40. The amendments in this Update are effective for annual periods beginning after December 15, 2027, including interim periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the provisions of this Update and their impact on its consolidated financial statements.
In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
requires public companies to disclose additional information about certain expenses in the notes to the financial statements. The amendments in this Update are intended to enhance the transparency and usefulness of financial information by requiring entities to break down significant expense categories in the notes to the financial statements in order to address the need for more detailed disclosures about expense categories. The FASB subsequently issued ASU 2025-01 in January 2025, which clarified the effective date of ASU 2024-03. The amendments in ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual periods beginning after December 15, 2027; early adoption is permitted. The Company is currently evaluating the provisions of this Update, but does not expect adoption to have a material impact on its consolidated financial statements.
In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances transparency and decision usefulness of income tax disclosures. The amendments in this Update require additional information to disclose specific categories in the rate reconciliation and reconciling items that meet a quantitative threshold. In addition, the amendments in this Update require entities to disclose the amount of income taxes paid, net of refunds received, on a disaggregated basis. The Company plans to adopt the provisions of this Update on a prospective basis on January 1, 2025. The adoption of this Update is not expected to have a material impact on the Company’s consolidated financial statements.
NOTE 2 - DEBT SECURITIES
The fair value of available-for-sale securities reflected net unrealized losses of $18,764,000 and $15,004,000 at December 31, 2024 and 2023, respectively. The unrealized loss recorded is net of $5,548,000 and $4,436,000 tax effect as accumulated other comprehensive income within shareholders’ equity at December 31, 2024 and 2023, respectively.
The following table summarizes the carrying value and estimated fair value of securities available for sale at December 31, 2024:

December 31, 2024	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale
U.S. treasury bonds	$133,386	$—	$(7,340)	$126,046
U.S. government-sponsored agencies	7,211	—	(406)	6,805
SBA-backed securities	9,273	1	(145)	9,129
Government-guaranteed mortgage-backed securities	80,961	62	(3,956)	77,067
Government-guaranteed collateralized mortgage obligations	59,073	9	(2,797)	56,285
Private label collateralized mortgage obligations	9,575	—	(354)	9,221
Obligations of state and political subdivision	99,286	70	(3,691)	95,665
Asset-backed securities	2,390	2	(22)	2,370
Corporate bonds	18,082	2	(199)	17,885
Total available for sale	$419,237	$146	$(18,910)	$400,473

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
The following table summarizes the carrying value, allowance for credit losses and estimated fair value of securities held to maturity at December 31, 2024:

December 31, 2024	Amortized Cost	Allowance for Credit Losses	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held to maturity
Government-guaranteed mortgage-backed securities	$147	$—	$147	$—	$(6)	$141
Government-guaranteed collateralized mortgage obligations	482	—	482	1	(14)	469
Obligations of state and political subdivision	6,644	—	6,644	11	(460)	6,195
Total held to maturity	$7,273	$—	$7,273	$12	$(480)	$6,805
The following table summarizes the carrying value and estimated fair value of securities available for sale at December 31, 2023:

December 31, 2023	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale
U.S. treasury bonds	$210,956	$—	$(12,168)	$198,788
U.S. government-sponsored agencies	12,901	—	(547)	12,354
SBA-backed securities	10,616	1	(129)	10,488
Government-guaranteed mortgage-backed securities	9,364	149	(556)	8,957
Government-guaranteed collateralized mortgage obligations	28,214	—	(1,382)	26,832
Obligations of state and political subdivision	5,519	126	(498)	5,147
Total available for sale	$277,570	$276	$(15,280)	$262,566
The following table summarizes the carrying value, allowance for credit losses and estimated fair value of securities held to maturity at December 31, 2023:

December 31, 2023	Amortized Cost	Allowance for Credit Losses	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held to maturity
Government-guaranteed mortgage-backed securities	$190	$—	$190	$—	$(4)	$186
Government-guaranteed collateralized mortgage obligations	575	—	575	3	(20)	558
Obligations of state and political subdivision	6,820	—	6,820	30	(252)	6,598
Total held to maturity	$7,585	$—	$7,585	$33	$(276)	$7,342
Majority of the portfolio’s unrealized losses are related to U.S. Treasury bonds and securities issued or guaranteed by the U.S. government-sponsored enterprises (“GSEs”). With regard to U.S. Treasury and residential and commercial mortgage-backed securities issued by the GSEs, or debentures issued by its sponsored agencies, it is expected that the securities will not be settled at prices less than the par value bases of the securities, as such securities are backed by the explicit full faith and credit of and/or implicitly guaranteed by the U.S. government. The decline in fair value on these investments is primarily attributable to changes in the market interest rates and or

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
factors other than credit quality. As of December 31, 2024, we neither had the intent to sell these securities nor is more likely than not that we will be required to sell the securities before their anticipated recovery.
Regarding potential credit exposure on securities issued by states and political subdivisions as well as corporate bonds, management considers (i) issuers’ or the underlying bonds’ credit ratings, (ii) historical probability of default and loss given default rates for given bond ratings and remaining maturity, (iii) whether issuers continue to make timely principal and interest payments under the contractual terms of the securities, (iv) internal and external credit review of the latest financial information of the issuers and/or guarantors and (v) whether or not such securities are guaranteed by insurance or the Texas Permanent School Fund, have other credit enhancements, contain a defeasance clause or pre-refunded by the issuers.
To assess potential credit exposure on private label collateralized mortgage obligations and asset-backed securities, management considers (i) bonds’ credit ratings, (ii) the existence and performance of any credit support tranches, (iii) prepayment and delinquency rates of the underlying assets and (iv) whether the issuers continue to make timely principal and interest payments, including any historical probability of default and loss given default rates.
Based on a comprehensive assessment of the portfolio as discussed in the preceding paragraphs, no credit losses are expected. For that reason, no allowance for credit losses has been recognized on available for sale or held-to-maturity securities as of December 31, 2024, or 2023.
There were no transfers between available for sale and held to maturity during 2024 or 2023.
Thirty available-for-sale securities were sold in 2024 with total proceeds of $28,359,000 and combined net losses of $0 recorded. Five available-for-sale securities were sold in 2023 with total proceeds of $17,195,000 and combined net losses of $30,000 recorded.
The amortized cost and estimated fair value of debt securities at December 31, 2024, are shown by contractual maturity for securities due at a single maturity date. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date were allocated into the respective categories based on the expected average life of the security. The expected average life considers principal reductions, prepayments and calls.

	December 31, 2024
	Amortized Cost	Estimated Fair Value
Available for sale
Within one year	$54,290	$53,244
One to five years	176,239	167,170
Five to 10 years	137,544	131,380
Beyond 10 years	51,164	48,679
Total	$419,237	$400,473

Held to maturity
Within one year	$534	$533
One to five years	617	599
Five to 10 years	382	392
Beyond 10 years	5,740	5,281
Total	$7,273	$6,805
Investment securities pledged at December 31, 2024 and 2023 had a carrying amount of $104,363,000 and $69,176,000, respectively, and were pledged to secure deposits from local public agencies and the State of

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
California. These investment securities had a fair value amount of $99,612,000 and $65,061,000 at December 31, 2024 and 2023, respectively.
At December 31, 2024 and 2023, there were no holdings of securities of any one issuer, other than those issued by U.S. Government and its sponsored agencies, in an amount greater than 10% of shareholders’ equity.
The following tables summarize investment securities with unrealized losses at December 31, 2024 and 2023, aggregated by major security type and length of time in a continuous unrealized or unrecognized loss position:

December 31, 2024	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for sale
U.S. treasury bonds	$—	$—	$126,046	$(7,340)	$126,046	$(7,340)
U.S. government-sponsored agencies	1,561	(89)	5,243	(317)	6,804	(406)
SBA-backed securities	2,974	(54)	5,932	(91)	8,906	(145)
Government-guaranteed mortgage-backed securities	69,078	(3,526)	4,054	(430)	73,132	(3,956)
Government-guaranteed collateralized mortgage obligations	32,269	(1,405)	18,745	(1,392)	51,014	(2,797)
Private label collateralized mortgage obligations	9,221	(354)	—	—	9,221	(354)
Obligations of state and political subdivision	90,156	(3,180)	3,533	(511)	93,689	(3,691)
Asset-backed securities	913	(22)	—	—	913	(22)
Corporate bonds	16,011	(199)	—	—	16,011	(199)
Total available for sale	$222,183	$(8,829)	$163,553	$(10,081)	$385,736	$(18,910)

Held to maturity
Government-guaranteed mortgage-backed securities	$4	$—	$136	$(6)	$140	$(6)
Government-guaranteed collateralized mortgage obligations	100	(1)	292	(13)	392	(14)
Obligations of state and political subdivision	5,280	(460)	—	—	5,280	(460)
Total held to maturity	$5,384	$(461)	$428	$(19)	$5,812	$(480)

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

December 31, 2023	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for sale
U.S. treasury bonds	$—	$—	$198,788	$(12,168)	$198,788	$(12,168)
U.S. government-sponsored agencies	—	—	12,354	(547)	12,354	(547)
SBA-backed securities	—	—	10,169	(129)	10,169	(129)
Government-guaranteed mortgage-backed securities	—	—	4,969	(556)	4,969	(556)
Government-guaranteed collateralized mortgage obligations	6,971	(255)	19,860	(1,127)	26,831	(1,382)
Obligations of state and political subdivision	—	—	3,551	(498)	3,551	(498)
Total available for sale	$6,971	$(255)	$249,691	$(15,025)	$256,662	$(15,280)

Held to maturity
Government-guaranteed mortgage-backed securities	$—	$—	$184	$(4)	$184	$(4)
Government-guaranteed collateralized mortgage obligations	73	(1)	391	(19)	464	(20)
Obligations of state and political subdivision	5,697	(252)	—	—	5,697	(252)
Total held to maturity	$5,770	$(253)	$575	$(23)	$6,345	$(276)
As of December 31, 2024, our securities portfolio consisted of 287 investment securities, 185 of which were in an unrealized loss position for less than twelve months and 84 were in a loss position and had been in a loss position for 12 months or more. As of December 31, 2023, our securities portfolio consisted of 131 investment securities, six of which were in an unrealized loss position for less than 12 months and 118 were in a loss position and had been in a loss position for twelve months or more.
The following tables summarize the amortized cost of debt securities held to maturity at December 31, 2024 and 2023, aggregated by credit quality indicator:

December 31, 2024	State and Political Subdivisions	Mortgage-Backed Residential	Collateralized Mortgage Obligations	Total
Held to maturity
Aaa/AAA	$904	$—	$—	$904
Aa/AA	—	147	482	629
Not rated	5,740	—	—	5,740
Total	$6,644	$147	$482	$7,273

December 31, 2023	State and Political Subdivisions	Mortgage-Backed Residential	Collateralized Mortgage Obligations	Total
Held to maturity
Aaa/AAA	$871	$—	$—	$871
Aa/AA	—	190	575	765
Not rated	5,949	—	—	5,949
Total	$6,820	$190	$575	$7,585

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
NOTE 3 - LOANS RECEIVABLE AND ALLOWANCE FOR CREDIT LOSSES
The outstanding loan portfolio balances at amortized cost at December 31, 2024 and 2023 were as follows:

	2024	2023
Commercial and industrial	$299,099	$254,320
Commercial real estate	1,333,644	811,864
Land and construction	191,048	137,882
SBA, B&I and FSA	185,739	140,184
Consumer	35,685	33,347
Loans, net of deferred fees and costs	2,045,215	1,377,597
Allowance for credit losses on loans	(31,622)	(23,943)
Loans, net of allowance	$2,013,593	$1,353,654
Deferred fees at December 31, 2024 and 2023 were $6,610,000 and $6,783,000 respectively. Deferred costs at December 31, 2024 and 2023 were $8,743,000 and $8,942,000 respectively. Fair value marks on loans associated with the acquisition of 1st Capital Bancorp totaled $30,622,000 at December 31, 2024.
At December 31, 2024 and 2023, loans held for sale totaled $0 and $33,696,000, respectively.
Salaries and employee benefits totaling $5,123,000 and $5,031,000 have been deferred as loan origination costs for the years ended December 31, 2024 and 2023, respectively.
The following tables present the activity in the ACL by portfolio segment for each of the years ended December 31, 2024 and 2023:

Allowance for credit losses	Commercial and Industrial	Commercial Real Estate	Land and Construction	SBA, B&I and FSA	Consumer	Unallocated	Total
2024
Beginning balance	$3,692	$17,025	$486	$1,347	$504	$889	$23,943
Provision (reversal)	1,892	(1,388)	8,532	(676)	(531)	(900)	6,929
Initial allowance for acquired PCD loans	—	49	90	179	488	—	806
Loans charged off	(44)	—	—	(11)	(1)	—	(56)
Recoveries	—	—	—	—	—	—	—
Ending balance	$5,540	$15,686	$9,108	$839	$460	$(11)	$31,622

2023
Beginning balance	$6,192	$6,530	$7,600	$881	$241	$—	$21,444
Impact of adopting ASC 326	(563)	10,289	(6,936)	906	416	—	4,112
Provision (reversal)	230	206	(178)	(440)	(153)	889	554
Loans charged off	(2,171)	—	—	—	—	—	(2,171)
Recoveries	4	—	—	—	—	—	4
Ending balance	$3,692	$17,025	$486	$1,347	$504	$889	$23,943

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
The following table presents the recorded investment in nonaccrual loans and loans past due over 89 days by class of loans as of December 31, 2024 and 2023:

	Nonaccrual		Loans Past Due Over 89 Days and Still Accruing
	2024	2023	2024	2023
Commercial real estate	$504	$6,526	$—	$2,999
SBA, B&I and FSA	114	—	—	—
Total	$618	$6,526	$—	$2,999
The following table presents the aging of the recorded investment in past due loans as of December 31, 2024 and 2023 by class of loans:

	Past Due			Total Past Due	Loans Not Past Due	Total Loans
December 31, 2024	30-59 Days	60-89 Days	Greater than 89 Days

Commercial and industrial	$—	$—	$—	$—	$299,099	$299,099
Commercial real estate	387	504	—	891	1,332,753	1,333,644
Land and construction	—	—	—	—	191,048	191,048
SBA, B&I and FSA	50	—	64	114	185,625	185,739
Consumer	—	—	—	—	35,685	35,685
Total	$437	$504	$64	$1,005	$2,044,210	$2,045,215

	Past Due			Total Past Due	Loans Not Past Due	Total Loans
December 31, 2023	30-59 Days	60-89 Days	Greater than 89 Days

Commercial and industrial	$—	$—	$—	$—	$254,320	$254,320
Commercial real estate	—	—	9,525	9,525	802,339	811,864
Land and construction	—	—	—	—	137,882	137,882
SBA, B&I and FSA	—	—	—	—	140,184	140,184
Consumer	—	—	—	—	33,347	33,347
Total	$—	$—	$9,525	$9,525	$1,368,072	$1,377,597
The following table presents the gross charge-offs in 2024 and 2023 by year of origination:

December 31, 2024	2024	2023	2022	2021	2020	Prior Periods	Revolving	Total

Commercial and industrial	$—	$—	$—	$—	$—	$—	$44	$44
SBA, B&I and FSA	—	—	—	—	—	11	—	11
Consumer	—	—	—	1	—	—	—	1
Total	$—	$—	$—	$1	$—	$11	$44	$56

December 31, 2023	2023	2022	2021	2020	2019	Prior Periods	Revolving	Total

Commercial and industrial	$—	$—	$—	$—	$—	$—	$2,171	$2,171
Total	$—	$—	$—	$—	$—	$—	$2,171	$2,171

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
At times, we adjust loan terms for borrowers facing financial hardship by offering principal forgiveness, extending loan terms, deferring payments or reducing interest rates. When principal forgiveness is granted, the forgiven amount is written off against the allowance for credit losses. Prior to the adoption of CECL in 2023, the guidance for such situations fell under ASC 310-40 and were classified as troubled debt restructures (TDR). With the issuance of ASU 2022-02, the TDR classification has been eliminated and loan modifications are now assessed under broader standards of financial difficulty. One loan of $21,000 was carried over from the TDR classification to the new guidance.
The following table presents the recorded investment of loan modifications, segregated by type of modification, to borrowers experiencing financial difficulty during 2024 and 2023:

December 31, 2024	Payment Delay	Percent of Total Class of Loans
Modifications:
Commercial and industrial	$269	0.09%
Land and construction	10,003	5.24%
SBA, B&I and FSA	82	0.04%
Consumer	14	0.04%
Total	$10,368	0.51%

December 31, 2023	Payment Delay	Percent of Total Class of Loans
Modifications:
Commercial and industrial	$188	0.07%
SBA, B&I and FSA	111	0.08%
Consumer	21	0.06%
Total	$320	0.02%
Credit Quality Indicators: We assign loans into risk categories based on relevant information about the ability of borrowers to service their debt, such as current financial condition of borrowers and guarantors, historical payment experience, credit documentation, public information and current economic trends, among other factors. We analyze all loans individually by classifying the loans according to credit risk. This analysis includes loans with an outstanding balance greater than $25,000 and non-homogeneous loans, such as commercial and commercial real estate loans. The loans are evaluated and rated at the time of underwriting, at renewal, if payment becomes past due or if an event of default occurs. These risk ratings are also subject to examination by independent specialists we engage and our regulators. The risk categories are grouped into four major categories defined as follows:
Pass – A pass loan is a credit with no existing or known potential weaknesses deserving of management's close attention.
Special Mention – A special mention loan has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or in our credit position at some future date. Special mention loans are not adversely classified and do not expose us to sufficient risk to warrant adverse classification.
Substandard – A substandard loan is inadequately protected by the current net worth and paying capacity of the borrower or the value of the collateral pledged, if any. Loans classified as substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. Well-defined weaknesses include a project's lack of marketability, inadequate cash flow or collateral support, failure to complete construction on time or the project's failure to fulfill economic expectations. They are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected.

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
Doubtful – Loans classified doubtful have all the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable.
Overdraft lines of credit and loans that do not meet the criteria above are considered to be pass-rated loans.
Based on the most recent analysis performed, the following table presents the risk category of loans by class and year of origination of loans as of December 31, 2024:

December 31, 2024	2024	2023	2022	2021	2020	Prior Periods	Revolving	Total

Commercial and industrial
Pass	$22,179	$23,974	$38,703	$20,459	$12,353	$26,875	$125,036	$269,579
Special mention	—	—	34	2,948	3,674	3,913	17,646	28,215
Substandard	482	—	51	—	—	772	—	1,305
Substandard - Nonaccrual	—	—	—	—	—	—	—	—
Total	$22,661	$23,974	$38,788	$23,407	$16,027	$31,560	$142,682	$299,099

Commercial real estate
Pass	$166,623	$272,781	$198,991	$166,132	$185,072	$292,840	$—	$1,282,439
Special mention	8,738	14,965	—	3,141	7,547	16,310	—	50,701
Substandard	—	—	—	—	—	—	—	—
Substandard - Nonaccrual	—	504	—	—	—	—	—	504
Total	$175,361	$288,250	$198,991	$169,273	$192,619	$309,150	$—	$1,333,644

Land and construction
Pass	$47,779	$55,811	$34,051	$22,248	$12,678	$—	$—	$172,567
Special mention	—	—	6,810	—	—	1,668	—	8,478
Substandard	—	—	—	10,003	—	—	—	10,003
Substandard - Nonaccrual	—	—	—	—	—	—	—	—
Total	$47,779	$55,811	$40,861	$32,251	$12,678	$1,668	$—	$191,048

SBA, B&I and FSA
Pass	$31,484	$22,581	$41,144	$24,740	$13,155	$48,362	$—	$181,466
Special mention	—	217	—	1,124	114	2,539	—	3,994
Substandard	—	—	—	—	—	165	—	165
Substandard - Nonaccrual	—	—	—	—	—	114	—	114
Total	$31,484	$22,798	$41,144	$25,864	$13,269	$51,180	$—	$185,739

Consumer
Pass	$6,010	$5,210	$6,641	$4,197	$1,349	$11,066	$2	$34,475
Special mention	—	—	—	1,103	—	93	—	1,196
Substandard	—	—	—	—	—	14	—	14
Substandard - Nonaccrual	—	—	—	—	—	—	—	—
Total	$6,010	$5,210	$6,641	$5,300	$1,349	$11,173	$2	$35,685

Total
Pass	$274,075	$380,357	$319,530	$237,776	$224,607	$379,143	$125,038	$1,940,526
Special mention	8,738	15,182	6,844	8,316	11,335	24,523	17,646	92,584
Substandard	482	—	51	10,003	—	951	—	11,487
Substandard - Nonaccrual	—	504	—	—	—	114	—	618
Total	$283,295	$396,043	$326,425	$256,095	$235,942	$404,731	$142,684	$2,045,215

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
The following table presents the risk category of loans by class and year of origination of loans as of December 31, 2023:

December 31, 2023	2023	2022	2021	2020	2019	Prior Periods	Revolving	Total

Commercial and industrial
Pass	$17,323	$38,142	$19,590	$12,493	$10,011	$20,077	$117,996	$235,632
Special mention	—	675	3,800	1,428	215	664	11,718	18,500
Substandard	—	—	—	—	188	—	—	188
Substandard - Nonaccrual	—	—	—	—	—	—	—	—
Total	$17,323	$38,817	$23,390	$13,921	$10,414	$20,741	$129,714	$254,320

Commercial real estate
Pass	$211,812	$146,640	$110,104	$131,890	$32,403	$161,151	$—	$794,000
Special mention	—	—	2,268	—	—	3,668	—	5,936
Substandard	—	—	—	2,999	—	2,403	—	5,402
Substandard - Nonaccrual	—	—	—	6,526	—	—	—	6,526
Total	$211,812	$146,640	$112,372	$141,415	$32,403	$167,222	$—	$811,864

Land and construction
Pass	$17,098	$51,950	$40,791	$16,286	$1,668	$101	$—	$127,894
Special mention	—	—	9,988	—	—	—	—	9,988
Substandard	—	—	—	—	—	—	—	—
Substandard - Nonaccrual	—	—	—	—	—	—	—	—
Total	$17,098	$51,950	$50,779	$16,286	$1,668	$101	$—	$137,882

SBA, B&I and FSA
Pass	$8,774	$25,699	$31,380	$17,785	$12,589	$40,963	$—	$137,190
Special mention	—	—	—	—	—	689	—	689
Substandard	—	—	—	—	78	2,227	—	2,305
Substandard - Nonaccrual	—	—	—	—	—	—	—	—
Total	$8,774	$25,699	$31,380	$17,785	$12,667	$43,879	$—	$140,184

Consumer
Pass	$7,549	$7,691	$5,383	$1,009	$1,948	$9,719	$2	$33,301
Special mention	—	—	—	—	—	25	—	25
Substandard	—	—	—	—	—	21	—	21
Substandard - Nonaccrual	—	—	—	—	—	—	—	—
Total	$7,549	$7,691	$5,383	$1,009	$1,948	$9,765	$2	$33,347

Total
Pass	$262,556	$270,122	$207,248	$179,463	$58,619	$232,011	$117,998	$1,328,017
Special mention	—	675	16,056	1,428	215	5,046	11,718	35,138
Substandard	—	—	—	2,999	266	4,651	—	7,916
Substandard - Nonaccrual	—	—	—	6,526	—	—	—	6,526
Total	$262,556	$270,797	$223,304	$190,416	$59,100	$241,708	$129,716	$1,377,597
Individual Evaluation of Loans: In accordance with 326-20-30-2, we will evaluate individual instruments for expected credit losses when those instruments do not share similar risk characteristics with instruments evaluated using a collective (pooled) basis. In contrast to legacy accounting standards (310-10 / FAS 114), this criterion is broader than the “impairment” concept; management may evaluate assets individually even when no specific expectation of collectability is in place. Instruments will not be included in both collective and individual analysis. Individual analysis will establish a specific reserve for instruments in scope. Methods of individual evaluation permitted by our policy include the collateral value method, the cash flow method and the loan pricing method.

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
The following table presents the loans that were individually evaluated as of December 31, 2024 and 2023 by class of loans:

December 31, 2024	Unpaid Principal Balance	Recorded Investment	Allowance for Credit Losses Allocated	Average Recorded Investment	Interest Income Recognized

With no related allowance recorded
Commercial and industrial	$1,348	$1,359	$—	$1,572	$109
Commercial real estate	—	—	—	—	—
Land and construction	—	—	—	—	—
SBA, B&I and FSA	464	316	—	368	51
Consumer	—	—	—	—	—
Total	$1,812	$1,675	$—	$1,940	$160

With an allowance recorded
Commercial and industrial	$47	$51	$4	$27	$5
Commercial real estate	504	504	19	504	24
Land and construction	10,000	10,003	211	9,995	1,059
SBA, B&I and FSA	—	—	—	—	—
Consumer	12	14	2	18	1
Total	$10,563	$10,572	$236	$10,544	$1,089

Total individually analyzed loans
Commercial and industrial	$1,395	$1,410	$4	$1,599	$113
Commercial real estate	504	504	19	504	24
Land and construction	10,000	10,003	211	9,995	1,059
SBA, B&I and FSA	464	316	—	368	51
Consumer	12	14	2	18	1
Total	$12,375	$12,247	$236	$12,484	$1,249

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

December 31, 2023	Unpaid Principal Balance	Recorded Investment	Allowance for Credit Losses Allocated	Average Recorded Investment	Interest Income Recognized

With no related allowance recorded
Commercial and industrial	$—	$—	$—	$—	$—
Commercial real estate	—	—	—	—	—
Land and construction	11,955	11,928	—	11,959	449
SBA, B&I and FSA	—	—	—	—	—
Consumer	—	—	—	—	—
Total	$11,955	$11,928	$—	$11,959	$449

With an allowance recorded
Commercial and industrial	$—	$—	$—	$—	$—
Commercial real estate	185	188	185	236	24
Land and construction	—	—	—	—	—
SBA, B&I and FSA	—	—	—	—	—
Consumer	—	—	—	—	—
Total	$185	$188	$185	$236	$24

Total individually analyzed loans
Commercial and industrial	$—	$—	$—	$—	$—
Commercial real estate	185	188	185	236	24
Land and construction	11,955	11,928	—	11,959	449
SBA, B&I and FSA	—	—	—	—	—
Consumer	—	—	—	—	—
Total	$12,140	$12,116	$185	$12,195	$473
NOTE 4 - FAIR VALUE
Fair Value Hierarchy: Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We group our assets and liabilities measured at fair value into three levels. Valuations within these levels are based upon:
Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
Level 2 – Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
We use the following methods and significant assumptions to estimate fair value:
Cash and Cash Equivalents: The carrying amount of cash and cash equivalents is a reasonable estimate of fair value and are classified as Level 1.
Interest-bearing Deposits in Other Financial Institutions: The fair values were calculated using discounted cash flow models based on market rates resulting in a Level 2 classification.

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
Debt Securities: The fair values of debt securities classified as available for sale and held to maturity are based on quoted market prices, if available (Level 1) at the reporting date. For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2), using matrix pricing. Matrix pricing is a mathematical technique commonly used to price debt securities that are not actively traded and values debt securities without relying exclusively on quoted prices for the specific securities but rather relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows based on unobservable inputs or assumptions (Level 3).
Loans Held for Sale: Loans held for sale are carried at the lower of cost or fair value, which is evaluated on a pool-level basis. The fair value of loans held for sale is determined using quoted prices for similar assets adjusted for specific attributes of that loan or other observable market data, such as outstanding commitments from third-party investors (Level 2).
Loans: The fair value of loans is determined as the present value of expected future cash flows discounted at the rate that represents current market rates for new origination of comparable loans and included adjustments for interest rate, credit, equity return, servicing and liquidity risk factors, resulting in a Level 3 classification. Loans are grouped according to similar characteristics such as loan type, risk classification, past due status, fixed or variable terms, repricing frequency, amortization and terms. The estimated fair values of financial instruments disclosed below follow the guidance in ASU 2016-01, which prescribes an “exit price” approach in estimating and disclosing fair value of financial instruments.
Accrued Interest Receivable/Payable: The respective carrying values of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include accrued interest receivable and accrued interest payable. Carrying values were assumed to approximate fair values for these financial instruments as they are short term in nature and their recorded amounts approximate fair values or are receivable or payable on demand. We do not use derivative financial instruments. The carrying amounts of accrued interest approximate their fair value resulting in a Level 2 or Level 3 classification.
Deposits: The fair values of demand deposits, savings deposits and money market deposits without defined maturities were the amounts payable on demand at the reporting date resulting in a Level 1 classification. For variable rate deposits where we have the contractual right to change rates, carrying value was assumed to approximate fair value resulting in a Level 1 classification. For certificates of deposit with defined maturities, the fair values were calculated using discounted cash flow models based on market interest rates for different product types and maturity dates. The discount rates used were based on rates for comparable deposits resulting in a Level 2 classification.
Subordinated Debentures: The fair value of subordinated debentures is estimated using a discounted cash flow approach by discounting the future expected cash flows to their present values using current market rates at which similar bonds would be issued with similar credit worthiness and remaining lives or payment structure. The discount rate is developed using assumptions including (i) yield and credit spreads to the Secured Overnight Finance Rate (“SOFR”) spot curve based on recent issuances and trades of subordinated debentures and preferred stock by similar banks and bank holding companies, (ii) a credit risk spread based on the performance and condition of the issuer and (iii) and a liquidity adjustment based on the illiquid nature of the subordinated debentures. The unobservable nature of the inputs and assumptions used in developing the discount rate results in a Level 3 classification.

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
Assets Recorded at Fair Value: Our assets measured at fair value on a recurring basis as of December 31, 2024 and 2023 are summarized below:

	Fair Value Measurements at December 31, 2024 Using:
Securities available for sale	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total Fair Value

U.S. treasury bonds	$—	$126,046	$—	$126,046
U.S. government-sponsored agencies	—	6,805	—	6,805
SBA-backed securities	—	9,129	—	9,129
Government-guaranteed mortgage-backed securities	—	77,067	—	77,067
Government-guaranteed collateralized mortgage obligations	—	56,285	—	56,285
Private label collateralized mortgage-backed securities	—	9,221	—	9,221
Obligations of state and political subdivision	—	95,665	—	95,665
Asset-backed securities		2,370		2,370
Corporate bonds	—	17,285	600	17,885
	$—	$399,873	$600	$400,473
One of our securities acquired through the merger with 1st Capital Bancorp is classified as Level 3 because of a lack of observable market data. The table below presents a reconciliation of assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31:

	Corporate Bonds
	2024	2023

Balance of recurring Level 3 assets at January 1	$—	$—
Acquired assets	608	—
Total gains or losses for the period included in other comprehensive income	(8)	—
Ending balance of recurring Level 3 assets	$600	$—

	Fair Value Measurements at December 31, 2023 Using:
Securities available for sale	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total Fair Value

U.S. treasury bonds	$—	$198,788	$—	$198,788
U.S. government-sponsored agencies	—	12,354	—	12,354
SBA-backed securities	—	10,488	—	10,488
Government-guaranteed mortgage-backed securities	—	8,957	—	8,957
Government-guaranteed collateralized mortgage obligations	—	26,832	—	26,832
Obligations of state and political subdivision	—	5,147	—	5,147
	$—	$262,566	$—	$262,566

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
There were no transfers between Level 1, Level 2 and Level 3 during 2024 or 2023. There were no recurring Level 3 assets or liabilities measured at fair value during 2024 or 2023.
We may be required, from time to time, to measure certain assets at fair value on a non-recurring basis. These include assets that are measured at the lower of cost or market value that were recognized at fair value, which was below cost at the reporting date.
The fair value of collateral-dependent loans individually evaluated with specific allocations of the allowance for credit losses on loans is generally based on real estate appraisals received after origination. There were two individually analyzed loans that were deemed collateral dependent at year-end 2024. No assets measured at fair value on a non-recurring basis at year-end 2023.
Fair Value of Financial Instruments: The carrying amounts and estimated fair values of financial instruments not carried at fair value, at December 31, 2024 and 2023, are summarized in the table below. Financial instruments specifically excluded from disclosure requirements such as bank-owned life insurance policies, lease obligations and non-maturity deposit liabilities are not included below:

	Fair Value Measurements at December 31, 2024 Using:
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Financial Assets
Cash and cash equivalents	$84,758	$84,758	$—	$—	$84,758
Interest-bearing deposits in other financial institutions	249	—	249	—	249
Debt securities held to maturity	7,273	—	1,525	5,280	6,805
Loans held for sale	—	—	—	—	—
Loans, net of allowance	2,013,593	—	—	1,984,270	1,984,270
Accrued interest receivable	10,699	—	2,256	8,443	10,699

Financial Liabilities
Time deposits	$173,875	$—	$173,151	$—	$173,151
Overnight borrowings	—	—	—	—	—
Subordinated debentures	11,608	—	—	11,894	11,894
Accrued interest payable	$1,359	$294	$1,065	$—	$1,359

	Fair Value Measurements at December 31, 2023 Using:
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Financial Assets
Cash and cash equivalents	$33,938	$33,938	$—	$—	$33,938
Interest-bearing deposits in other financial institutions	10,457	—	10,123	—	10,123
Debt securities held to maturity	7,585	—	1,645	5,697	7,342
Loans held for sale	33,696	—	36,264	—	36,264
Loans, net of allowance	1,353,654	—	—	1,330,952	1,330,952
Accrued interest receivable	8,140	—	1,263	6,877	8,140

Financial Liabilities
Time deposits	$179,612	$—	$178,191	$—	$178,191
Overnight borrowings	32,500	32,500	—	—	32,500
Accrued interest payable	1,044	108	936	—	1,044

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
Management monitors the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
Management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total assets, total liabilities or total earnings.
NOTE 5 - PREMISES AND EQUIPMENT
The following presents the cost of premises and equipment, including leasehold improvements and the related accumulated depreciation and amortization at December 31, 2024 and 2023:

	2024	2023
Land and construction	$1,082	$1,682
Building	4,131	6,390
Furniture, fixtures and equipment	3,964	3,688
Software and capitalized data and item processing	361	350
Computer equipment	1,831	1,378
Leasehold improvements	4,057	3,221
Construction-in-progress	666	254
Total premises and equipment	16,092	16,963
Less: accumulated depreciation and amortization	(6,695)	(5,933)
Premises and equipment	$9,397	$11,030
Depreciation expense was $1,289,000 and $1,363,000 for 2024 and 2023, respectively. During the third quarter of 2023, we sold our vacant property with the associated furniture and equipment and recognized a $255,000 gain.
Due to the geographic branch overlap resulting from the acquisition discussed in Note 18, the Company sold a branch facility in Monterey, California, on December 27, 2024, with sales proceeds of $1,892,000 and recorded a loss on sale of $509,000 in 2024.
NOTE 6 - LEASES
Lessee Arrangements: We enter into leases in the normal course of business primarily for branches, back-office operations and loan production offices. Our leases have remaining terms ranging from one to 10 years, some of which include renewal options to extend the lease for up to five years. The weighted average lease term at December 31, 2024, is 5.16 years, and the weighted average discount rate used in the calculations is 1.85%. Our leases do not include residual value guarantees or covenants.
We lease certain branch properties and equipment under long-term operating lease agreements. These leases expire on various dates through 2033 and have various renewal options of five years each. Some leases may include a free rent period or have net operating costs associated with them.
We include lease extension options in the lease term if, after considering relevant economic factors, it is reasonably certain we will exercise the option. In addition, the Company has elected to account for any non-lease components in its real estate leases as part of the associated lease component. We have elected the practical expedient under ASC 842-20-25-2, Short-Term Leases, to not recognize leases with original lease terms of 12 months or less (short-term leases) on our balance sheet. We have elected the practical expedient under ASC 842-20-25-37, Lessee, to not separate non-lease components from lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component.

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
Leases are classified as operating or finance leases at the lease commencement date. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. Adjustments to the required minimum future lease payments that are variable and will not be determinable until a future period are immaterial and not included in the determination of the right of use assets and lease liabilities.
We use the incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. Our incremental borrowing rate is based on the FHLB amortizing advance rate, adjusted for the lease term and other factors.
Right-of-use assets and lease liabilities by lease type, and the associated balance sheet classifications, are as follows:

	Balance Sheet Classification	2024	2023
Right-of-use assets:
Operating leases	Accrued interest receivable and other assets	$6,787	$4,192

Lease liabilities:
Operating leases	Accrued interest payable and other liabilities	$7,157	$4,424
Lease Expense: The components of total lease cost were as follows for the periods ending:

	December 31,
	2024	2023

Operating lease cost	$1,083	$850
Short-term lease cost	—	—
Total lease cost, net	$1,083	$850
Lease Obligations: Future undiscounted lease payments for operating leases with initial terms of one year or more as of December 31, 2024, are as follows:

Operating Leases
2025	$1,511
2026	1,399
2027	1,128
2028	960
2029	920
Thereafter	2,062
Total undiscounted lease payments	7,980
Less: imputed interest	(823)
Net lease liabilities	$7,157
NOTE 7 - GOODWILL AND INTANGIBLE ASSETS
Business combinations involving our acquisition of the equity interests or net assets of another enterprise give rise to goodwill.

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
Goodwill: The change in goodwill during the year is as follows:

	2024	2023
Balance at beginning of year	$25,762	$25,762
Acquired goodwill	14,292	—
Impairment	—	—
Balance at end of year	$40,054	$25,762
Total goodwill represents the excess of the purchase consideration over the fair value of assets acquired net of fair value of liabilities assumed in the business combinations accounted under the purchase method accounting for 1st Capital Bancorp in 2024 and Lighthouse Bank in 2019. The value of goodwill is dependent on our ability to generate net earnings after the acquisition and is not deductible for tax purposes.
Impairment for goodwill exists when a reporting unit’s carrying value exceeds its fair value. At December 31, 2024, the Company’s reporting unit had positive equity and the Company elected to perform a qualitative assessment to determine if it was more likely than not that the fair value of the reporting unit exceeded its carrying value, including goodwill. The qualitative assessment indicated it was more likely than not that the fair value of the reporting unit exceeded its carrying value, resulting in no impairment.
Other Acquired Intangible Assets: The other acquired intangible assets at December 31, 2024, included the core deposit relationships from the acquisitions of 1st Capital Bancorp in 2024 of $27,700,000 and Lighthouse Bank in 2019 of $3,707,000. Core deposit intangibles are being amortized using dollar weighted deposit runoff on an annualized basis over an estimated life of 13 years and 10 years from the date of acquisition with 1st Capital Bancorp and Lighthouse Bank, respectively. At December 31, 2024, the weighted average remaining amortization period for 1st Capital Bank is 12.75 years and for Lighthouse Bank is 4.75 years. The carrying value of intangible assets at December 31, 2024 and 2023 was $28,051,000 and $1,671,000, respectively, net of accumulated amortization expense as shown in the following table:

	2024		2023
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Core deposit intangibles	$31,407	$3,356	$3,707	$2,036
Impairment indicators for core deposit intangibles exist when interest rates of the wholesale funding sources fall significantly and core deposit outflows are more than expected, often resulting from sudden change in deposit behaviors due to alarming market events or economic conditions, or there is intense market competition for core deposits. At December 31, 2024, the Company determined that there have been no changes in the acquired deposit portfolios or market conditions that would indicate an impairment of the core deposit intangibles, resulting in no impairment recorded in 2024 or 2023.
Amortization expense recognized was $1,320,000 for 2024 and $363,000 for 2023.

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
The following table summarizes our estimated core deposit intangible amortization expense for each of the next five years:

Year ending December 31,	Estimated Future Amortization Expense of Core Deposit Intangible
2025	$4,193
2026	3,870
2027	3,548
2028	3,228
2029	2,863
Thereafter	10,349
Total	$28,051
NOTE 8 - DEPOSITS
Interest-bearing deposits at December 31, 2024 and 2023, consisted of the following:

	2024	2023
Demand deposit	$270,254	$219,641
Money market	668,584	434,369
Time deposits $250,000 or more	70,597	66,211
Time deposits less than $250,000	103,278	113,401
Savings	183,507	105,012
Total interest-bearing deposits	$1,296,220	$938,634
Aggregate annual maturities of time deposits are as follows:

2024
2025	$170,745
2026	2,823
2027	222
2028	85
2029	—
Thereafter	—
$173,875
NOTE 9 - BORROWED FUNDS
We have established a secured borrowing arrangement, secured by loans totaling approximately $985,125,000 and $727,489,000, with the FHLB as of December 31, 2024 and 2023, respectively. Overnight and term advances are available under the FHLB borrowing arrangement and the credit limit varies according to the amount and composition of the investments and loan portfolios pledged to FHLB as collateral. We had no overnight advances nor any term advances through the FHLB as of December 31, 2024, or 2023.
We also have an available line of credit with the FRB secured by certain loans totaling approximately $399,884,000 and $322,052,000 as of December 31, 2024 and 2023, respectively. No borrowings were outstanding from the FRB’s discount window or its Bank Term Funding Program at December 31, 2024 or 2023.

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
At December 31, 2024 and 2023, we had unsecured lines of credit with our correspondent banks in an aggregate amount of $95,000,000 and $80,000,000, respectively. At year-end, correspondent banks offered overnight advances at fixed rates above the federal funds rate ranging from 4.90% to 5.81%, averaging 5.48%. As of December 31, 2024, there was no outstanding amount of overnight borrowing under these lines. As of December 31, 2023, outstanding total of overnight borrowing under these lines was $32,500,000.
The following table summarizes our borrowing capacity under various lines of credit and the outstanding borrowings as of December 31, 2024 and 2023:

	2024	2023
Line of credit from the FHLB – collateralized	$645,716	$434,961
Line of credit from the FRB – collateralized	322,258	251,641
Lines at correspondent banks – unsecured	95,000	80,000
Total external contingency liquidity capacity	1,062,974	766,602
Less: overnight borrowings	—	(32,500)
Net available borrowing capacity	$1,062,974	$734,102
NOTE 10 – SUBORDINATED DEBENTURES
In June 2021, 1st Capital Bancorp issued $15,000,000 aggregate principal amount of its 4.00% fixed-to-floating rate subordinated notes due 2036 in a private placement transaction to certain qualified buyers and accredited investors. As part of the merger discussed in Note 18, the Company assumed the subordinated debentures and recorded the subordinated debentures at a fair value discount at the merger date. The discount is accreted over the remaining life of the subordinated debentures. The notes bear contractual interest at an annual fixed rate of 4.00% with the first interest payment on the notes made December 30, 2021, and interest payable semiannually each June 30 and December 30 through June 2026. At December 31, 2024, the carrying value of the notes was $11,608,000, net of unaccreted fair value discounts of $3,392,000. From and including June 30, 2026, to but excluding the maturity date or the date of earlier redemption, the debt will bear contractual interest at a floating rate equal to the then-current three-month SOFR plus a spread of 3.39% per annum, payable quarterly in arrears. The Company may, at its option, begin with the interest payment on June 30, 2026, but not prior thereto redeem the subordinated notes, in whole or in part at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest to but excluding the date of redemption.
NOTE 11 - PENSION AND OTHER POST-RETIREMENT BENEFITS
In an effort to attract and retain qualified officers, the Bank provides supplemental retirement benefits for certain executive officers of the Bank who, upon retirement, will received a fixed amount of salary continuation benefit payments for a defined period of time. For a stipulated number of years of continuous full-time employment with the Bank, the participant accumulates credit toward eligibility for a full benefit payment, in a manner analogous to vesting. However, such accumulated credit can be forfeited entirely under certain conditions, such as the participant’s termination of employment with cause, or the participant’s voluntary resignation before reaching their early retirement age. We account for these benefits as an unfunded noncontributory defined benefit pension plan using December 31 as the measurement date for this plan.

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
The following table reflects the changes in obligations and plan assets of the defined benefit pension plan as of December 31, 2024 and 2023:

	2024	2023
Change in benefit obligation
Beginning benefit obligation	$3,654	$3,573
Service cost	210	258
Interest cost	183	166
Actuarial losses	(211)	(158)
Benefits paid	(91)	(186)
Ending benefit obligation	3,745	3,653

Change in plan assets
Beginning plan assets	—	—
Employer contributions	211	186
Benefits paid	(211)	(186)
Ending plan assets	—	—
Funded status at end of year	$(3,745)	$(3,653)
Amounts recognized in accumulated other comprehensive income at December 31 consist of:

	2024	2023
Change in benefit obligation
Unrecognized net actuarial gains	$(1,050)	$(1,058)
Unrecognized prior service cost	—	—
Unrecognized net transition obligation (assets)	—	—
	$(1,050)	$(1,058)
The following components of net periodic benefit cost, other than the service cost component, are included in the line item “other noninterest expense” in the income statement:

	2024	2023
Components of net periodic benefit cost
Service cost	$210	$258
Interest cost	183	166
Amortization of actuarial gains	(99)	(78)
Net periodic benefit cost	294	346

Net gains	(91)	(158)
Prior service cost (credit)	—	—
Amortization of gains	99	78
Amortization of prior service cost	—	—
Total recognized in other comprehensive income (loss)	8	(80)
Total recognized in net periodic benefit cost and other comprehensive income	$302	$266

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
Assumptions: Weighted average assumptions used to determine pension benefit obligations and net periodic pension cost at December 31:

	2024	2023
Discount rate used to determine net periodic benefit cost	5.18%	4.78%
Discount rate used to determine benefit obligations	4.96%	5.18%
Future salary increases	N/A	N/A
NOTE 12 - EMPLOYEE BENEFIT PLANS
401(k) Plan: All employees are eligible to participate in our 401(k) benefit plan, which is a tax-deferred savings plan designed to assist employees in preparing for their retirement years. The 401(k) Plan allows employees to contribute to the plan up to certain limits prescribed by the Internal Revenue Service. We match 30% of contributions up to 6% of compensation. Total expense for the years ended December 31, 2024 and 2023 was $429,000 and $368,000, respectively.
Split-dollar Life Insurance: We account for split-dollar life insurance in accordance with ASC 715-60, Compensation – Non-retirement Post-employment Benefits, which requires that endorsement split-dollar life insurance arrangements which provide a post-retirement benefit to an employee be recorded based on the substance of the agreement with the employee. When we effectively agree to maintain a life insurance policy during the covered employee’s retirement, the present value of the cost of future premiums of insurance policy during post-retirement is accrued. The total liability recorded as of December 31, 2024 and 2023 was $1,349,000 and $1,311,000, respectively. Total expense recognized for the year ended December 31, 2024, was $38,000 and total gain recognized for the year ended December 31, 2023, was $25,000.
Nonqualified Deferred Compensation Plan: As part of the merger discussed in Note 18, we assumed the Nonqualified Deferred Compensation Plan (“Plan”) of 1st Capital Bank established in 2012. The Plan is a defined contribution program. Participants in the Plan are general unsecured creditors of the Company. The Plan was established for the purpose of providing the executive officers and certain other highly compensated employees an opportunity to defer compensation. Participants in the Plan may elect to defer annually any bonus or incentive compensation and any amount of base salary in excess of $3,000 per month. At the time of election to defer compensation, the participants must also elect a distribution date and a distribution method. Participants may elect to receive amounts payable in a lump sum or in annual installments over a designated period not to exceed 10 years. The Company pays the administrative costs of the Plan but does not make contributions to the Plan aside from interest credited. The Plan requires the Company to pay interest on the deferred balances at a rate equal to The Wall Street Journal Prime Rate on November 1 of the preceding year, set annually for each calendar year, subject to a floor of 0.00%. Participants were first eligible to contribute to the Plan on January 1, 2013. The Company recorded interest expense on deferred compensation of $81,000 for the year ended December 31, 2024. The Company’s total liability under the Plan was $1,017,000 at December 31, 2024.

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
NOTE 13 - INCOME TAXES
The provision for income taxes is as follows for the years ended December 31, 2024 and 2023:

	2024	2023
Current expense
Federal	$8,682	$9,168
State	4,688	5,312
Total current	13,370	14,480

Deferred expense (benefit)
Federal	(916)	106
State	(96)	34
Total deferred	(1,012)	140
Total provision for income taxes	$12,358	$14,620
The effective tax rates differ from the federal statutory rate of 21% for 2024 and 2023 when applied to income before income taxes due to the following:

	2024	2023
Federal statutory rate	21.00%	21.00%
State income tax, net of federal effect	8.66%	8.46%
Tax exempt interest, net of nondeductible interest expense	(0.48)%	(0.26)%
Bank-owned life insurance	(0.27)%	(0.19)%
Split-dollar life insurance	0.02%	(0.01)%
Stock-based compensation	0.08%	0.15%
Acquisition-related costs	0.38%	0.00%
Other	0.08%	0.22%
Total	29.47%	29.37%
Deferred income taxes are the result of differences between income tax accounting and accounting principles generally accepted in the United States, with respect to income and expense recognition. The net deferred taxes are reported in Accrued Interest Receivable and Other Assets in the Balance Sheets as of December 31, 2024 and 2023.

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
The tax effects of temporary differences that gave rise to deferred tax assets and deferred tax liabilities at December 31, 2024 and 2023 are as follows:

	2024	2023
Deferred tax assets
Allowance for credit losses	$9,351	$7,078
Deferred compensation plan and supplemental executive retirement plan	1,718	1,393
Accrued expenses	701	633
State income tax	1,029	1,115
Unaccreted fair value discount on acquired loans	9,266	98
Lease liability	2,116	1,308
Net unrealized losses on investment securities	15,115	4,436
Net operating loss carryforwards from the 1st Capital Bancorp acquisition	2,191	—
Reserve for unfunded commitments	645	526
Other deferred tax assets	733	106
Gross deferred tax assets	42,865	16,693

Deferred tax liabilities
Deferred loan origination costs, net of fees	(2,857)	(1,994)
Core deposit intangibles	(8,293)	(494)
Premises and equipment	(598)	(948)
Right-of-use asset	(2,007)	(1,239)
Unaccreted discount on subordinated debentures	(914)	—
Unrealized gain on pension	(310)	(313)
Other deferred tax liabilities	(99)	(169)
Gross deferred tax liabilities	(15,078)	(5,157)
Net deferred tax asset	$27,787	$11,536
As a result of the acquisition of 1st Capital Bancorp in 2024, we had federal and California net operating loss carryforwards ("NOLs") of approximately $7,674,000 and $6,769,000, respectively, as of December 31, 2024. The federal NOL will be carried forward indefinitely, if not utilized, but is limited to 80% of taxable income. If not fully utilized, the California NOLs will begin to expire in 2046. The acquisition of 1st Capital Bancorp resulted in limitations on the annual utilization of these NOLs under section 382 of the Internal Revenue Code. We expect to fully utilize all of the federal and California NOLs prior to their expiration, based upon the level of historical taxable income and projections for future taxable income over the periods during which the deferred tax assets are expected to be deductible. Management believes it is more likely than not that the deferred tax assets will be realized. Accordingly, no valuation allowance has been established as of December 31, 2024, or 2023.
The Bancorp and the Bank have entered into a tax allocation agreement, which provides that income taxes shall be allocated between the parties on a separate entity basis. The intent of this agreement is that each member of the consolidated group will incur no greater tax liability than it would have incurred on a stand-alone basis.
We have no material unrecognized tax benefits at December 31, 2024, or 2023 and do not expect the total amount of unrecognized tax benefits to significantly increase or decrease within the next 12 months. The total amount of interest and penalties recorded in the income statement was $8,000 and $1,000 for the years ended December 31, 2024 and 2023, respectively.
We are subject to U.S. federal income tax as well as California income tax and multiple other states with immaterial tax liabilities. In general, we are no longer subject to examination by taxing authorities for years before 2021 for federal or state purposes, respectively.

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
NOTE 14 - RELATED PARTY TRANSACTIONS
During the normal course of business, the Company may enter into transactions with related parties, including directors, executive officers, principal shareholders, and their businesses or affiliates. In accordance with applicable regulations and Bank policies, these loans are granted on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with persons not related to the Company. Likewise, these transactions do not involve more than the normal risk of collectability or present other unfavorable features. Loan-related activity to principal officers, directors and their affiliates during 2024 and 2023 were as follows:

	2024	2023
Beginning balance	$17,828	$17,600
New loans or disbursements	4,233	8,453
Changes in borrower status	—	(6,394)
Principal repayments	(3,528)	(1,831)
Ending balance	$18,533	$17,828
At December 31, 2024 and 2023, no related party loans were on nonaccrual status or classified for regulatory reporting purposes. Deposits from principal officers, directors and their affiliates at December 31, 2024 and 2023 were $9,712,000 and $9,003,000, respectively.
We solicited legal services from a member of our Board of Directors and incurred legal expenses of $109,000 and $41,000 in 2024 and 2023, respectively.
NOTE 15 – SHAREHOLDERS’ EQUITY AND STOCK-BASED COMPENSATION
Stock Repurchase
On July 25, 2022, the Company announced the launch of a $5 million Share Repurchase Program. The Board of Directors authorized the Share Repurchase Program and received the required approvals from the California Department of Financial Protection and Innovation as well as the Federal Deposit Insurance Corporation. The Stock Repurchase Program ended on June 30, 2023, and shares purchased under the program reduced the number of outstanding shares and were returned to authorized but unissued status. As of December 31, 2023, 121,079 shares totaling $3 million were repurchased and were accounted for as a reduction in equity.
Stock-Based Compensation
We have two share-based compensation plans as described below. Total compensation cost that has been charged against income for those plans was $854,000 and $726,000 for December 31, 2024 and 2023, respectively. The total income tax benefit was $182,000 and $93,000 for December 31, 2024 and 2023, respectively.
We estimate the fair value of each option award as of the date of grant using a closed form option valuation model (Black-Scholes-Merton) and the following assumptions. Expected volatilities are based on historical volatilities of our common stock commensurate with the expected term of the option. The "simplified" method described in the Securities and Exchange Commission's Staff Accounting Bulletin No. 110 is used to determine the expected term of the options due to the lack of sufficient historical data. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant with substantially the same term as the expected term of the option.

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
There were no stock options granted in 2024. The fair value of options granted in 2023 was determined using the following weighted average assumptions as of grant date:

2023
Risk-free interest rate	4.41%
Expected terms (yrs.)	6.25
Expected stock price volatility	31.43%
Dividend yield	2.40%
2014 Omnibus Plan: We adopted the Omnibus Plan in May 2014 for employees and non-employee directors, which remained in effect until February 19, 2024. The Omnibus Plan allows qualified stock option grants for employees and non-qualified restricted stock awards for officers and non-employee directors. The maximum number of shares of common stock that may be issued under this plan is 939,940 and 444,399 shares were available when the plan expired in February 2024. The Omnibus Plan was replaced with the 2024 Equity Based Compensation Plan.
The Omnibus Plan permits the grant of non-statutory options, incentive stock options and restricted stock awards to our directors and employees. Options granted under the Omnibus Plan may be incentive stock options or non-statutory stock options, as determined by the plan administrator at the time of grant of an option, however incentive stock options may be granted only to employees. In addition, restricted stock awards may be granted under the Omnibus Plan to directors and employees.
2024 Equity Based Compensation Plan: We adopted the Equity Based Compensation Plan in May 2024 for employees and non-employee directors, which will continue in effect until March 20, 2034. The Equity Based Compensation Plan allows incentive stock option grants for employees and stock options, restricted stock awards, restricted share units and performance share awards for officers and non-employee directors. The maximum number of shares of common stock that may be issued under this plan is 1,000,000 and 952,289 shares were available as of December 31, 2024.
The Equity Based Compensation Plan permits the grant of non-qualified stock options, incentive stock options, restricted stock awards, restricted share units and performance share awards to our directors and employees. Options granted under the Equity Based Compensation Plan may be incentive stock options or non-statutory stock options, as determined by the plan administrator at the time of grant of an option, however incentive stock options may be granted only to employees. In addition, restricted stock awards may be granted under the Equity Based Compensation Plan to directors and employees.
Stock Options: The per share exercise price for the shares to be issued upon exercise of any option shall be such price as is determined by the plan administrator, but no less than 100 percent of the fair market value per share on the date of grant. All option contracts have expiration dates on the earlier of termination of service or 10 years from

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
the date of grant. The following is a summary of the activity relating to the 2014 Omnibus Plan for 2024 as presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value

Options outstanding at beginning of year	313,172	$22.59
Granted	—	—
Exercised	30,847	18.88
Expired	(1,749)	23.77
Forfeited	(6,295)	23.63
Options outstanding at end of year	335,975	$22.86	5.79 years	$5,106
Options fully vested and expected to vest	271,770			$5,106
Exercisable at end of year	224,271	$22.54	5.35 years	$4,285
Information related to the stock option plan during each year follows:

	2024	2023
Intrinsic value of options exercised	$536	$355
Cash received from options exercised	$576	$241
Tax benefit realized from options exercised	$16	$10
Weighted average fair value of options granted	$—	$7.65
As of December 31, 2024, there was $364,000 of total unrecognized compensation cost related to non-vested stock options granted under the 2014 Omnibus Plan. The cost is expected to be recognized over a weighted average period of 1.80 years.
Restricted Stock Awards: As of December 31, 2024, there was $1,761,000 in unrecognized compensation cost related to non-vested shares granted under two equity-based compensation plans combined. The cost is expected to be recognized over a weighted average period of 2.95 years. The total fair value of shares vested during the years ended December 31, 2024 and 2023 was $500,000 and $284,000, respectively.
The following is a summary of the activity relating to non-vested shares under to the 2014 Omnibus Plan for the year ended December 31, 2024, as presented below:

	Shares	Weighted Average Grant Date Fair Value
Non-vested awards at January 1, 2024	24,034	$27.63
Granted	—	—
Vested	(7,688)	26.93
Forfeited	—	—
Non-vested awards at December 31, 2024	16,346	$27.96

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
The following is a summary of the activity relating to non-vested shares under to the 2024 Equity Based Compensation Plan for the year ended December 31, 2024, as presented below:

	Shares	Weighted Average Grant Date Fair Value
Non-vested awards at January 1, 2024	—	$—
Granted	52,466	35.95
Vested	(7,180)	29.61
Forfeited	(4,755)	39.24
Non-vested awards at December 31, 2024	40,531	$36.68
NOTE 16 - REGULATORY CAPITAL MATTERS
Regulatory Capital: Bank and Bancorp are subject to various regulatory capital adequacy requirements administered by banking regulatory agencies. These requirements, involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet minimum capital requirements can result in certain mandatory and discretionary supervisory actions by regulators that could have a direct material effect on the Company’s financial statements. Management believes that as of December 31, 2024, the Bank and Bancorp met all capital adequacy requirements to which they are subject.
The Bank is subject to prompt corrective action regulations. The prompt corrective action framework provides five capital classifications: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized". For insured depository institutions that are adequately capitalized (and not well capitalized), regulatory approval is required to accept brokered deposits. Insured depository institutions that become undercapitalized are subject to limitations on, capital distributions, as well as asset growth and expansion, and must submit capital restoration plans. At December 31, 2024 and 2023, the Bank was categorized well capitalized under this regulatory framework. There are no conditions or events since that notification that management believes have changed the category.
The Board of Governors of the Federal Reserve also sets regulatory capital requirements for bank holding companies like the Bancorp that generally follow similar minimum requirements set for banks for capital adequacy. However, the Federal Reserve also maintains a Small Bank Holding Company Policy Statement that generally applies to holding companies with less than $3.0 billion in assets and with non-complex operations. One element of this policy is that such holding companies are not subject to separate capital measurements and instead the Federal Reserve looks through the holding company to the bank level capital ratios. The Bancorp qualifies for the Policy Statement and currently is not subject to separate capital ratio measurements. Nevertheless, the following table shows the Bancorp’s capital ratios as if it were subject to separate capital measurement.

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
Actual and required capital amounts and ratios are presented below at December 31, 2024 and 2023 for both the Bank and Bancorp:

Capital Ratios for the Bancorp*	Actual		Required for Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2024
Total capital to risk weighted assets	$317,356	14.00%	$237,953	10.50%	$226,622	10.00%
Tier 1 (Core) capital to risk weighted assets	$277,354	12.24%	$192,629	8.50%	$181,298	8.00%
Common Tier 1 (CET1) to risk weighted assets	$277,354	12.24%	$158,635	7.00%	$147,304	N/A
Tier 1 (Core) capital to average assets	$277,354	10.51%	$105,532	4.00%	$131,916	N/A

As of December 31, 2023
Total capital to risk weighted assets	$231,856	14.98%	$162,545	10.50%	$154,805	10.00%
Tier 1 (Core) capital to risk weighted assets	$212,427	13.72%	$131,584	8.50%	$123,844	8.00%
Common Tier 1 (CET1) to risk weighted assets	$212,427	13.72%	$108,363	7.00%	$100,623	N/A
Tier 1 (Core) capital to average assets	$212,427	12.09%	$70,271	4.00%	$87,838	N/A

Capital Ratios for the Bank*	Actual		Required for Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2024
Total capital to risk weighted assets	$316,993	13.99%	$237,944	10.50%	$226,614	10.00%
Tier 1 (Core) capital to risk weighted assets	$288,599	12.74%	$192,622	8.50%	$181,291	8.00%
Common Tier 1 (CET1) to risk weighted assets	$288,599	12.74%	$158,630	7.00%	$147,299	N/A
Tier 1 (Core) capital to average assets	$288,599	10.94%	$105,519	4.00%	$131,898	N/A

As of December 31, 2023
Total capital to risk weighted assets	$231,419	14.95%	$162,545	10.50%	$154,805	10.00%
Tier 1 (Core) capital to risk weighted assets	$211,990	13.69%	$131,584	8.50%	$123,844	8.00%
Common Tier 1 (CET1) to risk weighted assets	$211,990	13.69%	$108,363	7.00%	$100,623	N/A
Tier 1 (Core) capital to average assets	$211,990	12.07%	$70,271	4.00%	$87,838	N/A
__________________
*Ratios for all capital adequacy requirements, except for the Tier 1 leverage ratio, include the required minimum capital plus the 2.5% capital conservation buffer as required under the Basel III Capital Standards.

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
Dividend Restrictions: The Board of Directors may, to the extent of such earnings and our net capital requirements and subject to the provisions of the California Financial Code, declare and pay a portion of such earnings to its shareholders as dividends. No cash dividend will be declared without a complete analysis of capital impact, current economic assessment and current risk analysis.
Under the California Financial Code, payment of dividends by the Bank to the Bancorp without advance regulatory approval is restricted to the lesser of retained earnings or the amount of undistributed net profits of the Bank from the three most recent fiscal years. Under this restriction, approximately $81,736,000 of the Bank’s retained earnings balance was available for payment of dividends to the Bancorp as of December 31, 2024. The Bancorp received $6,730,000 in cash dividends from the Bank during fiscal year 2024.
Under the California Corporations Code, payment of dividends by the Bancorp to its shareholders is restricted to the amount of retained earnings immediately prior to the distribution or the amount of assets that exceeds the total liabilities immediately after the distribution. As of December 31, 2024, the Bancorp's retained earnings and amount of total assets that exceeds total liabilities were $140,673,000 and $332,981,000, respectively.
NOTE 17 - LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES
Correspondent Banking: At times, we maintain deposit amounts at corresponding banks that exceed federally insured limits. Uninsured deposits totaled $486,000 and $14,382,000 at December 31, 2024 and 2023, respectively. We have not experienced any losses on amounts exceeding the insured limits.
Financial Investments with Off-balance-sheet Exposure: In the normal course of business to meet the financing needs of our clients, we enter into various financial arrangements where the financial instruments are not recorded in our consolidated balance sheet. These financial instruments include commitments to extend credit, standby letters of credit, overdraft protection and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement we have in particular classes of financial instruments.
Our exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit, standby letters of credit and financial guarantees is represented by the contractual amount of those instruments. We use the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.
Commitments to extend credit are agreements to lend to a client as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each client's credit worthiness on a case-by-case basis. The amount of collateral obtained, if we deemed necessary upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant and equipment, residential real estate and income-producing commercial properties.
Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a client to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to clients.

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
The contractual amounts of financial instruments with off-balance-sheet exposure as of December 31, 2024 and 2023 were as follows:

	December 31, 2024		December 31, 2023
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate

Commitments to make loans	$12,442	$539,206	$15,994	$391,542
Unused lines of credit	491	72,446	503	68,218
Standby letters of credit	—	1,545	—	3,520
	$12,933	$613,197	$16,497	$463,280
Commitments to make loans are generally made for periods of 90 days or less.
NOTE 18 – BUSINESS COMBINATION
On October 1, 2024, Bancorp acquired 100% of the outstanding common shares of 1st Capital Bancorp, parent company for 1st Capital Bank, for an aggregate transaction value of $80,794,000. As of October 1, 2024, 1st Capital Bancorp merged with and into Bancorp and 1st Capital Bank merged with and into Bank. Under the terms of the acquisition, 5,754,544 shares of 1st Capital Bancorp common stock were exchanged to received 0.36 of a share of the Company’s common stock for each share of 1st Capital Bancorp common stock. With the acquisition, the Company has expanded its geographic footprint and client base. 1st Capital Bancorp results of operations were included in the Bancorp’s results beginning October 1, 2024. 1st Capital Bancorp’s contributions to net interest income and net income (loss) included in the consolidated statements of income were $13,471,000 and ($4,272,000), respectively, since the date of acquisition through December 31, 2024, and are included in the Bancorp’s Consolidated Statement of Income. The fair value of the common shares issued as part of the consideration paid for 1st Capital Bancorp were determined based on the closing price of the Bancorp’s common shares on the acquisition date.
Goodwill of $14,292,000 was recorded, which represents the excess of the total merger consideration paid over the fair value of the assets acquired, net of the fair values of the liabilities assumed. Goodwill is not expected to be deductible for income tax purposes. The fair value of the core deposit intangible asset was determined to be

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
$27,700,000. The following table summarizes the consideration paid for 1st Capital Bancorp and the fair value of the assets acquired and liabilities assumed at the acquisition date:

Consideration
Shares of 1st Capital Bancorp common stock exchanged	5,754,544
Exchange ratio	0.36
Shares of the Company's common stock issued to 1st Capital Bancorp shareholders at closing, before fractional shares	2,071,636
Less fractional shares	(153)
Shares of the Company's common stock issued to 1st Capital Bancorp shareholders at closing	2,071,483
The Company's closing price per share, September 30, 2024	$39.00
Fair value of common shares issued and exchanged	$80,788
Cash paid for fractional shares	6
Fair value of total consideration transferred	$80,794

Recognized amounts of identifiable assets acquired and liabilities assumed (fair value)
Cash and cash equivalents	$43,116
Debt securities	258,333
Equity securities	5,196
Loans	603,061
Premises and equipment	1,132
Core deposit intangibles	27,700
Other assets	41,455
Total fair value of assets acquired	979,993

Deposits	893,215
Subordinated debentures	11,521
Other liabilities	8,755
Total fair value of liabilities assumed	913,491

Total fair value of identifiable net assets	66,502

Goodwill	$14,292
The fair value of net assets acquired includes PCD, which are acquired assets that have shown evidence of more-than-insignificant credit deterioration since origination. Assets acquired and classified as non-PCD included loans and investment securities with a fair value and gross contractual amounts receivable of $829,867,000 and $889,804,000, respectively, on the date of acquisition.
The fair value of purchased financial assets with credit deterioration was $31,527,000 on the date of acquisition. The gross contractual amounts receivable relating to the purchased financial assets with credit deterioration was $35,440,000. The Bancorp’s estimates, on the date of acquisition, that $806,000 of the contractual cash flows specific to the purchased financial assets with credit deterioration will not be collected.

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
The pre-tax merger-related costs reflected in the consolidated statement of income for the year ended December 31, 2024, are summarized in the following table:

Financial advisory fees	$548
Professional services	583
Information technology	1,735
Personnel, severance and change in control costs	4,069
Marketing	104
Other	11
Total acquisition-related costs	$7,050
NOTE 19 - EARNINGS PER SHARE
The components used in the basic and diluted earnings per share computation follow:

	2024	2023
Basic earnings per share
Net income	$29,579	$35,150
Weighted average common shares outstanding	8,920,590	8,396,566
Basic earnings per common share	$3.32	$4.19

Diluted earnings per share
Net income	$29,579	$35,150
Weighted average common shares outstanding for basic earnings per common share	8,920,590	8,396,566
Add: Dilutive effects of assumed exercises of stock options and restricted stock awards	95,353	35,295
Weighted average outstanding and dilutive potential common shares	9,015,943	8,431,861
Diluted earnings per common share	$3.28	$4.17
Stock options for 2,000 and 112,000 shares of common stock were not considered in computing diluted earnings per common share as of December 31, 2024 and 2023, respectively, because they were anti-dilutive.

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
NOTE 20 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
Presented below is the condensed, unconsolidated financial information for West Coast Community Bancorp subsequent to its formation on August 18, 2023.
CONDENSED BALANCE SHEETS
As of December 31,

	2024	2023
ASSETS
Cash and cash equivalents	$1,034	$346
Investment in subsidiary	344,225	229,598
Other assets	87	94
Total assets	$345,346	$230,038

LIABILITIES AND SHAREHOLDERS' EQUITY
Subordinated debentures	$11,608	$—
Other liabilities	757	2
Total liabilities	12,365	2
Total shareholders' equity	332,981	230,036
Total liabilities and shareholders' equity	$345,346	$230,038
CONDENSED STATEMENTS OF INCOME
For the Years Ended December 31,

	2024	August 8 to December 31, 2023
Income
Dividend income from the Bank	$6,730	$1,830
Total income	6,730	1,830

Expense
Interest expense	237	—
Compensation and benefits	145	63
Other noninterest expense	966	119
Total expense	1,348	182
Income before income taxes	5,382	1,648
Income tax benefit	(296)	(54)
Income before undistributed income of subsidiary	5,678	1,702
Equity in undistributed earnings of subsidiary	23,901	11,613
Net income	$29,579	$13,315

WEST COAST COMMUNITY BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023
CONDENSED STATEMENTS OF CASH FLOWS
For the Years Ended December 31,

	2024	August 8 to December 31, 2023
Cash flows from operating activities:
Net income	$29,579	$13,315
Adjustments to reconcile net income to net cash from operating activities:
Equity in undistributed earnings of subsidiary	(23,901)	(11,613)
Accretion of fair value discount on subordinated debentures	87	—
Net changes in other assets	828	(94)
Net changes in other liabilities	(423)	2
Net cash provided by operating activities	6,170	1,610
Cash flows from investing activities:
Net cash and cash equivalents acquired in acquisition	140	—
Net cash provided by investing activities	140	—
Cash flows from financing activities:
Excise tax from stock repurchases	(21)	—
Proceeds from exercise of stock options	576	78
Cash dividends paid	(6,170)	(1,342)
Cash paid for stock repurchases	(7)	—
Net cash used in financing activities	(5,622)	(1,264)
Net change in cash and cash equivalents	688	346
Cash and cash equivalents, beginning of year	346	—
Cash and cash equivalents, end of year	$1,034	$346

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: [ ], 2026

West Coast Community Bancorp

	By:	/s/
	Name:	Krista Snelling
	Title:	Chairman, President and Chief Executive Officer